   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 9, 2001.


                                                      REGISTRATION NO. 333-67978
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                            ------------------------

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                    THQ INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        DELAWARE                                                13-3541686
              (STATE OR OTHER JURISDICTION                                   (I.R.S. EMPLOYER
           OF INCORPORATION OR ORGANIZATION)                              IDENTIFICATION NUMBER)

                          27001 AGOURA ROAD, SUITE 325
                       CALABASAS HILLS, CALIFORNIA 91301
                                 (818) 871-5000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                BRIAN J. FARRELL
                             CHAIRMAN OF THE BOARD,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                    THQ INC.
                          27001 AGOURA ROAD, SUITE 325
                       CALABASAS HILLS, CALIFORNIA 91301
                                 (818) 871-5000
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                WITH COPIES TO:

                SHERWIN L. SAMUELS, ESQ.                                   NORA L. GIBSON, ESQ.
                 ROBERT W. KADLEC, ESQ.                             WILSON SONSINI GOODRICH & ROSATI,
               SIDLEY AUSTIN BROWN & WOOD                                PROFESSIONAL CORPORATION
                 555 WEST FIFTH STREET                                ONE MARKET, SPEAR STREET TOWER
             LOS ANGELES, CALIFORNIA 90013                           SAN FRANCISCO, CALIFORNIA 94105
                     (213) 896-6000                                           (415) 947-2000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    As soon as is practicable after the effective date of this Registration
                                   Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Section 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                   NUMBER OF SHARES        PROPOSED MAXIMUM        PROPOSED MAXIMUM
     TITLE OF SECURITIES                TO BE              AGGREGATE PRICE        AGGREGATE OFFERING          AMOUNT OF
       TO BE REGISTERED             REGISTERED(1)            PER UNIT(2)               PRICE(2)          REGISTRATION FEE(4)
------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.01
per share(3)..................        2,875,000                 $53.44               $153,640,000              $38,410
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Includes 375,000 shares of common stock subject to the underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and was based on the average of the high and low prices of the common stock on the Nasdaq National Market on August 16, 2001 as reported by The Nasdaq Stock Market.
(3) Each share of common stock includes rights to purchase Series A Junior Participating Preferred Stock pursuant to a rights agreement between the Company and Computershare Investor Services, LLC, as Rights Agent.
(4) Previously paid.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 9, 2001


                                2,500,000 Shares

                                [THQ INC. LOGO]

                                  Common Stock

                               ------------------


     Our common stock is listed on The Nasdaq National Market under the symbol "THQI." The last reported sale price on November 8, 2001 was $55.11 per share.


     The underwriters have an option to purchase a maximum of 375,000 additional shares to cover over-allotments of shares.


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 5.


                                                                             UNDERWRITING
                                                           PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                                            PUBLIC            COMMISSIONS             THQ
                                                       -----------------   -----------------   -----------------
Per Share............................................  $                   $                   $
Total................................................  $                   $                   $

     Delivery of the common stock will be made on or about
            , 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    CREDIT SUISSE FIRST BOSTON                          GOLDMAN, SACHS & CO.

U.S. BANCORP PIPER JAFFRAY
                         GERARD KLAUER MATTISON
                                               JEFFERIES & COMPANY, INC.

               The date of this prospectus is             , 2001.

                       [INSIDE FRONT COVER OF PROSPECTUS]


              [GRAPHIC OF                                                                      [GRAPHIC OF BLUES
            WORLD WRESTLING                                                                     CLUES CHARACTER]
         FEDERATION SUPERSTARS]                                                           BLUES CLUES(TM)/NICKELODEON
     WORLD WRESTLING FEDERATION(R)                      [GRAPHIC OF
                                                       MONSTERS, INC.                             [GRAPHIC OF
              [GRAPHIC OF                               CHARACTERS]                           RUGRATS CHARACTERS]
            HOT WHEELS CAR]                     MONSTERS, INC./DISNEY-PIXAR                 RUGRATS(TM)/NICKELODEON
         HOT WHEELS(TM)/MATTEL
                                                         [THQ LOGO]                            [GRAPHIC OF ROCKET
              [GRAPHIC OF                             LICENSED BRANDS                          POWER CHARACTERS]
         SPONGEBOB SQUAREPANTS                                                            ROCKET POWER(TM)/NICKELODEON
              CHARACTERS]                               [GRAPHIC OF
               SPONGEBOB                                 SCOOBY-DOO                          [GRAPHIC OF STAR WARS
      SQUAREPANTS(TM)/NICKELODEON                       CHARACTERS]                                CHARACTER]
                                               SCOOBY-DOO(TM)/WARNER BROTHER                 STAR WARS(R)/LUCASARTS
              [GRAPHIC OF
             POWER RANGERS                         [GRAPHIC OF TETRIS(R)
              CHARACTERS]                               WORLDS LOGO]
        POWER RANGERS(TM)/SABAN                 TETRIS(R)/THE TETRIS COMPANY



               Depicts partial listing of THQ's licensed brands.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    1
RISK FACTORS..........................    5
FORWARD-LOOKING STATEMENTS............   13
USE OF PROCEEDS.......................   14
DIVIDEND POLICY.......................   14
PRICE RANGE OF COMMON STOCK...........   14
CAPITALIZATION........................   15
DILUTION..............................   16
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   17
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   19
BUSINESS..............................   30
MANAGEMENT............................   42



                                        PAGE
                                        ----
PRINCIPAL STOCKHOLDERS................   44
DESCRIPTION OF CAPITAL STOCK..........   46
SHARES ELIGIBLE FOR FUTURE SALE.......   49
UNDERWRITING..........................   50
NOTICE TO CANADIAN RESIDENTS..........   52
LEGAL MATTERS.........................   52
EXPERTS...............................   53
WHERE YOU CAN FIND MORE INFORMATION...   53
INCORPORATION OF CERTAIN INFORMATION
  BY REFERENCE........................   53
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1
QUARTERLY REPORT ON FORM 10-Q
  FOR QUARTER ENDED
  SEPTEMBER 30, 2001..............Appendix A


                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.


     THQ and the THQ logo are trademarks of THQ Inc. Nintendo(R), Nintendo Entertainment System(R) ("NES"), Super Nintendo Entertainment System(R) ("SNES"), Game Boy(R), Game Boy Color(R), Game Boy Advance, GameCube and Nintendo 64(R) are trademarks and/or registered trademarks of Nintendo of America Inc. ("Nintendo"). Sega(R), Genesis(R), Game Gear(R), Saturn(R) and Dreamcast(R) are registered trademarks of Sega of America, Inc. ("Sega"). Sony PlayStation(R) and Sony PlayStation(R) 2 are trademarks and/or registered trademarks of Sony Computer Entertainment Inc. ("Sony"). Microsoft Xbox is a trademark of Microsoft Corporation ("Microsoft"). THQ, Red Faction, Summoner, Cedar Ridge Construction, Heavy Iron Studios, Helixe, Pacific Coast Power & Light Company, Genetic Anomalies, Volition, THQ Wireless and their respective logos are trademarks of THQ Inc. All other trademarks are property of their respective owners. Microsoft, Nintendo and Sony are referred to herein collectively as the "manufacturers."

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in or incorporated by reference into this prospectus. You should read the entire prospectus carefully, including the section entitled "Risk Factors."

                                    THQ INC.


     We are a leading global developer and publisher of interactive entertainment software for the major hardware platforms in the home video game market. We currently develop and publish titles for Sony PlayStation 2 and PlayStation, Nintendo Game Boy Advance and Game Boy Color and personal computers ("PCs"). We are currently developing and plan to publish titles for the Microsoft Xbox and Nintendo GameCube consoles, which are scheduled to launch in November of this year. Our titles span most major interactive entertainment software genres including action, adventure, children's, driving, fighting, puzzle, role playing, simulation, sports and strategy.



     Our software is based on intellectual property licensed or assigned from third parties or created internally. We continually seek to identify and develop titles based on content from other entertainment media (such as movies and television programs), sports and entertainment personalities, popular sports and trends or concepts that have high public visibility or recognition or that reflect the trends of popular culture. Our portfolio of licensed brands includes the World Wrestling Federation, Rugrats, Scooby-Doo, Star Wars, Hot Wheels, Power Rangers, Disney's Atlantis and Disney/Pixar's Monsters, Inc.


     We also develop software based on brands created by our six internal development studios and by external developers under contract with us. Our original brands include Red Faction(TM), MX2002 featuring Ricky Carmichael, Summoner(TM), New Legends(TM) and Dark Summit(TM). Other than games that we release for PCs, all of our products are manufactured for us by the platform manufacturers or their authorized vendors.

     In North America, we market and distribute our software to customers including Wal-Mart, Toys "R" Us, Electronics Boutique, Target, Kmart, GameStop (formerly known as Babbage's Etc.), Best Buy, Kay Bee Toys and other regional and national general merchandisers, discount store chains and specialty retailers. Outside North America, we market and distribute our software to retailers in 70 countries and territories through offices in the United Kingdom, France, Germany and Australia.


     Fueled by the introduction of a new generation of powerful consoles, we believe the interactive entertainment software industry is beginning a significant growth phase. This growth phase, referred to in the industry as a new console cycle, began with the introduction of Sony PlayStation 2 last year and launch of Nintendo Game Boy Advance this year, and is expected to continue to gain momentum with the launches of Microsoft Xbox and Nintendo GameCube, scheduled for November of this year. We believe that advances in processing power, hardware system technology and interactive entertainment software have resulted in interactive entertainment that is faster, more complex and achieves more lifelike graphics, immersive gameplay and sophisticated sound effects. We believe these improvements will drive a new growth phase in our industry.



     Our net sales and net income increased from $33.3 million and $0.6 million in 1995 to $303.5 million and $31.3 million in 1999. During the year ended December 31, 2000, a console cycle transition year, we generated $347.0 million in net sales and $18.2 million in net income. For the six months ended June 30, 2001, we generated $114.6 million in net sales and $4.3 million in net income.


     Our corporate goal is to expand market share while increasing profitability. We believe that success in the following strategic imperatives will position us well to exploit the new console cycle:

     - Build a well-diversified product portfolio across brand, genre and platform.

     - Establish strong technology and internal development capabilities.

     - Expand internationally.

     - Prudently invest in emerging applications such as mobile and online gaming.

     - Increase profit margins through effective execution and disciplined management.

     Our principal executive offices are located at 27001 Agoura Road, Suite 325, Calabasas Hills, California 91301, and our telephone number is (818) 871-5000. Our Web site is at www.thq.com. Our Web site and information contained on our Web site are not a part of this prospectus.

                              RECENT DEVELOPMENTS



     We recently reported our financial results for the quarter ended September 30, 2001. Revenue for the third quarter of 2001 totaled $68.0 million, up 28% from $53.3 million for the third quarter of the prior year. For the third quarter of 2001, net income was $3.2 million or $0.14 per diluted share. For the nine months ended September 30, 2001, revenue increased 17% to $182.6 million from $156.1 million for the first nine months of 2000. For the nine months ended September 30, 2001, net income increased 195% to $7.5 million or $0.33 per diluted share, compared with net income (before a noncash charge) for the first nine months of 2000 of $2.5 million or $0.13 per diluted share. Additional information is included in our Quarterly Report on Form 10-Q for the period ended September 30, 2001, which is incorporated by reference in this prospectus and is included as Appendix A hereto.



     In October, we entered into an exclusive, multi-title co-publishing agreement with Sega Corporation pursuant to which we have agreed to co-publish 16 Game Boy Advance titles in North America. The agreement runs through 2003.



     In early November we entered into a letter of intent to acquire Rainbow Studios. The acquisition is subject to the satisfaction of certain conditions including the completion of due diligence, the execution of definitive documents and the receipt of any necessary consents. In connection with this acquisition, we expect to issue approximately 1 million shares of common stock.



     Through our joint venture with JAKKS, we recently entered into a letter of intent to expand our World Wrestling Federation Enterprises, or WWFE, license to include the exclusive rights to develop video games based on all wrestling content produced by the WWFE, including rights to World Wrestling Federation, World Championship Wrestling, Extreme Championship Wrestling, the Alliance and the names of any future leagues or content produced by the WWFE. Completion of the transaction is subject to: (1) execution of a definitive agreement between us and the WWFE and (2) negotiation and execution of a definitive agreement between the WWFE and the current holder of rights to WCW characters. In the event the parties fail to complete the transaction, we may be required to defend our intellectual property rights with respect to these additional characters.

                                  THE OFFERING

Common stock offered by us....   2,500,000 shares


Common stock outstanding after
this offering.................   24,425,238 shares



Use of proceeds...............   We estimate that our net proceeds from this
                                 offering without the exercise of the
                                 overallotment option will be approximately
                                 $130.1 million. We intend to use the net proceeds for general corporate purposes, including working capital, capital expenditures, product development, joint ventures and strategic acquisitions.


Risk factors..................   See "Risk Factors" and other information
                                 included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market
symbol........................   THQI


     The number of shares outstanding after this offering is based on 21,925,238 shares outstanding as of November 1, 2001. Except as otherwise indicated, information in this prospectus assumes no exercise of the underwriters' option to purchase 375,000 additional shares. The above table excludes, as of November 1, 2001:



     - 6,584,435 shares of common stock reserved for issuance under our stock option plans, of which 3,847,982 shares are subject to outstanding options, with a weighted average exercise price of $13.82 per share; and



     - 20,000 shares of common stock reserved for issuance under outstanding warrants, with a weighted average exercise price of $41.30 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                             SIX MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                     JUNE 30,
                                       --------------------------------------------------   -------------------
                                        1996      1997       1998       1999       2000       2000       2001
                                       -------   -------   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales............................  $50,255   $90,227   $216,716   $303,483   $347,003   $102,797   $114,564
Costs and expenses:
  Cost of sales......................   29,301    48,127    100,019    134,563    140,699     42,387     51,883
  Royalties and project
    abandonment......................    8,587    14,763     48,130     48,370     77,550     27,827     18,311
  Product development................    1,510     2,930      8,925     15,511     19,151      8,986      9,958
  Selling and marketing..............    4,444     8,733     20,326     35,440     42,446     14,289     15,611
  Payment to venture partner.........       --        --         --      6,119     17,707      6,903      1,763
  General and administrative.........    4,378     5,605     10,107     14,970     19,530      9,736     11,462
  In-process research and
    development......................       --        --      7,232         --         --         --         --
                                       -------   -------   --------   --------   --------   --------   --------
    Total costs and expenses.........   48,220    80,158    194,739    254,973    317,083    110,128    108,988
                                       -------   -------   --------   --------   --------   --------   --------
Income (loss) from operations........    2,035    10,069     21,977     48,510     29,920     (7,331)     5,576
Interest income (expense) -- net.....     (315)      472        819      1,109      1,323        577      1,307
                                       -------   -------   --------   --------   --------   --------   --------
Income (loss) before income taxes....    1,720    10,541     22,796     49,619     31,243     (6,754)     6,883
Income taxes.........................        8     1,954      9,343     18,293     13,054     (2,097)     2,568
                                       -------   -------   --------   --------   --------   --------   --------
Net income (loss)....................  $ 1,712   $ 8,587   $ 13,453   $ 31,326   $ 18,189   $ (4,657)  $  4,315
                                       =======   =======   ========   ========   ========   ========   ========
Net income (loss) per
  share -- basic.....................  $   .15   $   .53   $    .75   $   1.65   $    .91   $   (.23)  $    .21
                                       =======   =======   ========   ========   ========   ========   ========
Net income (loss) per
  share -- diluted...................  $   .14   $   .50   $    .63   $   1.48   $    .84   $   (.23)  $    .19
                                       =======   =======   ========   ========   ========   ========   ========
Shares used in per share
  calculation -- basic...............   11,298    16,057     17,929     19,040     20,091     19,995     20,965
                                       =======   =======   ========   ========   ========   ========   ========
Shares used in per share
  calculation -- diluted.............   12,000    17,179     21,229     21,197     21,568     19,995     22,873
                                       =======   =======   ========   ========   ========   ========   ========


                                                                                              JUNE 30, 2001
                                                       DECEMBER 31,                       ----------------------
                                    ---------------------------------------------------                  AS
                                     1996       1997       1998       1999       2000      ACTUAL    ADJUSTED(1)
                                    -------   --------   --------   --------   --------   --------   -----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.........  $ 2,776   $ 12,027   $ 19,114   $ 21,454   $ 27,998   $ 70,844    $200,986
Working capital...................    9,561     31,614     48,342     91,860    110,269    129,978     260,120
Total assets......................   22,904     56,545    128,218    184,057    229,942    204,587     334,729
Lines of credit...................    5,355         --      9,909     16,702     15,473         --          --
Shareholders' equity..............   10,959     33,842     62,065    108,306    132,125    157,085     287,227


---------------

(1) The as adjusted balance sheet data gives effect to receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed public offering price of $55.11 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                  RISK FACTORS

     You should carefully consider the risks described below before buying shares in this offering. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. If this happens, the trading price of our common stock could decline, and you may lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE MUST CONTINUE TO DEVELOP AND SELL NEW TITLES IN ORDER TO REMAIN PROFITABLE.

     Our historical profitability has directly resulted from our ability to timely develop and sell successful new titles for use on various platforms. We may not be able to develop and secure the rights to new titles at a rate that will maintain our current development and release schedule or release new titles by the dates we have scheduled. If the revenues from our new titles fail to replace declining revenues from existing titles, our revenues and profits would be materially and adversely affected.

     Consumer preferences for games are difficult to predict, and even the most successful titles remain popular for only limited periods of time, often less than six months. The life cycle of a game generally consists of a relatively high level of sales during the first few months after introduction, followed by a decline in sales. Accordingly, substantially all of our net sales for a particular year are generated by titles released in that year and in the latter part of the prior year. In some instances, a sales decline may also be accompanied by decreasing sales prices, which may result in credits or allowances to our customers.

     In addition, the development cycle for new titles is long, typically ranging from nine to 24 months. In order to distribute a product, we must develop the necessary game software, obtain approval from the platform manufacturer and licensor, if required, and produce the initial order of cartridges, DVD-ROMs or CD-ROMs. During the development cycle, the market appeal of a title may decline.

OUR INABILITY TO IDENTIFY, LICENSE AND RENEW PROPERTIES UPON WHICH OUR PRODUCTS ARE BASED, OR A SUDDEN DECREASE IN POPULARITY OF THE PROPERTIES WE LICENSE, COULD HARM US.


     The development of most of our new games is dependent upon our ability to identify and license desirable properties. Examples of properties that we seek to license are entertainment projects, such as movies, television programs and arcade games, sports and entertainment personalities, and popular sports, fads or concepts that have high public visibility or recognition or that reflect the trends of popular culture. The inability to renew successful licenses, the sudden decrease in popularity of the underlying properties of our licenses, or changes in property content of our licenses could limit our economic success.


     We have developed and are developing a limited number of internal brands, titles for which no license is required. The success of internal brands relies heavily on substantial marketing, innovative technology and original ideas. These titles can be expensive to develop and market. Further, it is difficult to determine what level of consumer acceptance will be achieved, as opposed to licensed titles, which generally have a built-in consumer base and licensor support.

WE RELY ON A RELATIVELY SMALL NUMBER OF BRANDS FOR A SIGNIFICANT PORTION OF OUR NET SALES.


     A small number of our products make up a substantial portion of our net sales. For the nine months ended September 30, 2001, sales of titles for our three top selling brands, Red Faction, World Wrestling Federation and MX 2000 featuring Ricky Carmichael were 16%, 9.5% and 8.9% of net sales, respectively and for the year ended December 31, 2000, sales of our titles for our three top selling brands World Wrestling Federation, Rugrats and Power Rangers were 52.8%, 13.5% and 5.4% of net sales, respectively. A limited number of brands may continue to produce a disproportionately large amount of our net sales. Due to this dependence on a limited number of brands, the failure of one or more products based on these brands to achieve anticipated results may significantly harm our business and financial results.

WE RELY ON EXTERNAL DEVELOPERS FOR THE DEVELOPMENT OF MANY OF OUR TITLES.

     Many of our titles are developed by external developers. We have no control over the business, finances and operational practices of these external developers. A delay or failure to complete the work performed by external developers may result in delays in, or cancellations of, product releases. The future success of many of our titles will depend on our continued ability to maintain relationships and obtain developer agreements on favorable terms with skilled external developers. We cannot guarantee that we will be able to establish or maintain such relationships with external developers and failure to do so could result in a material adverse effect on our business and financial results.

UNEXPECTED DECLINES IN THE POPULARITY OF PLATFORMS COULD HAVE A NEGATIVE EFFECT ON CONSUMER DEMAND FOR TITLES, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

     The interactive entertainment software industry has experienced periods of significant growth in consumer interest, followed by periods in which growth has substantially declined. Our sales are dependent, among other factors, on the popularity and unit sales of the game platforms of the various manufacturers. The popularity of the game platforms marketed by the manufacturers has experienced wide fluctuations. We must continually anticipate and adapt our offerings to emerging platforms and evolving consumer preferences. Unexpected declines in the popularity of a particular platform can be expected to have a material adverse effect on consumer demand for titles released or scheduled for release for that platform.

RISKS ASSOCIATED WITH THE INTRODUCTION OF NEW PLATFORMS SUCH AS NINTENDO GAMECUBE AND MICROSOFT XBOX COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.


     Nintendo and Microsoft have announced that they intend to release GameCube and Xbox in November of 2001. Any delay or failure to release these platforms could have a material adverse effect on us. We have no control over the release dates of the new platforms nor the number of units that will be shipped upon such release. As a result, it is difficult to ensure that our schedule for releasing new titles will coincide with the release of the corresponding platforms. The new platforms for which we develop titles also may not achieve widespread market acceptance, resulting in harm to our business and financial results. Additionally, during periods of new technology introductions, forecasting our revenues and earnings is more difficult than in more stable product markets.


     The development of titles for new platforms requires substantial investment. Generally, these development efforts must occur well in advance of the release of new platforms in order to introduce titles on a timely basis following the release of such platforms. We anticipate that it will be more costly to develop titles for the new platforms. Our development efforts with respect to such new platforms may not lead to marketable titles or titles that generate sufficient revenues to recover their development and marketing costs, especially if a new platform does not reach an expected level of acceptance. This risk can be expected to increase in the future, as continuing increases in development costs require corresponding increases in net sales in order for us to maintain profitability.

     The introduction of new platforms and technologies can render existing titles obsolete and unmarketable. More commonly, as more advanced platforms are introduced, consumer demand for titles for older platforms diminishes. As a result of such reduced consumer demand for titles on older platforms, our titles for such platforms may not generate sufficient sales to make such titles profitable.

DEVELOPMENT AND DISTRIBUTION OF ON-LINE AND WIRELESS GAMES IS SUBJECT TO DIFFERENT RISKS AND MAY ADVERSELY IMPACT OUR EXISTING PRODUCTS.


     A number of our competitors have developed or are currently developing games for use by consumers over the Internet. We released our first on-line game, WWF With Authority!, in the second quarter of 2001. We anticipate releasing our second on-line game, Sky Sports Football Manager, later this year for the United Kingdom market through our joint venture, Network Interactive Sports, with Hot Gen Studios. We cannot be assured that our approach to on-line games will meet with customer acceptance. While we believe that the market for these games has not had a material effect on the sales of our products, future increases in the availability of such games or technological advances in these games or the Internet could result in a decline in platform-based games and thus have a material adverse effect on us.

     We recently announced a new division, THQ Wireless, for the development of games on mobile platforms, including cellular telephones and mobile handheld devices. Because we are less experienced in developing games for these devices and such platforms present additional and different risks than those related to traditional console games, we cannot predict with any degree of certainty the financial impact that our approach to wireless games will have.

CUSTOMER ACCOMMODATIONS OR UNSALEABLE INVENTORY COULD ADVERSELY AFFECT OUR EARNINGS.

     We sometimes negotiate accommodations to retailers or distributors when demand for specific games falls below expectations, in order to maintain our relationships with our customers. These accommodations include our not requiring that all booked orders be filled. We also negotiate price discounts, credits against future orders and the return of products with our customers.

     Although we believe that the reserves that we have established for customer accommodations are adequate, there is the possibility that actual customer accommodations could exceed our reserves. The effect of this would be a reduction in our earnings. We cannot predict the amount or nature of accommodations that will be provided to our customers in future periods.

     We write down slow-moving or obsolete inventory to net realizable value. An unsuccessful title requires that we write down the inventory for that title to its estimated net realizable value. We work to minimize this risk by communicating frequently with our customers and by attempting to accurately forecast retailer and consumer demand for each of our titles.


FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001, 77% OF OUR GROSS SALES IN THE UNITED STATES WERE MADE TO OUR 10 LARGEST CUSTOMERS. WE COULD BE ADVERSELY AFFECTED IF ANY OF THEM REDUCED OR TERMINATED THEIR PURCHASES FROM US.



     Sales to our 10 largest customers collectively accounted for approximately 77% of our gross sales in the United States for the nine months ended September 30, 2001 and 82% of our gross sales in the United States for the year ended December 31, 2000. Our largest single customer in both periods was Wal-Mart. Wal-Mart accounted for 20% of our gross domestic sales for the nine months ended September 30, 2001 and 23% of our gross domestic sales for the year ended December 31, 2000.


     We have no written agreements or other understandings with any of our customers that relate to future purchases, so purchases by these customers or any others could be reduced or terminated at any time. A substantial reduction or a termination of purchases by any of our largest customers would have a material adverse effect on us.

A BUSINESS FAILURE BY ANY OF OUR LARGEST CUSTOMERS COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

     Our sales are typically made on credit, with terms that vary depending upon the customer and other factors. Normally we do not hold any collateral to secure payment by our customers, and currently we do not factor any of our receivables. While we attempt to carefully monitor the creditworthiness of our customers and distributors, we bear the risk of their inability to pay our receivables and of any delay in payment. A business failure by any of our largest customers would have a material adverse effect on us.

BECAUSE WE CANNOT PUBLISH OR MANUFACTURE TITLES WITHOUT PLATFORM MANUFACTURERS' APPROVAL, OUR ABILITY TO CONTINUE TO DEVELOP AND MARKET SUCCESSFUL CONSOLE TITLES IS DEPENDENT ON THE MANUFACTURERS CONTINUING TO DO BUSINESS WITH US.

     We are dependent on the platform manufacturers and our non-exclusive licenses with them, both for the right to publish titles for their platforms and for the manufacture of our products for their platforms. Our existing platform licenses for Sony PlayStation 2 and PlayStation, Nintendo Game Boy Advance and Game Boy Color, Microsoft Xbox, and our pending license for Nintendo GameCube, require that we obtain approval for the publication of new games on a title-by-title basis. As a result, the number of titles we are able to publish for these platforms, and our revenues from titles for these platforms, may be limited. Should any manufacturer choose not to renew or extend our license agreement at the end of its current term, or if any manufacturer were to terminate our license for any reason, we would be unable to publish additional titles for that manufacturer's platform.

     Each of the manufacturers is the sole source for the fabrication of the products we publish for that manufacturer's platforms. Each platform license provides that the manufacturer may change prices for products at any time and includes other provisions that give the manufacturer substantial control over our release of new titles.

     Since each of the manufacturers is also a publisher of games for its own platforms, and also manufactures products for all of its other licensees, a manufacturer may give priority to its own products or those of other publishers in the event of insufficient manufacturing capacity. Unanticipated delays in the delivery of products could also negatively affect our operating results.

IF WE NEEDED TO WRITE DOWN PREPAID ROYALTIES OR CAPITALIZED DEVELOPMENT COSTS BELOW THE CURRENT RECORDED VALUE, OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED.

     We typically enter into agreements with licensors of properties and developers of titles that require advance payments of royalties and/or guaranteed minimum royalty payments. Sales of products for which such royalties are paid or guaranteed payments are made may not be sufficient to cover the amount of these required payments. In addition, we capitalize our advances to developers on our balance sheet as a part of "prepaid royalties." When, in management's opinion, future revenues will not be sufficient to recover previously capitalized costs, we expense these items in the current period. If we needed to write down prepaid royalties or capitalized development costs below the current recorded value, our results of operations could be adversely affected.

INCREASED FOREIGN OPERATIONS SUBJECT US TO DIFFERENT BUSINESS, POLITICAL AND ECONOMIC RISKS.

     Foreign sales are subject to inherent risks, including different consumer preferences, higher distribution and operating expenses, unexpected changes in regulatory requirements, tariffs and other barriers, difficulties in staffing and managing foreign operations, and possible difficulties collecting foreign accounts receivable. These factors or others could have an adverse effect on our future foreign sales or the profits generated from these sales.

     Sales generated by our European and Australian offices will generally be denominated in the currency denomination of the country in which the sales are made or, if made in Europe, European Currency Units ("Euros"). To the extent our foreign sales are not denominated in U.S. dollars, our sales and profits could be materially and adversely affected by foreign currency fluctuations.

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS COULD RESULT IN SUBSTANTIAL LOSSES TO INVESTORS.

     We have experienced, and may continue to experience, significant quarterly fluctuations in net sales and operating results. The interactive software entertainment market is highly seasonal, with sales typically significantly higher during the fourth quarter, due primarily to the increased demand for games during the year-end holiday buying season. Other factors that cause fluctuations include:

     - the timing of our release of new titles;

     - the popularity of both new titles and titles released in prior periods;

     - changes in the mix of titles with varying profit margins;

     - the timing of customer orders;

     - the timing of shipments by the manufacturers;

     - the competition in the industry for retail shelf space;

     - fluctuations in the size and rate of growth of consumer demand for titles for different platforms; and

     - the timing of the introduction of new platforms and the accuracy of retailers' forecasts of consumer demand.

     We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. We may not be able to maintain consistent profitability on a quarterly or annual basis. It is likely that in some future quarter, our operating results may be below the results of public market analysts and investors and as a result of the factors described above and others described throughout this "Risk Factors" section, the price of our common stock may fall or significantly fluctuate.

COMPETITION FOR QUALIFIED PERSONNEL IS INTENSE IN THE INTERACTIVE ENTERTAINMENT SOFTWARE INDUSTRY AND FAILURE TO HIRE AND RETAIN QUALIFIED PERSONNEL COULD SERIOUSLY HARM OUR BUSINESS.

     We rely to a substantial extent on the management, marketing, sales, technical and software development skills of a limited number of employees to formulate and implement our business plan, including the development of our titles and brands. Our success depends to a significant extent upon our ability to attract and retain key personnel. Competition for employees can be intense and the process of locating key personnel with the right combination of skills is often lengthy. The loss of services of key personnel could have a material adverse effect on us.

FAILURE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY COULD CAUSE US TO LOSE COMPETITIVE ADVANTAGE AND ANY INTELLECTUAL PROPERTY LITIGATION COULD BE TIME CONSUMING AND EXPENSIVE TO PROSECUTE AND DEFEND.

     Unauthorized production occurs in the computer software industry generally, and were a significant amount of unauthorized production of our DVD-ROM or CD-ROM products to occur, we could be materially and adversely affected.


     We hold copyrights on the products, manuals, advertising and other materials owned by us and we maintain trademark rights in the THQ name, THQ studios, names of certain products and their respective logos owned by us. We regard our titles, including the underlying software, as proprietary and rely on a combination of trademark, copyright and trade secret laws in the United States and under international law, employee and third-party nondisclosure and confidentiality agreements, among other methods to protect our rights. We include with our products a "shrink-wrap" or "click-wrap" license agreement or limitations on use of the software. It is uncertain to what extent these agreements and limitations are enforceable, especially in foreign countries. Third parties may infringe our rights and it is possible that third parties may assert infringement claims against us. From time to time we receive communications regarding such claims and we investigate each claim individually. Prosecuting or defending valid claims could be costly and could result in a diversion of management's attention. Further, adverse determinations in any claims or litigation could also have a material adverse effect on our business, operating results and financial condition.


DEFECTS IN OUR GAME SOFTWARE COULD HARM OUR REPUTATION OR DECREASE THE MARKET ACCEPTANCE OF OUR PRODUCTS.

     Our game software may contain defects. In addition, we may not discover software defects until after our products are in use by retail customers. Any defects in our software could damage our reputation, cause our customers to terminate relationships with us or to initiate product liability suits against us, divert our engineering resources, delay market acceptance of our products, increase our costs or cause our revenue to decline.

THE INTERACTIVE ENTERTAINMENT INDUSTRY IS CONSOLIDATING. IN MAKING ACQUISITIONS, WE FACE SIGNIFICANT COMPETITION FROM OTHER COMPANIES SOME OF WHICH HAVE GREATER FINANCIAL AND OTHER RESOURCES. WE ALSO FACE INTEGRATION CHALLENGES WITH THE COMPANIES THAT WE SUCCESSFULLY ACQUIRE.

     Consistent with our strategy to enhance our distribution and product development capabilities, we intend to continue to pursue acquisitions of companies, intellectual property rights and other assets that can be acquired on acceptable terms and which we believe can be operated or exploited profitably. As the interactive entertainment industry continues to consolidate, we face significant competition in making acquisitions, which may constrain our ability to complete suitable transactions. This is particularly of concern for us because many of our competitors for potential acquisitions have greater financial and other resources.

     Further, as we acquire other companies we are faced with additional challenges. The integration of newly acquired companies' operations with our existing operations takes management time and effort. Additionally, there is a risk of loss of key employees, customers and vendors of the recently acquired companies. Also, if we issue equity securities to pay for an acquisition, the ownership percentage of our existing stockholders would be reduced and the value of the shares held by our existing stockholders could be diluted. If we use cash to pay for an acquisition, the payment could significantly reduce the cash that would be available to fund our operations or to use for other purposes. Acquisition financing may not be available on favorable terms or at all. We may also be required to amortize significant amounts of identifiable intangible assets in connection with future acquisitions, which could adversely affect our reported earnings. Future acquisitions may also require us to assume contingent liabilities that could have a negative effect on our future results of operations.

COMPETITION IN THE INTERACTIVE ENTERTAINMENT SOFTWARE INDUSTRY MAY LEAD TO REDUCED SALES OF OUR PRODUCTS, REDUCED PROFITS AND REDUCED MARKET SHARE.

     The interactive entertainment software industry is intensely competitive. We compete, for both licenses to properties and the sale of games, with the platform manufacturers and other external developers. Each of the platform manufacturers have the additional advantage of being the largest developer and marketer of titles for its platforms. These companies may increase their own software development efforts. As a result of their commanding positions in the industry, the manufacturers generally have better bargaining positions with respect to retail pricing, shelf space and retailer accommodations than do any of their licensees, including us.

     Some of our competitors have greater name recognition among consumers and licensors of properties, a broader product line, or greater financial, marketing and other resources than us. Accordingly, these competitors may be able to market their products more effectively or make larger offers or guarantees in connection with the acquisition of licensed properties. We also believe that other technology and entertainment companies are increasing their focus on the interactive entertainment software market, which might result in greater competition for us. In addition, many of our competitors are developing on-line interactive games and interactive networks that will be competitive with our interactive products.

     As competition for popular properties increases, our cost of acquiring licenses for such properties may increase, resulting in reduced margins. In addition, as competition for retail shelf space becomes more intense, we may need to increase our marketing expenditures to maintain sales of our titles. Prolonged price competition, increased licensing costs or reduced profit margins would have a negative affect on our business and financial results.

THE DEVELOPMENT AND MARKETING OF PC TITLES DIFFER FROM CONSOLE TITLES AND ENTAIL ADDITIONAL RISKS.

     The development and marketing of PC games subject us to some different risks than those we encounter in connection with console games. These risks include the ability to accurately predict which titles have appeal to the purchasers of games for PCs, greater reliance on distributors in order to obtain retail distribution, and higher retailer returns experienced for PC games. We may not be able to successfully develop and market titles for the PC market.

RATING SYSTEMS AND FUTURE LEGISLATION MAY MAKE IT DIFFICULT TO SUCCESSFULLY MARKET AND SELL OUR PRODUCTS.

     Currently, the video game industry is self-regulated and rated by the Entertainment Software Rating Board. Our retail customers take the Entertainment Software Rating Board rating into consideration when deciding which of our products they will purchase. If the Entertainment Software Rating Board or a manufacturer determines that a product should have a rating directed to an older or more mature consumer, we may be less successful in our marketing and sales of a particular product.

     Recently, legislation has been introduced at the local, state and federal levels for the establishment of a government mandated rating and governing system in the United States and in foreign countries for the video game industry. Various foreign countries already allow government censorship of interactive entertainment products. We believe that if the video game industry were to become subject to a government rating system, our ability to successfully market and sell our products could be adversely affected.

NEGATIVE DEVELOPMENTS WITH RESPECT TO OUR CURRENT CLASS ACTION LAWSUIT COULD HARM US.

     We are currently a defendant in a class action lawsuit. See
"Business -- Litigation" for a description of the class action lawsuit in which we are currently involved. This lawsuit could be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. The payment of a large amount to resolve the class action lawsuit, or other negative developments with respect to this litigation, could cause our stock price to decline significantly.

ANY SIGNIFICANT DOWNTURN IN GENERAL ECONOMIC CONDITIONS WHICH RESULTS IN A REDUCTION IN DISCRETIONARY SPENDING COULD REDUCE DEMAND FOR OUR PRODUCTS AND HARM OUR BUSINESS.

     Our product sales are affected by a retail customer's ability and desire to spend disposable income on the purchase of our game titles. Any significant downturn in general economic conditions which results in a reduction in discretionary spending could result in a reduction in demand for our products and could harm our business. Such industry downturns have been, and may continue to be, characterized by diminished product demand and subsequent erosion of average selling prices.


OUR BUSINESS AND FUTURE OPERATING RESULTS ARE SUBJECT TO A WIDE RANGE OF UNCERTAINTIES ARISING OUT OF THE RECENT TERRORIST ATTACKS.



     Our business and operating results are subject to uncertainties arising out of the recent terrorist attacks on the United States, including the potential worsening or extension of the current global economic slowdown and the economic consequences of military action or additional terrorist activities. Accordingly, while the recent terrorist attacks have not had a material impact on our financial position or results of operations to date, we cannot determine if the attacks or any events arising as a result of the attacks will have a material impact on our business in the future.


                         RISKS RELATED TO THE OFFERING

THE MARKET PRICE FOR OUR COMMON STOCK IS VOLATILE, WHICH MAY RESULT IN A LOSS, OR MAKE IT MORE DIFFICULT TO REALIZE A GAIN, ON YOUR INVESTMENT IN OUR COMMON STOCK.

     The market price of our common stock has experienced volatility that has often been unrelated to our operating performance. In addition, the Nasdaq National Market, on which our common stock is listed, generally experiences a great deal of volatility. If market or industry-based fluctuations continue, our stock price could decline regardless of our actual operating performance, and investors could lose a substantial part of their investment. Factors affecting our stock price may include:

     - actual or anticipated variations in our operating results;

     - variations in the level of market acceptance of our titles;

     - delays and timing of product introductions;

     - changes in buy/sell recommendations or earning estimates by securities analysts;

     - conditions and trends in our industry, including public announcements from and concerning our competitors; or

     - timing and/or delays in the introduction of new platforms.

     As a result of the volatility in our stock price caused by the factors listed above, you may experience difficulty selling our common stock for a profit. In addition, volatility in other companies' share prices in the past has resulted in these companies being sued in class action lawsuits, sometimes resulting in significant awards to the plaintiffs.

OUR STOCKHOLDER RIGHTS AGREEMENT, CHARTER DOCUMENTS AND OTHER AGREEMENTS MAY MAKE IT MORE DIFFICULT FOR US TO BE ACQUIRED, WHICH COULD INHIBIT YOUR ABILITY TO RECEIVE AN ACQUISITION PREMIUM FOR YOUR SHARES.

     We have adopted a stockholder rights agreement and a Certificate of Designation, which entitles our stockholders to the right to purchase one one-thousandth of a share of our Series A Junior Participating Preferred Stock at a price of $10.00 per share for each share of common stock held by such stockholders upon certain triggering events. Our stockholder rights agreement makes it more difficult for an acquisition transaction to occur without the approval of our board of directors. Further, our bylaws require all nominations for the board of directors to be made with advance notice, which also makes it more difficult for us to be acquired.

     Additionally, our chairman of the board, chief executive officer, and president, Brian J. Farrell, and our vice chairman and chief operating officer, Jeffrey C. Lapin, are both subject to employment agreements with change of control provisions which provide for large cash payments and acceleration of other benefits. Our other management team members have each executed a severance agreement, which provides payments to our management upon a triggering event, including change of control. The change of control provisions of the employment agreements and the severance agreements would make it expensive for us to be acquired, which may inhibit your ability to receive an acquisition premium for your shares.

PURCHASERS IN THIS OFFERING WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.


     Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of our common stock from the public offering price per share. At an assumed public offering price of $55.11 per share, new investors would suffer an immediate dilution of $42.99 per share. In addition, we have options and warrants outstanding to purchase shares of our common stock at exercise prices significantly below the assumed public offering price. To the extent these options or warrants are exercised, new investors will experience further dilution.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains, or incorporates by reference, certain statements that may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements appear in a number of places in this prospectus, including, without limitation, "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including those described above and the following: changes in demand for our products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing and difficulties encountered in the integration of acquired businesses. In addition, such statements could be affected by growth rates and market conditions relating to the interactive software industry and general domestic and international economic conditions. Specific information concerning these and other such factors is contained herein in the section entitled "Risk Factors." A copy of this filing may be obtained by contacting us or the SEC. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical results or those implied by the forward-looking statements.

                                USE OF PROCEEDS


     The net proceeds to us from the sale of the 2,500,000 shares of common stock offered by us are estimated to be approximately $130.1 million at an assumed public offering price of $55.11 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.


     We intend to use the net proceeds to us from this offering for general corporate purposes, including, working capital, capital expenditures, product development, joint ventures and strategic acquisitions. Although we actively engage in discussions with respect to possible acquisitions and investments, we have no present commitments or agreements with respect to any material transaction.

                                DIVIDEND POLICY


     We have never paid cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the growth and development of our business and, therefore, we do not anticipate paying any cash dividends in the future. Our principal banking agreement provides that we will not pay any cash dividends.


                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol "THQI." The following table sets forth, for the periods indicated, the high and low reported quarterly sales prices for our common stock, as reported by the Nasdaq National Market.


                                                                 SALES PRICES
                                                              ------------------
                                                               HIGH        LOW
                                                              -------    -------
2001
  Fourth Quarter (through November 8, 2001).................  $ 59.79    $ 40.34
  Third Quarter.............................................    60.29      36.60
  Second Quarter............................................    62.00      33.19
  First Quarter.............................................    39.94      21.50
2000
  Fourth Quarter............................................    25.75      15.56
  Third Quarter.............................................    27.25      11.75
  Second Quarter............................................    20.69       7.63
  First Quarter.............................................    30.00      16.63
1999
  Fourth Quarter............................................    39.25      22.00
  Third Quarter.............................................    29.96      17.33
  Second Quarter............................................    20.04      13.08
  First Quarter.............................................    21.42      10.92



     As of November 1, 2001, there were approximately 283 holders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth:


     - our actual capitalization as of September 30, 2001; and



     - the as adjusted capitalization to give effect to the sale of 2,500,000 shares of common stock at an assumed public offering price of $55.11 per share in this offering, less underwriting discounts and commissions and estimated offering expenses payable by us.



                                                                SEPTEMBER 30, 2001
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $ 41,082     $171,224
                                                              ========     ========
Long-term capital lease obligations and debt................  $     --     $     --
Shareholders' equity:
  Common stock, $0.01 par value; 75,000,000 shares
     authorized, 21,632,807 shares issued and outstanding,
     actual; 75,000,000 shares authorized, 24,132,807 shares
     issued and outstanding, as adjusted....................       216          241
  Additional paid-in capital................................   108,724      238,841
  Retained earnings.........................................    55,416       55,416
  Accumulated other comprehensive income....................    (2,023)      (2,023)
                                                              --------     --------
          Total shareholders' equity........................   162,333      292,475
                                                              --------     --------
Total capitalization........................................  $162,333     $292,475
                                                              ========     ========



     This table excludes 6,650,555 shares of common stock reserved for issuance under our stock option plans, including 3,499,452 shares subject to outstanding options as of September 30, 2001 with a weighted average exercise price of $13.41 per share.



     This table also excludes 20,000 shares of common stock issuable upon exercise of warrants outstanding as of September 30, 2001, with a weighted average exercise price of $41.30 per share.

                                    DILUTION


     The net tangible book value of our common stock on September 30, 2001 was $162.3 million, or approximately $7.50 per share. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of 2,500,000 shares of common stock offered by us in this prospectus at an assumed public offering price of $55.11 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value would have been $292.5 million, or approximately $12.12 per share. This represents an immediate increase in net tangible book value of $4.62 per share to existing stockholders and an immediate dilution in net tangible book value of $42.99 per share to new investors.



Assumed public offering price per share.....................            $55.11
                                                                        ------
  Net tangible book value per share as of September 30,
     2001...................................................  $ 7.50
                                                              ------
  Increase per share attributable to new investors..........    4.62
                                                              ------
As adjusted net tangible book value per share after the
  offering..................................................             12.12
                                                                        ------
Dilution in net tangible book value per share to new
  investors.................................................            $42.99
                                                                        ======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents certain selected consolidated financial data for the years 1996 through 2000 as well as the six months ended June 30, 2000 and 2001. The selected consolidated historical statement of operations data presented for each of the years ended December 31, 1998, 1999 and 2000 and the selected consolidated balance sheet data at December 31, 1999 and 2000 have been derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere herein. Those financial statements have been audited by Deloitte & Touche LLP, our independent auditors. The selected consolidated statement of operations data presented for each of the years ended December 31, 1996 and 1997 and the selected consolidated balance sheet data at December 31, 1996, 1997 and 1998 were derived from audited financial statements that are not included elsewhere herein. The selected consolidated historical statement of operations data set forth below for the six months ended June 30, 2000 and 2001 and the selected consolidated balance sheet data at June 30, 2001 are derived from our unaudited consolidated financial statements included elsewhere herein. The unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for such periods and financial condition at such date. This selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere herein. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the full year or future periods.

                                                                                             SIX MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                     JUNE 30,
                                       --------------------------------------------------   -------------------
                                        1996      1997       1998       1999       2000       2000       2001
                                       -------   -------   --------   --------   --------   --------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales............................  $50,255   $90,227   $216,716   $303,483   $347,003   $102,797   $114,564
Costs and expenses:
  Cost of sales......................   29,301    48,127    100,019    134,563    140,699     42,387     51,883
  Royalties and project
     abandonment.....................    8,587    14,763     48,130     48,370     77,550     27,827     18,311
  Product development................    1,510     2,930      8,925     15,511     19,151      8,986      9,958
  Selling and marketing..............    4,444     8,733     20,326     35,440     42,446     14,289     15,611
  Payment to venture partner.........       --        --         --      6,119     17,707      6,903      1,763
  General and administrative.........    4,378     5,605     10,107     14,970     19,530      9,736     11,462
  In-process research and
     development.....................       --        --      7,232         --         --         --         --
                                       -------   -------   --------   --------   --------   --------   --------
          Total costs and expenses...   48,220    80,158    194,739    254,973    317,083    110,128    108,988
                                       -------   -------   --------   --------   --------   --------   --------
Income (loss) from operations........    2,035    10,069     21,977     48,510     29,920     (7,331)     5,576
Interest income (expense) -- net.....     (315)      472        819      1,109      1,323        577      1,307
                                       -------   -------   --------   --------   --------   --------   --------
Income (loss) before income taxes....    1,720    10,541     22,796     49,619     31,243     (6,754)     6,883
Income taxes.........................        8     1,954      9,343     18,293     13,054     (2,097)     2,568
                                       -------   -------   --------   --------   --------   --------   --------
Net income (loss)....................  $ 1,712   $ 8,587   $ 13,453   $ 31,326   $ 18,189   $ (4,657)  $  4,315
                                       =======   =======   ========   ========   ========   ========   ========
Net income (loss) per
  share -- basic.....................  $   .15   $   .53   $    .75   $   1.65   $    .91   $   (.23)  $    .21
                                       =======   =======   ========   ========   ========   ========   ========
Net income (loss) per
  share -- diluted...................  $   .14   $   .50   $    .63   $   1.48   $    .84   $   (.23)  $    .19
                                       =======   =======   ========   ========   ========   ========   ========
Shares used in per share
  calculation -- basic...............   11,298    16,057     17,929     19,040     20,091     19,995     20,965
                                       =======   =======   ========   ========   ========   ========   ========
Shares used in per share
  calculation -- diluted.............   12,000    17,179     21,229     21,197     21,568     19,995     22,873
                                       =======   =======   ========   ========   ========   ========   ========

                                                             DECEMBER 31,
                                          --------------------------------------------------    JUNE 30,
                                           1996      1997       1998       1999       2000        2001
                                          -------   -------   --------   --------   --------   -----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............  $ 2,776   $12,027   $ 19,114   $ 21,454   $ 27,998    $ 70,844
Working capital.........................    9,561    31,614     48,342     91,860    110,269     129,978
Total assets............................   22,904    56,545    128,218    184,057    229,942     204,587
Lines of credit.........................    5,355        --      9,909     16,702     15,473          --
Shareholders' equity....................   10,959    33,842     62,065    108,306    132,125     157,085

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This prospectus contains forward-looking statements, the accuracy of which involves risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in "Risk Factors" and elsewhere in or incorporated by reference into this prospectus.

OVERVIEW

     We are a leading global developer and publisher of interactive entertainment software for the major hardware platforms in the home video game market. We currently develop and publish titles for Sony PlayStation 2 and PlayStation, Nintendo Game Boy Advance and Game Boy Color, and PCs. We are currently developing and plan to publish titles for the Microsoft Xbox and Nintendo GameCube consoles, which are scheduled to launch later this year. Our titles span most major interactive entertainment software genres, including action, adventure, children's, driving, fighting, puzzle, role playing, simulation, sports and strategy.

     Our software is based on intellectual property licensed or assigned from third parties or created internally. We continually seek to identify and develop titles based on content from other entertainment media (such as movies and television programs), sports and entertainment personalities, popular sports and trends or concepts that have high public visibility or recognition or that reflect the trends of popular culture. Our portfolio of licensed brands includes the World Wrestling Federation, Rugrats, Scooby-Doo, Star Wars, Hot Wheels, Power Rangers, Disney's Atlantis and Disney/Pixar's Monsters, Inc.

     We also develop software based on brands created by our six internal development studios and by external developers under contract with us. Our original brands include Red Faction(TM), MX2002 featuring Ricky Carmichael, Summoner(TM), New Legends(TM) and Dark Summit(TM). Other than games that we release on PCs, all of our products are manufactured for us by the manufacturers or their authorized vendors.

     In North America, we market and distribute our software to customers including Wal-Mart, Toys "R" Us, Electronics Boutique, Target, Kmart, GameStop (formerly known as Babbage's Etc.), Best Buy, Kay Bee Toys and other regional and national general merchandisers, discount store chains, and specialty retailers. Outside North America, we market and distribute our software to retailers in 70 countries and territories through offices in the United Kingdom, France, Germany and Australia.

     The following table sets forth, for the periods indicated, the percentage of our revenues derived from sales of titles for the platforms indicated:

                                                                                SIX MONTHS
                                              YEARS ENDED DECEMBER 31,            ENDED
                                         ----------------------------------      JUNE 30,
               PLATFORM                    1998         1999         2000          2001
               --------                  --------     --------     --------     ----------
Nintendo (excluding all Game Boy
  platforms)...........................     55%          35%          29%           14%
Nintendo Game Boy/Game Boy Color.......      8%          17%          20%           29%
Nintendo Game Boy Advance..............     --           --           --             5%
Sony PlayStation.......................     31%          37%          41%           23%
Sony PlayStation 2.....................     --           --            3%           21%
PC.....................................      5%           8%           3%            6%
Other..................................      1%           3%           4%            2%

     Our business cycle generally commences with the securing of a license to publish one or more titles based on a property or agreement with a proven developer to create a game based on original content. We also develop games internally through our development studios Cedar Ridge Construction, Genetic Anomalies, Inc. ("GA"), Heavy Iron Studios, Helixe, Pacific Coast Power & Light Company ("PCP&L") and Volition, Inc. ("Volition"). These licenses typically require an advance payment to the licensor and a guarantee of minimum future royalties. See "-- Recovery of Prepaid Royalties, Guarantees and Software Development Costs." After we acquire rights to a property from a licensor or develop a concept internally, we begin software development for the title. Upon completion of development and approval of the title by the manufacturer and licensor, we order products and generally cause a letter of credit to be opened in favor of the manufacturer or obtain a line of credit from the manufacturer. Products are shipped at our expense to a public warehouse for domestic distribution or to warehouses in the United Kingdom, Germany, France or Australia for foreign distribution. We then sell directly to our major retail accounts both domestically and in the United Kingdom, Germany, France and Australia. Foreign sales to distributors in other territories are shipped directly to the customers' locations at their expense.

     Unfilled sales orders are commonly referred to as "backlog." Since substantially all of our product orders are fulfilled shortly after we receive them, we do not believe that the amount of our unfilled sales orders as of the end of a period is a meaningful indicator of sales in future periods. Accordingly, we do not report the amount of our unfilled sales orders.

     On May 24, 1999, December 13, 1999 and August 31, 2000, we completed acquisitions of PCP&L, GA and Volition, respectively. The acquisitions have been accounted for as poolings of interests under Accounting Principles Board Opinion No. 16. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows as if PCP&L, GA and Volition had always been part of our company.

     Revenue Fluctuations and Seasonality. We have experienced, and may continue to experience, significant quarterly fluctuations in net sales and operating results due to a variety of factors. The software market is highly seasonal with sales typically significantly higher during the fourth quarter (due primarily to the increased demand for interactive games during the year-end holiday buying season). Other factors that cause fluctuations include the timing of our release of new titles, the popularity of both new titles and titles released in prior periods, changes in the mix of titles with varying gross margins, the timing of customer orders, the timing of shipments by the manufacturers, fluctuations in the size and rate of growth of consumer demand for software for various platforms, the timing of the introduction of new platforms and the accuracy of retailers' forecasts of consumer demand. Our expenses are partially based on our expectations of future sales and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure by us to meet our sales expectations. There can be no assurance that we can maintain consistent profitability on a quarterly or annual basis.

     Profit margins may vary over time as a result of a variety of factors. Profit margins for cartridge products for the Game Boy platforms can vary based on the cost of the memory chip used for a particular title. CD-ROM and DVD-ROM-based products have significantly lower per unit manufacturing costs than cartridge-based products, however, they have higher development costs than cartridge-based products.

     Recovery of Prepaid Royalties, Guarantees and Software Development
Costs. We typically enter into agreements with licensors of properties and external developers of titles that require advance and/or guaranteed minimum payments. All minimum guaranteed royalty payments for intellectual property licenses are initially recorded as an asset (Prepaid and deferred royalties) and as a liability (Accrued royalties) at the contractual amount upon execution of the contract. Software development is capitalized and recorded as Software development costs after the establishment of technological feasibility of the title. Prepaid and deferred royalties and Software development costs are expensed to Royalties and project abandonment expense at the higher of the contractual royalty rate based on actual net product sales or on the ratio of current units sold to total projected units sold.

     We cannot guarantee that the sales of products for which such royalties are paid will be sufficient to cover the amount of these required royalty payments. We analyze these capitalized costs quarterly and write off associated Prepaid and deferred royalties and Software development costs when, based on our estimate, future revenues will not be sufficient to recover such amounts. As of June 30, 2001, we had

Prepaid and deferred royalties and Software development costs of $49.5 million. If we were required to write off Prepaid and deferred royalties or Software development costs in excess of the amounts reserved, our results of operations could be materially and adversely affected.

     Discounts, Allowances and Returns; Inventory Management. In general, except for PC titles, our arrangements with our distributors and retailers do not give them the right to return products to us (other than damaged or defective products) or to cancel firm orders. However, we sometimes negotiate accommodations to retailers (and, less often, to distributors), when demand for specific games falls below expectations, in order to maintain our relationships with our customers. These accommodations include our not requiring that all booked orders be filled, negotiated price discounts and credits against future orders. We may also permit the return of products. Arrangements made with distributors and retailers for PC titles do customarily require us to accept product returns.

     At the time of product shipment, we establish allowances based on estimates of future returns, customer accommodations and doubtful accounts with respect to such products. We base this amount on our historical experience, retailer inventories, the nature of the titles and other factors. For the years ended December 31, 1998, 1999 and 2000, we took provisions of approximately $20.8 million, $35.0 million and $35.4 million, respectively, against gross sales made during such periods. For the six months ended June 30, 2001, we took provisions of approximately $14.4 million against gross sales made during such period. As of December 31, 2000 and June 30, 2001, our aggregate reserves, against accounts receivable for returns, customer accommodations and doubtful accounts were approximately $31.5 million and $23.5 million, respectively.

     The identification by us of slow-moving or obsolete inventory, whether as a result of requests from customers for accommodations or otherwise, would require us to establish reserves against such inventory or to write-down the value of such inventory to its estimated net realizable value.

     Recently Issued Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133, as amended, is effective for financial statements for periods beginning after June 15, 2000. We adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 did not have a significant impact on our financial position, results of operations, or cash flows.

     In June 2001, the FASB issued two new pronouncements: Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS 141 prohibits the use of the pooling-of-interests method for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001 that were accounted for by the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 as to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. We are currently evaluating the provisions of SFAS 141 and 142 and have not determined the impact, if any, they will have on our financial statements.

EURO CURRENCY CONVERSION

     On January 1, 1999, 11 of the 15 member countries of the European Union adopted the Euro as their common legal currency. The Euro trades on currency exchanges and is available for non-cash transactions. From January 1, 1999 through January 1, 2002, participating countries can also maintain their national ("legacy") currencies as legal tender for goods and services. Beginning January 1, 2002, new Euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation no later than July 1, 2002. Our operating subsidiaries in Germany and France have been affected by the Euro conversion and have established plans to address any business issues raised including the competitive impact of cross-border price transparency. It is not anticipated that there will be any near-term business ramifications; however, the long-term implications, including any changes or modifications that will need to be made to business and financial strategies, are still being reviewed. From an accounting, treasury and computer system standpoint, the Euro currency conversion is not expected to have a material impact on our financial position or results of operations.

RESULTS OF OPERATIONS

COMPARISON OF SIX MONTHS ENDED JUNE 30, 2001 TO THE SIX MONTHS ENDED JUNE 30,
2000

     Sales By Platform

     The following tables set forth our net sales by platform for the six months ended June 30, 2001 and 2000 (in thousands):

                                          JUNE 30,    JUNE 30,     INCREASE
   NET SALES FOR THE SIX MONTHS ENDED       2001        2000      (DECREASE)    % CHANGE
   ----------------------------------     --------    --------    ----------    --------
Sony PlayStation 2......................  $ 23,756    $     --     $ 23,756         --%
Sony PlayStation........................    26,620      54,190      (27,570)     (50.9)
Nintendo Game Boy Advance...............     5,411          --        5,411         --
Nintendo Game Boy Color.................    33,763      24,984        8,779       35.1
Nintendo 64.............................    16,463      19,412       (2,949)     (15.2)
PC......................................     6,795       2,401        4,394      183.0
Other...................................     1,756       1,810          (54)      (3.0)
                                          --------    --------     --------      -----
Net Sales...............................  $114,564    $102,797     $ 11,767       11.4%
                                          ========    ========     ========      =====

Sony PlayStation 2 Net Sales

     We released our second and third PlayStation 2 titles, Red Faction(TM) and MX 2002 featuring Ricky Carmichael, in the second quarter of 2001.

Sony PlayStation Net Sales

     PlayStation net sales decreased for the six months ended June 30, 2001 compared to the same period in the prior year for two reasons: 1) strong sales of WWF Smackdown! which was released in the first half of 2000 and 2) the weaker market for PlayStation products due to the transition to PlayStation 2.

Nintendo Game Boy Advance Net Sales

     We released our first Game Boy Advance title, GT Advance Championship Racing, during the second quarter of 2001.

Nintendo Game Boy Color Net Sales

     Game Boy Color net sales have increased because of the increased number of titles released during the six months ended June 30, 2001 as compared to the same period last year. We expect sales of Game Boy Color titles to decrease significantly over the remainder of the year due to the introduction of the Game Boy Advance platform.

Nintendo 64 Net Sales

     For the six months ended June 30, 2001 we released two titles for Nintendo 64 ("N64") whereas we did not release any N64 titles in the same period last year. Although the number of releases was higher, net sales decreased by 15.2% due to the weaker market for N64 product as the industry transitions to the next generation of hardware.

PC CD-ROM Net Sales

     The significant increase in PC CD-ROM net sales for the six months ended June 30, 2001, as compared to the same periods last year, can be attributed to the sales of Summoner(TM) and the distribution of various titles under our license agreement with Mattel.

Sales By Territory

     The following tables set forth, for the six months ended June 30, 2001 and 2000, our sales for the United States and international territories (in thousands):

                                          JUNE 30,    JUNE 30,     INCREASE
   NET SALES FOR THE SIX MONTHS ENDED       2001        2000      (DECREASE)    % CHANGE
   ----------------------------------     --------    --------    ----------    --------
United States...........................  $ 71,531    $ 75,322     $(3,791)       (5.0)%
International...........................    43,033      27,475      15,558        56.6%
                                          --------    --------     -------        ----
Net Sales...............................  $114,564    $102,797     $11,767        11.4%
                                          ========    ========     =======        ====

United States Net Sales

     The decrease in net sales in the United States for the six months ended June 30, 2001 as compared to the same period last year was primarily due to:

     - A 62% decrease in PlayStation net sales related to the transition to PlayStation 2 hardware.

     - A 45% decrease in N64 net sales related to the transition to next generation hardware.

     This decrease was offset by strong sales of Red Faction(TM) for PlayStation 2, GT Advance Championship Racing for Game Boy Advance and Summoner(TM) for PC-CD ROM as well as an 86% increase in the number of Game Boy Color titles released.

International Net Sales

     The increase in net sales in the international territories for the six months ended June 30, 2001 as compared to the same period last year was primarily due to:

     - Strong sales of Red Faction(TM) for PlayStation 2 and GT Advance Championship Racing for Game Boy Advance.

     - A greater than 250% increase in N64 net sales due to the continued sales of WWF No Mercy, which was released in the fourth quarter of 2000, and the distribution of Conker's Bad Fur Day.

     - An 87% increase in PC-CD ROM net sales due to the release of Summoner(TM) and Evil Dead: Hail to the King.

     This increase was offset by a 20% decrease in PlayStation net sales related to the transition to PlayStation 2 hardware.

  Cost of Sales

     Cost of sales as a percentage of net sales increased for the six months ended June 30, 2001 as compared to the same period last year primarily due to:

     - An increase in the percentage of Game Boy Color sales, which carry a lower gross margin than disc-based products.

     - A decrease in gross margins for titles related to legacy hardware as the industry transitions to the next generation of gaming systems.

  Royalties and Project Abandonment

     Royalties and project abandonment decreased as a percentage of net sales for the six months ended June 30, 2001 compared to the same period last year primarily due to:

     - The release of internally developed games, Red Faction(TM) and MX 2002 featuring Ricky Carmichael, which carry overall lower royalty rates than externally developed games.

     - The May 2000 non-cash charge. Before the May 2000 non-cash charge, royalties and project abandonment for the six months ended June 30, 2000 was 18.8%.

  Product Development

     Product development expenses increased by $972,000 for the six months ended June 30, 2001 as compared to the same period of last year. This increase in development expenditures is required to support the launch of four new hardware platforms over a twelve-month period.

  Selling and Marketing

     Selling and marketing expenses increased by $1,322,000 for the six months ended June 30, 2001 compared to the same period last year. This increase is directly related to the increase in net sales. Selling and marketing expenses have remained constant as a percentage of net sales for the six months ended June 30, 2001 and 2000.

  Payment to Venture Partner

     Payment to JAKKS Pacific, Inc. ("JAKKS") has decreased as a percentage of total net sales and in absolute dollars for the six months ended June 30, 2001 compared to the same period last year in direct relation to the decrease in World Wrestling Federation-related sales as a percentage of our total net sales for this period.

  General and Administrative

     General and administrative expenses increased by $1,726,000 and remained relatively constant as a percentage of net sales for the six months ended June 30, 2001 compared to the same period last year. This increase is required to support the increased activity in the first half of the year and to prepare for the launch of four new hardware platforms over a twelve-month period.

  Interest Income, Net

     Interest income, net increased for the six months ended June 30, 2001 compared to the same periods last year as a result of a higher average cash and cash equivalents balance.

  Income Taxes

     The effective tax rate for the six months ended June 30, 2001 was 37%. We estimate the effective tax rate for 2001 to be 37%, and the effective tax rate for 2000 was 42%.

COMPARISON OF YEAR ENDED DECEMBER 31, 2000 TO THE YEAR ENDED DECEMBER 31, 1999

Net Income

     Our net income for the year ended December 31, 2000 was $18,189,000 ($0.84 per diluted share), as compared to our net income of $31,326,000 ($1.48 per diluted share) for the same period in 1999. The 2000 results were negatively impacted by a non-cash charge, as discussed below, totaling $9.8 million before taxes and $5.9 million after taxes ($0.27 per diluted share).

Non-Cash Charge

     In May 2000, as part of our regular impaired asset review and also as a result of changing technology in the video game market, we incurred a write-off of $9.8 million or $5.9 million after tax. The write-off consisted of costs associated with prepaid development and related costs for products that had been discontinued or whose values were deemed unrecoverable through future undiscounted cash flows. The following costs were recorded in the consolidated statement of operations in the second quarter of fiscal year 2000 and classified as follows:

Cost of sales............................................  $  572,000
Royalties and project abandonment........................   8,531,000
Product development......................................     102,000
Selling and marketing....................................      56,000
General and administrative...............................     528,000
                                                           ----------
                                                           $9,789,000
                                                           ==========

     The component amount in Cost of sales is a write down of inventory to the lower of cost or market. The charge in Royalties and project abandonment relates directly to discontinued games or unrecoverable prepaid royalties. The charge in Product development and Selling and marketing consists of ancillary product and advertising costs while General and administrative contains an increase for provision for doubtful accounts.

  Titles

     The following table sets forth, for the years ended December 31, 2000 and 1999, the titles released during such periods for the platforms indicated:

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                            ----------------
                                                             1999      2000
                                                            ------    ------
Nintendo 64...............................................      10         4
PC CD-ROM.................................................      11         6
PlayStation...............................................      10        12
PlayStation 2.............................................      --         1
Game Boy Color............................................      11        19
Dreamcast.................................................      --         4
                                                                --        --
  Total...................................................      42        46
                                                                ==        ==

  Net Sales

     Our net sales increased to $347,003,000 in the year ended December 31, 2000, from $303,483,000 in the same period of 1999, as a result of increased domestic sales, a larger number of products shipped, higher unit sales per title shipped and the market success of key titles. For the year ended December 31, 2000, net sales of our World Wrestling Federation, Rugrats and Power Rangers titles were $183,225,000 (52.8% of net sales), $46,907,000 (13.5% of net sales), and $18,765,000 (5.4% of net sales), respectively.

     Our foreign net sales grew to $76,887,000 for the year ended December 31, 2000 from $74,656,000 in the same period of 1999. They decreased however, as a percentage of net sales to 22.2% for the year ended December 31, 2000, from 24.6% in the same period of 1999, primarily as a consequence of our increase in domestic sales. The increase in our foreign net sales in 2000 was attributable to the sales generated by the addition of our French and Australian subsidiaries that were partially offset by expected decreases in our German net sales and unit volumes for titles released on the Nintendo 64 and PlayStation platforms. Overall European revenues were negatively impacted by a devaluation of key foreign currencies compared to the same period last year.

  Cost of Sales

     Our cost of sales for the year ended December 31, 2000 decreased as a percentage of net sales to 40.6% from 44.4% in the same period of 1999. Our cost of sales decreased in 2000, because we sold a higher proportion of PlayStation, PlayStation 2 and Game Boy Color titles, all of which have higher gross margins than Nintendo 64 games.

  Royalties and Project Abandonment

     Our royalty expense for the year ended December 31, 2000 increased as a percentage of net sales to 22.4% from 15.9% in the same period of 1999. The 2000 results reflect the non-cash charge (as discussed above) as well as a change in our product mix resulting from a decrease of Nintendo 64 titles and an increase of titles for other platforms that generally carry higher royalty rates. There was also a decline in 2000 of Star Wars: Episode One games, which carry no royalties, from 1999 when sales peaked due to the release of the movie by the same name.

  Product Development

     Our product development expenses increased from $15,511,000 for the year ended December 31, 1999 to $19,151,000 for the year ended December 31, 2000. This increase reflects costs related to the increasing number of internally developed titles, the increase in the number of overall titles under development and the additional complexity and development time for "next generation" products.

  Selling and Marketing

     Our selling and marketing expenses for the year ended December 31, 2000 remained relatively constant as a percentage of net sales at 12.2% compared to 11.7% for the same period in 1999 but increased in dollar terms by $7,006,000 over 1999. This increase is a result of several significant advertising and promotional campaigns to promote our World Wrestling Federation, Rugrats, Power Rangers, Evil Dead: Hail to the King, Summoner(TM) and MTV Sports brands, as well as increased warehouse expenses.

  Payment to Venture Partner

     We incur an expense for the payment of a preferred return to JAKKS on product sales and other income derived from the World Wrestling Federation Entertainment, Inc. ("World Wrestling Federation Entertainment") license. For the year ended December 31, 2000, the amount incurred for such preferred return was $17,707,000. Because the license with the World Wrestling Federation Entertainment was not effective until November 1999, there were no World Wrestling Federation product sales in the first ten months of 1999. For the year ended December 31, 1999, the amount incurred for such preferred return was $6,119,000.

  General and Administrative

     Our general and administrative expenses for the year ended December 31, 2000 increased as a percentage of net sales to 5.6% compared to 4.9% for the same period of 1999 and increased in dollar terms by $4,560,000 over 1999. This increase is attributed to costs resulting from higher volumes, increased licensing efforts, and additional backoffice activities to support four new platform launches in 2000 and 2001.

  Interest Income, Net

     For the year ended December 31, 2000, interest income increased by $214,000 compared to the same period in 1999 as a result of increased cash flows from operations and higher average investment balances during 2000.

  Income Taxes

     During the year ended December 31, 2000, we recorded a tax provision of $13,054,000, a decrease of $5,239,000 over 1999 primarily due to lower pre-tax net income. In addition, the 1999 effective tax rate was positively impacted by the reversal of a $2,461,000 valuation allowance related to prior years' net operating losses.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1999 TO THE YEAR ENDED DECEMBER 31,
1998

  Titles

     The following table sets forth, for the years ended December 31, 1999 and 1998, the titles released during such periods for the platforms indicated:

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                            ----------------
                                                             1998      1999
                                                            ------    ------
Nintendo 64...............................................       2        10
PC CD-ROM.................................................       5        11
PlayStation...............................................       8        10
SNES......................................................       1        --
Game Boy Color............................................       5        11
                                                                --        --
  Total...................................................      21        42
                                                                ==        ==

  Net Sales

     Our net sales increased to $303,483,000 in the year ended December 31, 1999 from $216,716,000 in the same period of 1998 as a result of increased foreign sales, a larger number of products shipped, and the market success of key titles. For the year ended December 31, 1999, net sales of our Rugrats, WCW and World Wrestling Federation titles were $84,204,000 (27.8% of net sales), $64,615,000 (21.3% of net sales) and $42,011,000 (13.8% of net sales), respectively.

     Our foreign net sales grew to $74,656,000 for the year ended December 31, 1999 from $29,133,000 in the same period of 1998 and increased as a percentage of net sales to 24.6% from 13.4%. The increase in our foreign net sales in 1999 was attributable to the addition of our THQ Entertainment subsidiary (which added the LucasArts brand in Germany as well as European specific product) and the success of key titles such as WCW, WWF and Rugrats in certain foreign markets.

  Cost of Sales

     Our cost of sales for the year ended December 31, 1999 decreased slightly as a percentage of net sales to 44.4% from 46.2% in the same period of 1998 primarily as a result of the increase in PlayStation and CD-ROM product sales which generally have more favorable gross margins than cartridge products.

  Royalties and Project Abandonment

     Our royalty expense for the year ended December 31, 1999 decreased as a percentage of net sales to 15.9% from 22.2% in the same period in 1998. Sales in 1999 consisted of some in-house titles carrying minor or no royalties, LucasArts games in Europe which carry no royalties, and selected successful titles which had favorable royalty rates.

  Product Development

     Our product development expenses increased from $8,925,000 in 1998 to $15,511,000 in 1999. This increase reflects the addition of three internal studios during the year and an increase in our corporate product development group to better manage our increased volume of titles in development.

  Selling and Marketing

     For the year ended December 31, 1999, our selling and marketing expenses increased by $15,114,000 compared to the year ended December 31, 1998 as a result of several significant advertising and promotional campaigns to promote our World Wrestling Federation titles, Rugrats, Championship Motocross featuring Ricky Carmichael and MTV Sports brands as well as increased warehouse expenses and infrastructure and personnel costs (both domestic and foreign) incurred as a result of our growth in 1999.

  Payment to Venture Partner

     For the year ended December 31, 1999 we incurred expenses in the amount of $6,119,000 to our venture partner, JAKKS. Pursuant to the arrangement regarding the license with World Wrestling Federation Entertainment, we pay JAKKS a preferred return on product sales, and JAKKS also shares in sublicense income derived from the license.

  General and Administrative

     Our general and administrative expenses for the year ended December 31, 1999 remained relatively constant as a percentage of net sales at 4.9% compared to 4.7% for the same period of 1998 but increased in dollar terms by $4,863,000 over 1998. This increase can be attributed to the expansion of our corporate offices, amortization of a new sales and financial accounting software package and a full year of general and administrative expenses for THQ Entertainment.

  In-Process Research and Development

     The in-process research and development charge of $7,232,000 incurred during 1998 represents purchase costs relating to the acquisition of GameFx, Inc. Purchased research and development includes the value of products in the development stage and not considered to have reached technological feasibility. The technology purchased was completed in 1999 and did not result in a commercially successful product.

  Interest Income, Net

     For the year ended December 31, 1999, interest income increased by $290,000 compared to 1998 as a result of increased cash flows from operations and higher average investment balances during the period.

  Income Taxes

     During the year ended December 31, 1999, we recorded a tax provision of $18,293,000, an increase of $8,950,000 over 1998 primarily as a result of higher net income before taxes. The effective tax rate for 1999 was 36.9% compared to 41.0% in 1998. The 1998 effective tax rate was negatively affected by the fact that the purchased in-process research and development costs of $7,232,000 were not deductible for tax purposes. The negative impact of the in-process research and development was offset by the partial reversal of the valuation reserve against deferred tax assets. The 1999 effective tax rate was positively impacted by the reversal of the remaining $2,461,000 valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal uses of cash are product purchases, guaranteed payments to licensors, advance payments to developers and the costs of internal software development. In order to purchase products from manufacturers, we typically open letters of credit in their favor or obtain a line of credit from the manufacturer.

     Our cash and cash equivalents increased by $42,846,000 to $70,844,000 during the six months ended June 30, 2001 from $27,998,000 at December 31, 2000. Net cash provided by operation was $51,037,000 for the six months ended June 30, 2001, which resulted primarily from the collection of accounts receivable at December 31, 2000. The amount of our accounts receivable is subject to significant seasonal fluctuations as a consequence of the seasonality of our sales, which are always highest during the third and fourth quarter. As a result, our working capital requirements are greatest during our third and fourth quarters.

     We used $5,088,000 in investing activities during the six months ended June 30, 2001. In June 2001, we acquired a 44% interest in NI Sports for $2.7 million in cash, paid in June 2001, plus an additional $566,000 to be paid in four equal monthly installments, pursuant to the Joint Venture Agreement. See "Notes to Consolidated Financial Statements -- Other Long-Term Assets."

     We used $3,027,000 of net cash in financing activities during the six months ended June 30, 2001. While the exercise of options and warrants to purchase our common stock generated $12,446,000, the repayment of borrowings from our line of credit required an expenditure of $15,473,000.

     We believe that our cash on hand, funds provided by operations, and borrowing capacity will be adequate to meet our anticipated requirements, on both a short-term and long-term basis, for operating expenses, product purchases and guaranteed payments to licensors and software development.

     Credit Facilities. On August 31, 2000 we entered into a Revolving Credit Agreement with Union Bank of California and a syndicate of other financial institutions. As amended, this agreement provides us with a revolving credit facility that expires on August 1, 2002 and permits us to borrow (and maintain obligations under outstanding letters of credit) up to an aggregate of $35,000,000 subject to the following:

     We may maintain outstanding letters of credit for product purchases and outstanding borrowings in an aggregate of up to $20,000,000 in August 2001; $35,000,000 between September 1, 2001 and January 31, 2002; and $20,000,000
between February 1, 2002 and August 1, 2002.

     In addition, outstanding borrowings cannot exceed $10,000,000 from August 2001 through October 2001; $20,000,000 from November 1, 2001 through January 31, 2002; and $10,000,000 from February 1, 2002 to July 31, 2002.

     We are also required to not have any outstanding borrowings for a period of at least 60 days during the term of the agreement.

     This credit facility is secured by a lien on substantially all of our assets and contains customary financial and non-financial covenants which require us to maintain a minimum net worth and limit our ability to incur additional indebtedness, pay cash dividends or make distributions, sell assets and enter into certain mergers or acquisitions. Amounts outstanding under this credit facility bear interest, at our choice, at either a) the bank's prime rate (6.75% at June 30, 2001) or b) the London Interbank Offered Rate (3.86% at June 30, 2001) plus 1.85%. As of June 30, 2001, we had approximately $1,531,000 in obligations with respect to outstanding letters of credit and no outstanding borrowings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

     Our interest rate risk is immaterial due to the short maturity of our debt. We have no fixed rate debt.

Foreign Currency Risk

     We transact business in many different foreign currencies and may be exposed to financial market risk resulting from fluctuations in foreign currency exchange rates, particularly the British Pound ("GBP") and the Euro. The volatility of the GBP and the Euro (and all other applicable currencies) will be monitored frequently throughout the coming year. While we have not engaged in foreign currency hedging, we may in the future use hedging programs, currency forward contracts, currency options and/or other derivative financial instruments commonly a utilized to reduce financial market risks if it is determined that such hedging activities are appropriate to reduce risk.

                                    BUSINESS

     The prospectus contains forward-looking statements, the accuracy of which involves risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify forward-looking statements. Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in "Risk Factors" and elsewhere in or incorporated by reference into this prospectus.

GENERAL


     We are a leading global developer and publisher of interactive entertainment software for the major hardware platforms in the home video game market. We currently develop and publish titles for Sony PlayStation 2 and PlayStation, Nintendo Game Boy Advance and Game Boy Color, and PCs. We are currently developing and plan to publish titles for the Microsoft Xbox and Nintendo GameCube consoles, which are scheduled to launch in November of this year. Our titles span most major interactive entertainment software genres, including action, adventure, children's, driving, fighting, puzzle, role playing, simulation, sports and strategy.



     Our software is based on intellectual property licensed or assigned from third parties or created internally. We continually seek to identify and develop titles based on content from other entertainment media (such as movies and television programs), sports and entertainment personalities, popular sports and trends or concepts that have high public visibility or recognition or that reflect the trends of popular culture. Our portfolio of licensed brands includes the World Wrestling Federation, Rugrats, Scooby-Doo, Star Wars, Hot Wheels, Power Rangers, Disney's Atlantis and Disney/Pixar's Monsters, Inc.


     We also develop software based on brands created by our six internal development studios and by external developers under contract with us. Our original brands include Red Faction(TM), MX2002 featuring Ricky Carmichael, Summoner(TM), New Legends(TM) and Dark Summit(TM). Other than games that we release on PCs, all of our products are manufactured for us by the manufacturers or their authorized vendors.

     In North America, we market and distribute our software to customers including Wal-Mart, Toys "R" Us, Electronics Boutique, Target, Kmart, GameStop, Best Buy, Kay Bee Toys and other regional and national general merchandisers, discount store chains, and specialty retailers. Outside North America, we market and distribute our software to retailers in 70 countries and territories through offices in the United Kingdom, France, Germany and Australia.

INDUSTRY OVERVIEW

     The home interactive game market consists of cartridge-based, CD-ROM-based and DVD-ROM-based software for use solely on dedicated hardware systems, and software distributed on CD-ROMs for use on PCs. Until 1996, most software for dedicated platforms was sold in cartridge form. Since then, CD-ROMs and DVD-ROMs have become increasingly popular because they have substantially greater data storage capacity and lower manufacturing costs than cartridges. All new home console systems now use CD-ROMs and DVD-ROMs while hand-held platforms continue to use cartridges.

     The first modern platform was introduced by Nintendo in 1985 using 8-bit technology. 8-bit means that the central processing unit, or chip, on which the software operates is capable of processing data in 8-bit units. Subsequent advances in technology have resulted in continuous increases in the processing power of the chips that power both the consoles and PCs. As the technology of the hardware has advanced, the software has similarly advanced, with faster and more complex images, more lifelike animation and sound effects and more intricate scenarios. The larger data storage capacity of DVD-ROMs and other disk media for systems such as the Sony PlayStation 2 and the yet-to-be released Microsoft Xbox and the Nintendo GameCube enables them to provide richer content and longer play. This new generation of systems is based primarily on 128-bit technology; however, the 32-bit and 64-bit technology platforms are still providing markets for software.

     The following table sets forth the year in which each of the manufacturers' platforms, for which we have published titles and technology, released in the United States:

                                                       DATE OF U.S.
          MANUFACTURER               PRODUCT NAME      INTRODUCTION       TECHNOLOGY
          ------------             ----------------    ------------    -----------------
Nintendo.........................  NES                     1985                    8-bit
Nintendo.........................  Game Boy                1989         8-bit (portable)
Sega.............................  Genesis                 1989                   16-bit
Sega.............................  Game Gear               1991         8-bit (portable)
Nintendo.........................  SNES                    1991                   16-bit
Sega.............................  Saturn                  1995                   32-bit
Sony.............................  PlayStation             1995                   32-bit
Nintendo.........................  Nintendo 64             1996                   64-bit
Nintendo.........................  Game Boy Color          1998        16-bit (portable)
Sega.............................  Dreamcast               1999                  128-bit
Sony.............................  PlayStation 2           2000                  128-bit
Nintendo.........................  Game Boy Advance        2001        32-bit (portable)
Nintendo.........................  GameCube                 (1)                  128-bit
Microsoft........................  Xbox                     (1)                  128-bit

---------------

(1) Expected release November 2001



     Sony launched PlayStation 2, the successor to PlayStation, in the U.S. market in October 2000. Nintendo launched the handheld Game Boy Advance platform in June 2001, and has plans to launch another new console platform in November of 2001, called GameCube. Microsoft has also announced a new platform, Xbox, scheduled to launch in November of 2001. Software for the new platforms requires different standards of design and technology to fully exploit their capabilities. The introduction of new platforms also requires that game developers devote substantial additional resources to product design and development.


BUSINESS STRATEGY

     Our corporate goal is to expand market share while increasing profitability. We believe that our success in the following strategic imperatives will position us well to exploit the emerging new console cycle and other growth opportunities:


     - Build a product portfolio that is well-diversified across brand, genre and platform. Due to constantly changing consumer demand and hardware platforms, we believe it is important to offer a diversified portfolio of titles. We have worked to grow and diversify our product portfolio by securing additional content licenses, increasing our internal development capabilities and supporting multiple platforms. Through licensing agreements with World Wrestling Federation Entertainment, Viacom, Disney, Sega, Time Warner, Mattel, LucasArts and others, we have diversified our portfolio of popular licensed brands to include World Wrestling Federation, Nickelodeon, Disney/ Pixar's Monsters, Inc., Disney's Atlantis, Scooby-Doo, Power Rangers and Star Wars titles. We also have built six internal development studios that focus on developing our original brands. Our titles span a wide spectrum of genres. We currently develop and publish for all existing major interactive entertainment hardware platforms and have titles in development for the soon-to-be launched Xbox and GameCube. We will continue to work towards building a well-diversified product portfolio by obtaining additional licenses, increasing our internal brands and publishing titles across multiple platforms.


     - Establish strong technology and internal development capabilities. We believe it is important for our business to expand our internal development capabilities. We have increased our internal development capabilities through the acquisition and formation of development studios, consisting of Cedar Ridge Construction, GA, Heavy Iron Studios, Helixe, PCP&L and Volition. Since 2000, we have launched internally developed games, including Red Faction(TM), MX2002 featuring Ricky Carmichael, Summoner(TM) and Evil Dead: Hail to the King. We will continue to improve our internal development capabilities by selectively hiring developers and acquiring development studios.

     - Expand internationally. International markets represent a significant growth opportunity for us. We operate offices in the United Kingdom, Germany, France and Australia and distribute our products in 66 other countries and territories. We have a dedicated group that adapts our titles for international markets by localizing language and other cultural features. We will continue to expand internationally by increasing our foreign presence, developing and acquiring content that has international appeal, opportunistically acquiring foreign development studios and targeting mobile and online gaming applications at appropriate foreign markets.

     - Prudently invest in emerging applications such as mobile and online gaming. We are selectively pursuing opportunities within both mobile and online gaming that we believe will allow us to benefit from the rapid growth projected for these emerging markets while remaining consistent with our focus on profitability. In mobile gaming, we are working with key wireless platform and service providers to leverage our existing technologies and content rather than spending heavily on new technologies and content. Our initial mobile titles, based on our World Wrestling Federation and Tetris licensed content, are scheduled to be released by the end of the year. Our first online gaming title, WWF: With Authority!, was developed by one of our internal studios and was released in February 2001. We also plan to release our next online game, Sky Sports Football Manager, a soccer management game, in the U.K. market later this year through NI Sports using a content and distribution agreement with Sky Sports.

     - Increase profit margins through effective execution and disciplined management. Profitability continues to be a leading corporate focus. We continue to (i) implement strict ordering and inventory controls to reduce inventory risk; (ii) proactively work with key customers to manage inventories, reduce the need for allowances or price protection, accelerate cash collection and reduce accounts receivable; (iii) scrutinize costs and minimize corporate overhead and (iv) build an experienced management team and a financial and operating system infrastructure based on sophisticated technology. We believe that our continued emphasis of all of these practices will help us increase profitability and stockholder value in the future.

TITLES


     We have released an aggregate of 298 titles as of September 30, 2001, consisting of 13 NES titles, 97 Nintendo Game Boy/Game Boy Color titles, seven Sega Game Gear titles, 14 Sega Genesis titles, 47 SNES titles, three Sega Saturn titles, 48 Sony PlayStation titles, 19 Nintendo 64 titles, four Sega Dreamcast titles, three Sony PlayStation 2 titles, one online title, six Nintendo Game Boy Advance titles and 33 PC titles. We continually seek to acquire licenses or create original content (brands) to publish and distribute additional titles.


           TITLES RELEASED AND ANTICIPATED TO BE RELEASED IN 2001(1)

                                                                                           RELEASE
              TITLE                    CATEGORY                   PLATFORM                  DATE
              -----                    --------                   --------                 -------
CROC 2...........................  Adventure          Game Boy Color                       1/2001
Action Man: Search for Base X....  Action             Game Boy Color                       1/2001
Championship Motocross 2001
  Featuring Ricky Carmichael.....  Racing             PlayStation                          1/2001
WWF: With Authority!.............  Card Game          Online                               2/2001
Scooby-Doo! Classic Creep
  Capers.........................  Adventure          Game Boy Color                       2/2001

                                                                                           RELEASE
              TITLE                    CATEGORY                   PLATFORM                  DATE
              -----                    --------                   --------                 -------
SpongeBob SquarePants: Legend of
  The Lost Spatula...............  Children's Games   Game Boy Color                       2/2001
The Simpson's: Night of the
  Living Treehouse of Horror.....  Action             Game Boy Color                       3/2001
Aidyn Chronicles: The First
  Mage...........................  Role Playing       Nintendo 64                          3/2001
Summoner.........................  Role Playing       PC                                   3/2001
Rocket Power: Gettin' Air........  Children's Games   Game Boy Color                       3/2001
MTV Sports: T.J. Lavin's Ultimate
  BMX............................  Extreme Sports     PlayStation                          3/2001
Aliens: Thanatos Encounter.......  Action             Game Boy Color                       3/2001
Evil Dead: Hail to the King......  Adventure          PC                                   3/2001
Blues' Clues: Big Band Musical...  Children's Games   PlayStation                          3/2001
Star Wars Episode One: Battle for
  Naboo..........................  Adventure          Nintendo 64                          3/2001
Indiana Jones and the Infernal
  Machine........................  Action/Adventure   Game Boy Color                       3/2001
Rugrats: Totally Angelica........  Children's Games   PlayStation                          4/2001
Power Rangers Time Force.........  Action             Game Boy Color                       5/2001
Red Faction......................  Shooter            PlayStation 2                        5/2001
Matchbox Emergency Patrol........  Adventure          Game Boy Color                       5/2001
Disney's Atlantis: The Lost
  Empire.........................  Action             Game Boy Color                       5/2001
EA Soccer Stars 2001.............  Sports             Game Boy Color                       5/2001
GT Advance Championship Racing...  Racing             Game Boy Advance                     6/2001
MX 2002 Featuring Ricky
  Carmichael.....................  Racing             PlayStation 2                        6/2001
WWF: With Authority!.............  Card Game          PC                                   7/2001
Prince Naseem Boxing.............  Boxing             Game Boy Color                       7/2001
WWF Betrayal.....................  Fighting           Game Boy Color                       8/2001
Matchbox Emergency Patrol........  Adventure          PC                                   8/2001
Bob The Builder..................  Children's Games   PC; Game Boy Color                   8/2001
Bob The Builder..................  Children's Games   PlayStation                          9/2001
Disney's Atlantis: The Lost
  Empire.........................  Action             Game Boy Advance                     9/2001
Hot Wheels: Extreme Racing.......  Racing             PlayStation                          9/2001
Hot Wheels Jetz..................  Flying             PC                                   9/2001
Hot Wheels Mechanix..............  Racing             PC                                   9/2001
MX 2002 Featuring Ricky
  Carmichael.....................  Racing             Game Boy Advance                     9/2001
Power Rangers Time Force.........  Action             PC; Game Boy Advance                 9/2001
Red Faction......................  Shooter            PC                                   9/2001
Rocket Power Dream Scheme........  Children's Games   Game Boy Advance                     9/2001
Rocket Power Team Rocket Rescue..  Extreme Sports     PlayStation                          9/2001
Rugrats Castle Capers............  Children's Games   Game Boy Advance                     9/2001
SpongeBob SquarePants: Operation
  Krabby Patty...................  Children's Games   PC                                   9/2001
SpongeBob SquarePants:
  SuperSponge....................  Children's Games   PlayStation                          9/2001
Tetris Worlds....................  Puzzle             Game Boy Advance                     9/2001
B.A.S.S. Strike..................  Sports Simulation  PlayStation 2                        10/2001
Disney/Pixar's Monsters, Inc.....  Action/Adventure   Game Boy Color; Game Boy Advance     10/2001
Power Rangers Time Force.........  Action             PlayStation                          10/2001

                                                                                           RELEASE
              TITLE                    CATEGORY                   PLATFORM                  DATE
              -----                    --------                   --------                 -------
Rocket Power Extreme Arcade
  Games..........................  Children's Games   PC                                   10/2001
Rugrats All Growed-Up............  Children's Games   PC                                   10/2001
Scooby-Doo! and the Cyber
  Chase..........................  Adventure          PlayStation; Game Boy Advance        10/2001
The Wild Thornberrys Chimp
  Chase..........................  Children's Games   Game Boy Advance                     10/2001
Jimmy Neutron: Boy Genius........  Children's Games   PC; Game Boy Advance                 11/2001
SpongeBob SquarePants:
  SuperSponge....................  Children's Games   Game Boy Advance                     11/2001
Tetris Worlds....................  Puzzle             PC                                   11/2001
WWF Road To Wrestlemania.........  Fighting           Game Boy Advance                     11/2001
Dark Summit......................  Action/Adventure   PlayStation 2; Xbox                 Fall 2001
Hot Wheels: Burnin' Rubber.......  Racing             Game Boy Advance                    Fall 2001
MX 2002 Featuring Ricky
  Carmichael.....................  Racing             Xbox                                Fall 2001
Star Wars Jedi Power Battles.....  Action/Adventure   Game Boy Advance                    Fall 2001
Tetris Worlds....................  Puzzle             PlayStation 2                       Fall 2001
WWF Smackdown! "Just Bring It"...  Fighting           PlayStation 2                       Fall 2001
WWF Raw..........................  Fighting           Xbox                               Winter 2001


---------------

(1) Excludes titles we expect to release in 2001 but which we have not yet publicly announced as well as titles we only distribute. Titles with "Fall 2001" or "Winter 2001" release dates are anticipated to be released in those seasons.


INTELLECTUAL PROPERTY LICENSES


     Our strategy includes the creation of exciting games based on licensed properties that have attained a high level of consumer recognition or acceptance. We have relationships with a number of licensors, including the World Wrestling Federation Entertainment, Disney, Viacom/Nickelodeon, Saban, Sega, Mattel, LucasArts and Warner Brothers.



     We pay royalties to our property licensors that generally range from 3% to 25% of our net sales of the corresponding title. We typically advance payments against minimum guaranteed royalties over the license term. License fees tend to be higher for properties with proven popularity and less perceived risk of commercial failure. To the extent competition intensifies for licenses of highly desirable properties, we may encounter difficulty in obtaining or renewing these licenses. See "-- Competition." Licenses are of variable duration, may be exclusive for a specific title or line of titles, and may in some instances be renewable upon payment of certain minimum royalties or the attainment of specified sales levels. Other licenses are not renewable upon expiration, and it cannot be assured that we and the licensor will reach agreement to extend the term of any particular license.


     Our property licenses usually grant us exclusive use of the property for the specified titles, on specified platforms, within a defined territory and during the license term. Licensors typically however, retain the right to exploit the property for all other purposes, including the right to license the property for use with other platforms and have general approval rights. Our games based on a particular property for use with one or more particular platforms may compete with games published by other companies that are based on the same property but for a different platform.

AGREEMENT WITH JAKKS

     We entered into an agreement with JAKKS to govern our relationship with respect to the World Wrestling Federation license we jointly obtained from World Wrestling Federation Entertainment in June 1999. Our relationship with JAKKS was established to develop, manufacture, distribute, market and sell video games, as well as sublicense products pursuant to the license from World Wrestling Federation Entertainment. The principal terms of this operating agreement are as follows:

     - We are responsible for funding all operations of the venture, including all payments owed to World Wrestling Federation Entertainment.

     - For the period commencing November 16, 1999 and ending December 31, 2003, JAKKS is entitled to receive a preferred payment equal to the greater of a fixed guaranty, payable quarterly, or specified percentages of the "net sales" from World Wrestling Federation Entertainment-licensed games (as defined) in amounts that vary based on the platform. The payment of these amounts is guaranteed by us. We are entitled to the profits and cash distributions remaining after the payment of these amounts.

     - For periods after December 31, 2003, the amount of the preferred payment will be subject to renegotiation between the parties. An arbitration procedure is specified in the event the parties do not reach agreement.

     - We are responsible for the day-to-day operations of the venture. We are responsible for development, sales and distribution of the World Wrestling Federation Entertainment-licensed games, and JAKKS is responsible for the approval process and other relationship matters with World Wrestling Federation Entertainment. We and JAKKS co-market the games.

     For financial reporting purposes, we are deemed to control the venture; therefore, all joint venture operating results are consolidated with our results.

PLATFORM LICENSES

     Our business is dependent on our license agreements with the manufacturers. All of these licenses are for fixed terms and are not exclusive. Each license grants us the right to develop, publish and distribute titles for use on such manufacturer's platform(s), and requires that each such title be approved by the manufacturer prior to development of the software and embodied in products that are manufactured solely by such manufacturers or (in the case of Microsoft) its authorized vendor.

     The following table sets forth information with respect to our platform licenses. In some instances, we have more than one platform license for a particular platform.

                               PLATFORM LICENSES

    MANUFACTURER         PLATFORM                     TERRITORY                   EXPIRATION DATE(S)
    ------------      --------------  ------------------------------------------  ------------------
Nintendo............  Nintendo 64     North America and Latin America                    May 2003
Nintendo............  Nintendo 64     Europe, Australia and New Zealand              January 2004
Nintendo............  Game Boy Color  North America and Latin America                  March 2002
Nintendo............  Game Boy Color  Europe, Australia and New Zealand              October 2002
Nintendo............  Game Boy        Western Hemisphere                                July 2004
                      Advance
Nintendo............  Game Boy        Europe, Australia and New Zealand                       (1)
                      Advance(1)
Nintendo............  GameCube(1)     (1)                                                     (1)
Sony................  PlayStation     United States, Canada and Mexico                August 2002
Sony................  PlayStation     Europe, Australia and New Zealand             December 2005
Sony................  PlayStation 2   United States and Canada                         March 2003
Sony................  PlayStation     Europe                                                  (1)
                      2(1)
Microsoft...........  Xbox            (2)                                                     (3)

---------------
(1) In negotiation; terms to be determined.

(2) The territory is determined on a title-by-title basis.

(3) The Microsoft Xbox license expires three years from the commercial release of Xbox.

     Nintendo charges us a fixed amount for each Nintendo Game Boy Advance and Game Boy Color cartridge. This amount varies based, in part, on the memory capacity of the cartridges. Sony and Microsoft contracts include a charge for every CD-ROM or DVD-ROM manufactured. The amounts charged by the manufacturers include a manufacturing, printing and packaging fee as well as a royalty for the use of the manufacturer's name, proprietary information and technology, and are subject to adjustment by the manufacturers at their discretion. The manufacturers have the right to review, evaluate and approve a prototype of each title and the title's packaging. We anticipate that the GameCube will follow a cost and royalty model similar to the CD-ROM/DVD-ROM-based console model.

     In addition, we must indemnify the manufacturers with respect to all loss, liability and expense resulting from any claim against the manufacturer involving the development, marketing, sale or use of our games, including any claims for copyright or trademark infringement brought against the manufacturer. As a result, we bear a risk that the properties upon which the titles are based, or that the information and technology licensed from the manufacturer and incorporated in the products, may infringe the rights of third parties. Our agreements with our independent software developers and property licensors typically provide for us to be indemnified with respect to certain matters. If any claim is brought by a manufacturer against us for indemnification, however, our developers or licensors may not have sufficient resources to in turn, indemnify us. Furthermore, these parties' indemnification of us may not cover the matter that gives rise to the manufacturer's claim.

     Each platform license may be terminated by the manufacturer if a breach or default by us is not cured after we receive written notice from the manufacturer, or if we become insolvent. Upon termination of a platform license for any reason other than our breach or default, the manufacturer has the right to purchase from us, at the price paid by us, any product inventory manufactured by such manufacturer that remains unsold for a specified period after termination. We must destroy any such inventory not purchased by the manufacturer. Upon termination as a result of our breach or default, we must destroy any remaining inventory, subject to the right of any of our institutional lenders to sell such inventory for a specified period.

SOFTWARE DESIGN AND DEVELOPMENT

     After we acquire a property from a licensor or develop a concept internally, we design and develop a game with features intended to utilize the characteristics of the property and to appeal to the game's target consumers. Our software development process generally takes one of two forms.


     Internal Development. The in-house development of product is currently conducted by our studios: Cedar Ridge Construction, GA, Heavy Iron Studios, Helixe, PCP&L and Volition. The head of each studio reports to our Executive Vice President -- Worldwide Studios. Our studios are staffed by producers, game designers, software engineers, artists, animators and game testers.



     External Development. Our external development is supervised by our Vice President -- Product Development. We contract with independent software developers to conceptualize and develop games under our supervision. Our agreements with software developers are usually entered into on a game-by-game basis and generally provide for the payment of the greater of a fixed amount or royalties based on actual sales. We generally pay our developers installments of the fixed advance based on specific development milestones. Royalties in excess of the fixed advance are based on a percentage of net sales ranging from 4% to 20% for some developers, while others are based on a fixed amount per unit sold and range from $.50 to $5.00 per unit. We generally obtain ownership of the software code and related documentation. We may make strategic investments in third party developers for the purpose of securing access to proprietary software and talented developers.


     Upon completion of development, each game is extensively "play-tested" by us and sent to the manufacturer for its review and approval. Related artwork, user instructions, warranty information, brochures and packaging designs are also developed under our supervision. The development cycle for a new game, including the development of the necessary software, approval by the manufacturer and production of the initial products, typically has ranged from nine to 24 months. This relatively long development cycle requires that we assess whether there will be adequate retailer and consumer demand for a game well in advance of its release.

MANUFACTURING

     Other than games that we release on PCs, all of our products are manufactured for us by the manufacturers or their authorized vendors.

     The manufacturing process begins with our placing a purchase order with a manufacturer and opening either a letter of credit in favor of the manufacturer or utilizing our line of credit with the manufacturer. We then send the software code and a prototype of the game to the manufacturer, together with related artwork, user instructions, warranty information, brochures and packaging designs, for approval, defect testing and manufacture. Nintendo typically delivers cartridges to us within 30 to 60 days of its receipt of an order and a corresponding letter of credit and Sony typically delivers CD-ROMs/DVD-ROMs to us within 10 to 20 days.

     We are required by the platform licenses to provide a standard defective product warranty on all of the products sold. Generally, we are responsible for resolving, at our own expense, any warranty or repair claims. We have not experienced any material warranty claims.

MARKETING, SALES AND DISTRIBUTION

     We are dependent on the popularity of our games based on licensed properties and positive awareness of our original game concepts to attract customers and to obtain shelf space in stores. Our domestic sales activities are directed by our Executive Vice President -- North American Publishing, who maintains contact with major retail accounts and manages the activities of our independent sales staff and regional sales representatives.

     United States and Canadian Sales. Our games are promoted to retailers by display at trade shows such as the annual Electronic Entertainment Expo (E3). We also conduct print and cooperative retail advertising campaigns for most titles and prepare promotional materials, including product videos, to increase awareness among retailers and consumers.

     Our marketing efforts for products released in 2000 included national television, print, radio and Internet advertising and promotional campaigns. Products shipped in 2000 that received television support included WWF SmackDown!, Power Rangers Lightspeed Rescue, Evil Dead: Hail to the King, Summoner(TM), Rugrats in Paris, MTV Sports: Skateboarding featuring Andy Macdonald, MTV Sports: Pure Ride, WWF SmackDown! 2 and WWF No Mercy. Our games were supported by promotions such as trailers, demo discs, over-sized boxes, standees, posters, and pre-sell giveaways at retail, game kiosks at sporting and outdoor events, rebates and contests with national packaged goods companies and fast food restaurants and co-marketing efforts with the hardware manufacturers. Product public relations for 2000 included cover, feature, preview, review and round-up coverage in broadcast, print and online media targeting enthusiast, lifestyle and major mainstream outlets. Additionally, we increased our corporate public relation efforts, establishing relationships with the leading technology and business reporters.

     Some of our titles make up a substantial portion of our gross sales. The following includes games that generated more than 10% of our gross sales over the last three years. In 1998, sales for WCW/NWO Revenge for the Nintendo 64, WCW Nitro for the Sony PlayStation and WCW vs. NWO for the Nintendo 64 were 33.7%, 14.0% and 16.2%, of gross sales, respectively. In 1999, sales for WCW/NWO Thunder for the Sony PlayStation, WWF Wrestlemania for the Nintendo 64 and
Rugrats: Search for Reptar for the Sony PlayStation were 12.7%, 12.9% and 11.5%, of gross sales, respectively. In 2000, sales for WWF SmackDown! on the Sony PlayStation, WWF SmackDown! 2 also on the Sony PlayStation and WWF No Mercy for the Nintendo 64 were 16.9%, 16.0% and 15.5% of gross sales, respectively.

     Most of our sales are made directly to retailers. We distribute our games primarily to mass merchandisers and national retail chain stores, including Wal-Mart (representing 17% of gross sales in 2000), Toys "R" Us (representing 16% of gross sales in 2000), Electronics Boutique, Target, Kmart Stores, GameStop, Best Buy and Kay Bee Toys. Sales to our ten largest customers collectively accounted for approximately 54% of our gross sales in 1999 and 68% of our gross sales in 2000. We do not have any written agreements or other understandings with any of our customers that relate to their future purchases, so our customers may terminate their purchases from us at any time.

     We utilize electronic data interchange with most of our major domestic customers in order to (i) efficiently receive, process and ship customer product orders, and (ii) accurately track and forecast sell-through of products to consumers in order to determine whether to order additional products from the manufacturers. We have implemented an enterprise resource planning system and may experience problems as we complete the implementation process. If this system is inadequate to support our operations, we may not be able to expand quickly enough to capitalize on potential market opportunities.

     In the past, we have shipped most of our products to our domestic customers from a public bonded warehouse located in southern California. We recently transitioned our shipping operations to a third-party warehouse in Ohio. Should we experience unanticipated problems with this new warehouse facility, we may experience operating inefficiencies or significant disruptions in the fulfillment of orders, the loss of revenue, customer dissatisfaction and damage to our reputation.

     We supplement the efforts of our sales employees with independent sales representatives. Our agreements with our representatives set forth their exclusive territory, types of customers to be solicited, commission rate and payment terms.

     The domestic retail price for our titles currently ranges between $20 and $30 for Game Boy Color, between $35 and $40 for Game Boy Advance, between $10 and $50 for PlayStation, between $30 and $50 for PlayStation 2, and between $10 and $50 for PC games.

     Foreign Sales. Our foreign sales activities are directed by our Senior Vice President -- International Publishing, who, through our international independent staff and sales representatives, maintains contact with our major international retail accounts. In 2000, we expanded our direct-to-retail operations to include France and Australia. In December 1998, we acquired THQ Entertainment GmbH (formerly know as Rushware), a German company that now serves as our distributor and publisher in Germany and other German-speaking countries. When added to our growing operations in the United Kingdom, these activities have increased our proportion of foreign sales. Additionally, we believe that direct-to-retail operations enable us to realize higher margins on our products distributed in these territories than if such products were to continue to be distributed by third parties.

     Other Foreign Sales. International territories such as Italy, Spain, Asia and Latin America are handled by our international offices through strategic distribution relationships whereby we primarily supply finished goods as well as marketing support. While the majority of our sales occur in the four countries where we have direct relationships, we supply titles in 66 additional countries and territories.

     Revenue Fluctuations and Seasonality. We have experienced, and may continue to experience, significant quarterly fluctuations in net sales and operating results due to a variety of factors. The software market is highly seasonal with sales typically significantly higher during the fourth quarter (due primarily to the increased demand for interactive games during the year-end holiday buying season). Other factors that cause fluctuations include the timing of our release of new titles, the popularity of both new titles and titles released in prior periods, changes in the mix of titles with varying profit margins, the timing of customer orders, the timing of shipments by the manufacturers, fluctuations in the size and rate of growth of consumer demand for software for various platforms, the timing of the introduction of new platforms and the accuracy of retailers' forecasts of consumer demand.

GEOGRAPHIC INFORMATION

     We operate in one reportable segment in which we are a developer and publisher of interactive entertainment software for the leading hardware platforms in the home video game market. The following information sets forth geographic information on our sales generated by our regional offices for the years ended December 31, 1998, 1999 and 2000 and the six months ended June 30, 2001:

                        SALES TO UNAFFILIATED CUSTOMERS
                                 (IN THOUSANDS)


                                                                             SIX MONTHS
                                             YEARS ENDED DECEMBER 31,          ENDED
                                         --------------------------------     JUNE 30,
                                           1998        1999        2000         2001
                                         --------    --------    --------    ----------
North America..........................  $187,583    $228,827    $270,116     $ 71,531
United Kingdom.........................    23,881      41,404      44,638       20,970
Germany................................     5,252      33,252      20,442       10,304
France.................................        --          --       7,979        7,641
Australia..............................        --          --       3,828        4,117
                                         --------    --------    --------     --------
Consolidated...........................  $216,716    $303,483    $347,003     $114,564
                                         ========    ========    ========     ========


INTELLECTUAL PROPERTY RIGHTS

     Each game we release embodies a number of separately protected intellectual property rights of the manufacturer, the property licensor and, to a lesser extent, the external developer and us. The licensor of the property owns the trademarks, trade names, copyrights and other intellectual property rights relating to the property on which the game is based. The manufacturer owns the patents and substantially all of the other intellectual property embodied in the product and the developer, whether internal or external, often owns proprietary tools and technology embedded in the game software. While we own the game software embodied in the product, we believe that such software has little independent economic value. Accordingly, we must rely on the manufacturer and the property licensor with respect to protection from infringement of the property rights by third parties.

     Each of the manufacturers incorporates security devices in its platforms and products to prevent unlicensed use. In addition, Nintendo requires its licensees to display the trademarked "Nintendo Seal of Approval" to notify the public that the game has been approved by Nintendo for use with a Nintendo platform.

COMPETITION

     The interactive entertainment software industry is intensely competitive. We compete with hardware manufacturers for both property licenses and software sales. Each of these manufacturers is typically the largest developer and marketer for its platforms. These companies may increase their own software development efforts. As a result of their commanding positions in the industry as the manufacturers of platforms and publishers of software for their platforms, the manufacturers generally have better bargaining positions with respect to retail pricing, shelf space and purchases than any of their licensees, including us.

     In addition to the manufacturers, our competitors include Activision, Inc., Capcom, Electronic Arts Inc., Infogrames, Konami, Midway Games Inc., Take-Two Interactive Software, Inc., and Ubi Soft. Each of the manufacturers has a broader software line and greater financial, marketing and other resources than us, as do some of our other competitors. Accordingly, some of our competitors may be able to market their software more aggressively or make higher offers or guarantees in connection with the acquisition of licensed properties.

FACILITIES

     Our executive offices occupy approximately 45,000 square feet of office space at 27001 Agoura Road, Calabasas Hills, California, pursuant to a lease and sublease expiring in June 2002 and September 2005, respectively. We lease additional office space as follows:

COMPANY                                                         LOCATION OF OFFICES
Pacific Coast Power and Light Company.......................  Santa Clara, California
Cedar Ridge Construction....................................  Grass Valley, California
Heavy Iron Studios..........................................  Culver City, California
Volition, Inc...............................................  Champaign, Illinois
Genetic Anomalies, Inc......................................  Lexington, Massachusetts
Helixe......................................................  Lexington, Massachusetts
T.HQ International, Ltd.....................................  Woking, England
THQ Entertainment GmbH(1)...................................  Kaarst, Germany
THQ France SARL.............................................  Paris, France
THQ Asia Pacific Pty. Ltd...................................  Melbourne, Australia

---------------
(1) Formerly known as Rushware.

LITIGATION

     We are a party to lawsuits in the normal course of our business. Litigation in general, and securities and intellectual property litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Other than as described below, we are not a party to any material legal proceedings.

     We and certain of our officers and directors are defendants in a class action lawsuit filed in the United States District Court for the Central District of California entitled In re THQ Inc. Securities Litigation, Master File No. CV-00-1783-AHM. On December 20, 2000, the court dismissed this action with prejudice as to all of the defendants. On April 23, 2001, the United States District Court for the Central District of California modified its December 20, 2000 order and permitted plaintiffs to file a third amended complaint on that date. Defendants have filed an answer denying all of the material allegations of the third amended complaint and asserting legal and factual defenses. The third amended complaint alleges that defendants violated Rule 10b-5 and Section 20(a) of the Securities Exchange Act of 1934, including allegations that defendants manipulated the company's stock price; distributed false and misleading information concerning revenue recognition, forecasts and earnings estimates; selectively disclosed material information; and engaged in insider trading. The complaint seeks an unspecified amount in damages. The plaintiffs are purported investors who purchased shares of our common stock from October 26, 1999 through May 24, 2000. The lawsuit is in the discovery phase and a trial date of November 12, 2002 has been set. We and all of the individual defendants have taken the position that this lawsuit is without merit. At this early stage, however, we cannot predict the likely outcome of this litigation. See "Risk Factors -- Negative developments with respect to our current class action lawsuit could harm us."

                                   MANAGEMENT


              NAME                 AGE                            POSITION
              ----                 ---                            --------
Brian J. Farrell.................  47     Chairman of the Board, President and Chief Executive
                                          Officer
Jeffrey C. Lapin.................  45     Vice Chairman and Chief Operating Officer and a Director
Fred A. Gysi.....................  47     Senior Vice President -- Finance and Administration,
                                          Chief Financial Officer, Treasurer and Secretary
Alison Locke.....................  46     Executive Vice President -- North American Publishing
Tim F. Walsh.....................  38     Senior Vice President -- International Publishing
Jack Sorensen....................  40     Executive Vice President -- Worldwide Studios
L. Gregory Ballard...............  48     Director
Lawrence Burstein................  59     Director
James L. Whims...................  46     Director


     BRIAN J. FARRELL has been our President and Chief Executive Officer since January 1995 and a director since March 1993. Mr. Farrell also serves as Chairman of the Board. Between October 1992 and January 1995, Mr. Farrell served as our Executive Vice President and Chief Operating Officer. From July 1991 to October 1992, Mr. Farrell served as our Vice President, Chief Financial Officer and Treasurer. From 1984 until joining us, Mr. Farrell was Vice President and Chief Financial Officer of Starwood Hotels & Resorts (then known as Hotel Investors Trust), a real estate investment trust ("Starwood"). Mr. Farrell was employed by Deloitte Haskins & Sells, a predecessor of Deloitte & Touche LLP, an international accounting firm, and our current auditors ("Deloitte"), from 1978 to 1984 and is a Certified Public Accountant.

     JEFFREY C. LAPIN was appointed our Chief Operating Officer in August 2000. Mr. Lapin has been our Vice Chairman and an employee since October 1998 and a director since April 1995. From July 1996 through October 1998, Mr. Lapin was the President of House of Blues, Inc. Hospitality and Executive Vice President of House of Blues, Inc. Entertainment. From January 1995 to June 1996, Mr. Lapin was the President and Chief Operating Officer of Starwood, and from May 1991 to January 1995 Mr. Lapin was the President and Chief Executive Officer of Starwood. Mr. Lapin was a Vice President of Starwood from January 1988 to May 1991 and the Secretary of Starwood from September 1986 to May 1991. Mr. Lapin served as a Trustee of Starwood from September 1992 to June 1996. Prior to his employment by Starwood, Mr. Lapin was an attorney at Mitchell, Silberberg & Knupp in Los Angeles.

     FRED A. GYSI was appointed Senior Vice President -- Finance and Administration, Chief Financial Officer, Treasurer and Secretary in August 2000. Mr. Gysi had been our Vice President -- Finance and Administration, Chief Financial Officer, Treasurer and Secretary since November 1997. From October 1996 to October 1997, Mr. Gysi was the Chief Financial Officer of HPM-Stadco, a manufacturing company. From August 1995 to October 1996, Mr. Gysi was the President and co-founder of GP Management Consulting, a provider of financial, operations and systems consulting services to emerging and middle market companies. From 1992 to 1995, Mr. Gysi was a partner at Collett & Levy, an accounting firm. Mr. Gysi was employed by Deloitte from 1980 to 1992, was a partner of that firm from 1988 to 1992 and is a Certified Public Accountant.

     ALISON LOCKE was appointed Executive Vice President -- North American Publishing in August 2000. Ms. Locke was previously Senior Vice
President -- Sales and Marketing since February 1999. Ms. Locke serves as a strategic business manager in overseeing and building our U.S. sales and marketing efforts as well as our operations and MIS departments. From January 1995 to January 1999, Ms. Locke served as our Senior Vice President -- Sales. From 1991 to January 1995, Ms. Locke served as our Vice President -- Sales. Previously, Ms. Locke served as Vice President of Computer Product and Nintendo Game Sales for Data East USA Incorporated, an interactive entertainment company, and in various sales capacities with Activision, Inc. and Broderbund Software, Inc.

     TIM F. WALSH was appointed Senior Vice President -- International Publishing in August 2000. Mr. Walsh had been our Vice
President -- International since January 1998. From May 1997 to January 1998 he was our Director of International. Mr. Walsh was Director of International and OEM Sales of Accolade, a publisher of video and PC game software from January 1996 to May 1997. From September 1993 to December 1995, Mr. Walsh held various positions at Time Warner Interactive. Mr. Walsh's prior experience includes positions in the productivity software industry from 1990 to 1993 and the music industry from 1986 to 1989.


     JACK SORENSEN was appointed Executive Vice President -- Worldwide Studios in September 2001. Mr. Sorensen manages internal product development, studio acquisitions and business development. From June 2000 to September 2001, Mr. Sorensen was President and CEO of Swan Systems, Inc., a private, venture-funded software company serving the advertising and marketing industries. Between March and May 2000, Mr. Sorensen was Executive in Residence at Crosspoint Venture Partners, a leading venture firm. From February 1991 to January 2000, Mr. Sorensen was employed at LucasArts Entertainment Company, an entertainment software developer and publisher, serving variously as head of operations, international, product development and as General Manager. From April 1995 to January 2000, Mr. Sorensen served as President of LucasArts.


     L. GREGORY BALLARD has been a director since April 1999. From January 2000 to July 2001, Mr. Ballard was the Chief Executive Officer at MyFamily.com, a leading internet company in the family history business. Prior to that, from December 1996 until October 1999, Mr. Ballard was the President, Chief Executive Officer and a director of 3Dfx. From May 1995 to November 1996, Mr. Ballard was the President of Capcom Entertainment, Inc., a videogame and multimedia entertainment company. From 1994 to March 1995, Mr. Ballard served as Chief Operating Officer and Chief Financial Officer of Digital Pictures, Inc., a video game company. From 1991 to 1994, Mr. Ballard was President and Chief Executive Officer of Warner Custom Music Corp., a multimedia marketing division of Time Warner, Inc. Previously, Mr. Ballard was President and Chief Operating Officer of Personics Corp., a predecessor to Warner Music. In addition, Mr. Ballard has worked for Boston Consulting Group and as an attorney in Washington, D.C. Mr. Ballard is also a director of MyFamily.com and Pinnacle Systems.

     LAWRENCE BURSTEIN has been a director since July 1991. Since March 1996, Mr. Burstein has been President, director and a stockholder of Unity Venture Capital Associates Ltd., a private investment company. From 1986 through March 1996, Mr. Burstein was President, a director and a principal stockholder of Trinity Capital Corporation, a private investment company. Mr. Burstein is a director of Brazil Fast Food Corp., CAS Medical Systems, Inc., Gender Sciences, Inc., I.D. Systems, Inc. and Traffix, Inc.

     JAMES L. WHIMS has been a director since April 1997. Since 1996, Mr. Whims has been a Managing Director of Techfund Capital I, L.P. and TechFund Capital II, L.P., venture capital firms concentrating on high-technology enterprises. From 1994 to 1996, Mr. Whims was Executive Vice President of Sony Computer Entertainment of America. From 1990 to 1994, Mr. Whims was Executive Vice President of The Software Toolworks Inc.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 1, 2001, and as adjusted to reflect the sale of the shares of common stock offered in this offering, by:


     - our chief executive officer and each of our four next most highly compensated executive officers during the year ended December 31, 2000;

     - each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

     - each of our directors; and

     - all directors and executive officers as a group.


     This table assumes no exercise of the Underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of November 1, 2001 are deemed to be beneficially owned. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.



     Except as indicated in this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Percentage of ownership is based on 21,925,238 shares of common stock outstanding on November 1, 2001 and 24,425,238 shares of common stock outstanding after completion of this offering. The address of each of the individuals named below is 27001 Agoura Road, Calabasas Hills, California 91301.



                                                                                             PERCENT
                                                                  AMOUNT         PERCENT        OF
                                                              OF BENEFICIAL      OF CLASS     CLASS
                                                             OWNERSHIP BEFORE     BEFORE      AFTER
                  NAME OF BENEFICIAL OWNER                       OFFERING        OFFERING    OFFERING
                  ------------------------                   ----------------    --------    --------
DIRECTORS AND EXECUTIVE OFFICERS
  Brian J. Farrell..........................................      634,835(1)       2.90%       2.60%
  Jeffrey C. Lapin..........................................      268,334(2)       1.22%       1.10%
  Lawrence Burstein.........................................       99,254(3)          *           *
  James L. Whims............................................      102,131(4)          *           *
  L. Gregory Ballard........................................       39,875(5)          *           *
  Fred A. Gysi..............................................       69,251(6)          *           *
  Alison Locke..............................................       49,793(7)          *           *
  Tim F. Walsh..............................................       56,250(8)          *           *
  Jack Sorensen.............................................           --             *           *
  All Directors and Executive Officers as a group (9
     individuals)...........................................    1,319,723(9)       6.02%       5.40%

5% STOCKHOLDERS
  Dresdner RCM Global Investors LLC.........................    1,600,100(10)      7.30%       6.55%
     Four Embarcadero Center, San Francisco, California
     94111
  J. & W. Seligman & Co. Incorporated.......................    2,248,807(11)     10.26%       9.21%
     100 Park Avenue
     New York, New York 10017


---------------
  *  Less than 1%.


 (1) Includes 606,835 shares of common stock issuable upon exercise of options exercisable within 60 days.

 (2) Includes 253,334 shares of common stock issuable upon exercise of options exercisable within 60 days.



 (3) Includes 93,754 shares of common stock issuable upon exercise of options exercisable within 60 days.



 (4) Includes 71,250 shares of common stock issuable upon exercise of options exercisable within 60 days and 11,464 shares of common stock held of record by TechFund Capital Management L.L.C. ("TechFund"). Mr. Whims is a managing member of TechFund and accordingly may be deemed to share beneficial ownership of the shares of common stock held of record by TechFund. Mr. Whims disclaims beneficial ownership of such shares.



 (5) All 38,375 shares of common stock issuable upon exercise of options exercisable within 60 days.



 (6) Includes 63,751 shares of common stock issuable upon exercise of options exercisable within 60 days.



 (7) Includes 49,793 shares of common stock issuable upon exercise of options exercisable within 60 days.



 (8) Includes 41,250 shares of common stock issuable upon exercise of options exercisable within 60 days.



 (9) Includes an aggregate of 1,218,342 shares of common stock issuable upon exercise of options within 60 days.


(10) Based on information set forth in Schedule 13G dated February 7, 2001 and filed with the Securities and Exchange Commission by Dresdner RCM Global Investors LLC.


(11)Based on information set forth in Schedule 13G dated September 30, 2001 and filed with the Securities and Exchange Commission by J. & W. Seligman & Co. Incorporated.

                          DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue 75,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws and by the provisions of applicable Delaware law.

COMMON STOCK


     As of November 1, 2001, there were 21,925,238 shares of common stock outstanding, which were held by 283 stockholders of record and a substantially greater number of beneficial holders.


     Each holder of our common stock is entitled to one vote for each share of common stock so held on all matters submitted to a vote of stockholders, including the election of directors. The holders of our common stock do not have cumulative voting rights, which means that the holders of a majority of the shares of our common stock voting in the election of our directors can elect all the members of our Board of Directors. Generally, other actions to be taken by the holders of our common stock require the vote of holders having a majority of the votes that are entitled to be voted and are represented in person or by proxy. Subject to preferences that may be applicable to any outstanding preferred stock, dividends may be paid ratably to holders of our common stock when and if declared by our Board of Directors out of funds legally available for that purpose. Upon our dissolution or liquidation, holders of our common stock will be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of all of our liabilities and subject to the liquidation preference, if any, of our preferred stock then outstanding. However, it is not presently anticipated that dividends will be paid on the common stock in the foreseeable future, and our credit agreement restricts the payment of dividends. See "Dividend Policy." The holders of our common stock have no preemptive, subscription or conversion rights, and no redemption or sinking fund provisions apply to the common stock. The outstanding shares of our common stock are fully paid and nonassessable.

     The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

PREFERRED STOCK; PREFERRED STOCK PURCHASE RIGHTS


     As of November 1, 2001, no shares of our preferred stock were outstanding.


     Our board of directors has the authority, without action by our stockholders, to issue shares of preferred stock in one or more series and to fix the designation and relative powers, preferences and rights and qualifications, limitations, or restrictions of all shares of each such series, including without limitation dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences, and the number of shares constituting each such series. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of our common stock until our board of directors determines the terms of such preferred stock. However, the issuance of preferred stock could decrease the amount of assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting and liquidation rights of the holders of common stock. The issuance of the preferred stock could have the effect of delaying, deferring, or preventing a change in control of our company without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

     The certificates evidencing our common stock also represent our preferred stock purchase rights. Each preferred stock purchase right entitles the registered holder to purchase from us a unit consisting of one-one-thousandth of a share of our Series A Junior Participating Preferred Stock, at a purchase price of $10.00 per unit, subject to adjustment. The preferred stock purchase rights may delay, discourage or deter a third party from attempting to obtain control of us. For a full description of the preferred stock purchase rights, please see our Registration Statement on Form 8-A, (File No. 001-15959), as amended, which is hereby incorporated herein by reference.

STOCKHOLDER SPECIAL MEETINGS AND PROPOSALS

     Our bylaws require that, subject to certain exceptions, any stockholder desiring to propose business or nominate a person to our Board of Directors at a stockholders' meeting must give notice of any proposals or nominations within a specified time period. In addition, our bylaws provide that, subject to the rights of holders of any of our preferred stock, our certificate of incorporation, or applicable law, we will hold a special meeting of stockholders only if a majority of our directors, the Chairman of the Board, or the President calls the meeting. These provisions may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us. To include a proposal in our annual proxy statement, the proponent and the proposal must comply with the proxy proposal submission rules of the Securities and Exchange Commission.

BUSINESS COMBINATION UNDER DELAWARE LAW

     As a Delaware corporation, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

     - the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

     - on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

     A "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation contains a provision to limit the personal liability of our directors for violations of their fiduciary duty. This provision provides that no director shall be liable to us or to our stockholders for monetary damages for breach of duty as a director, except for liability for:

     - any breach of the director's duty of loyalty to us or our stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

     - unlawful payment of a dividend or an unlawful stock purchase or stock redemption; and

     - any transaction from which the director derived an improper personal benefit.

     Our bylaws provide for indemnification of our officers and directors to the fullest extent permitted by applicable law. We have also obtained directors' and officers' liability insurance, which insures against liabilities that our directors or officers may incur in such capacities. In addition, the Underwriting Agreement filed as an exhibit to the Registration Statement of which this prospectus is a part provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Following this offering, if our stockholders sell substantial amounts of our common stock in the public market, or if such stockholders are perceived by the market as intending to sell the shares, the market price of our common stock could decline. Those sales or the perception of such sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate. We, our directors and our executive officers have entered into lock-up agreements in which each agrees that, in general, without the prior written consent of Credit Suisse First Boston Corporation on behalf of the underwriters, each will not sell, contract to sell or pledge any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock during the period ending 90 days after the date of this prospectus. Following the expiration of these lock-up agreements, all of the shares held by those persons will be eligible for immediate sale in the public market, subject in some cases to compliance with the volume and manner of sale requirements of Rule 144 under the Securities Act.


     After this offering, we will have 24,425,238 shares of common stock outstanding, based upon shares outstanding as of November 1, 2001 and including the 2,500,000 shares offered by us hereby. Immediately after expiration of the lock-up agreements the 1,188,673 shares subject to lock-up agreements will be available for sale in the public markets, in some cases subject to the restrictions of Rule 144 of the Securities Act.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated             , 2001, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Goldman, Sachs & Co., U.S. Bancorp Piper Jaffray Inc., Gerard Klauer Mattison & Co., Inc. and Jefferies & Company, Inc. are acting as representatives the following respective numbers of shares of common stock:

                                                                NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ----------
Credit Suisse First Boston Corporation......................
Goldman, Sachs & Co. .......................................
U.S. Bancorp Piper Jaffray Inc..............................
Gerard Klauer Mattison & Co., Inc. .........................
Jefferies & Company, Inc. ..................................
                                                              ----------
     Total..................................................   2,500,000
                                                              ==========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 375,000 additional shares at the offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a selling concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the offering the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay:

                                                        PER SHARE                           TOTAL
                                             -------------------------------   -------------------------------
                                                WITHOUT            WITH           WITHOUT            WITH
                                             OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                             --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions paid
  by us....................................        $                $                $                $
Expenses payable by us.....................        $                $                $                $

The expense amounts set forth above are net of certain reimbursements to be made by the underwriters to us.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options and warrants outstanding on the date hereof.

     Our executive officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     The shares of common stock have been approved for listing on The Nasdaq Stock Market's National Market subject to official notice of issuance, under the symbol "THQI."

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     - In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and if commenced, may be discontinued at any time.

     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the issuance of the shares of common stock and the attached preferred shares purchase rights offered by this prospectus have been passed upon for us by Sidley Austin Brown & Wood, Los Angeles, California. Attorneys at Sidley Austin Brown & Wood participating in this offering for us own approximately 2,500 shares of our common stock.

     Legal matters relating to the sale of common stock in this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Francisco, California.

                                    EXPERTS

     The consolidated financial statements of THQ as of December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, included herein and incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports included and incorporated by reference herein, and have been so included and incorporated herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The documents incorporated by reference contain important business and financial information about us that is not included in this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we later file with the SEC after the date we file the initial registration statement and prior to the effectiveness of the registration statement as well as after the date of this prospectus will automatically update and supersede that information. Accordingly, we incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold:


     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;


     - Annual Report on Form 10-K for the year ended December 31, 2000;

     - The description of our common stock contained in the our Registration Statement on Form 8-A (File No. 001-1-15959), as amended, including any amendment or report filed for the purpose of updating such Registration Statement; and

     - The description of our preferred share purchase rights contained in our Registration Statement on Form 8-A (File No. 001-18813), filed on June 7, 2001, including any amendment or report filed for the purpose of updating such Registration Statement; and

     You may request a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

       THQ Inc.
       27001 Agoura Road, Suite 325
       Calabasas Hills, California 91301
       Attention: Senior Vice President --
                  Finance and Administration
       Phone:    (818) 871-5000

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Condensed Consolidated Balance Sheets as of June 30, 2001
  (Unaudited) and December 31, 2000.........................   F-2
Condensed Consolidated Statements of Operations for the six
  months ended June 30, 2001 and 2000 (Unaudited)...........   F-3
Condensed Consolidated Statements of Shareholders' Equity
  for year ended December 31, 2000 and six months ended June
  30, 2001 (Unaudited)......................................   F-4
Condensed Consolidated Statements of Cash Flows for the six
  months ended June 30, 2001 and 2000 (Unaudited)...........   F-5
Notes to Unaudited Condensed Consolidated Financial
  Statements................................................   F-6
Report of Independent Auditors..............................  F-10
Consolidated Balance Sheets as of December 31, 2000 and
  1999......................................................  F-11
Consolidated Statements of Operations for the years ended
  December 31, 2000, 1999 and 1998..........................  F-12
Consolidated Statements of Shareholders' Equity for the
  years ended December 31, 2000, 1999 and 1998..............  F-13
Consolidated Statements of Cash Flows for the years ended
  December 31, 2000, 1999 and 1998..........................  F-14
Notes to Consolidated Financial Statements..................  F-16

                           THQ INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                JUNE 30,      DECEMBER 31,
                                                                  2001            2000
                                                              ------------    ------------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 70,844,000    $ 27,998,000
  Accounts receivable -- net................................    36,141,000     135,048,000
  Inventory.................................................     7,731,000      10,707,000
  Prepaid and deferred royalties............................    10,262,000       8,756,000
  Software development costs................................    25,705,000      11,818,000
  Deferred income taxes.....................................     8,965,000       9,202,000
  Income taxes receivable...................................     6,398,000              --
  Prepaid expenses and other current assets.................     3,882,000       4,557,000
                                                              ------------    ------------
     Total current assets...................................   169,928,000     208,086,000
Property and equipment -- net...............................    11,196,000      10,607,000
Deferred royalties -- net of current portion................    10,640,000       2,382,000
Software development costs -- net of current portion........     2,908,000         949,000
Deferred income taxes.......................................       581,000         581,000
Other long-term assets -- net...............................     9,334,000       7,337,000
                                                              ------------    ------------
     Total Assets...........................................  $204,587,000    $229,942,000
                                                              ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Lines of credit...........................................  $         --    $ 15,473,000
  Accounts payable..........................................    10,951,000      22,956,000
  Accrued expenses..........................................    13,745,000      23,448,000
  Accrued royalties.........................................    15,254,000      29,869,000
  Income taxes payable......................................            --       6,071,000
                                                              ------------    ------------
     Total current liabilities..............................    39,950,000      97,817,000
Accrued royalties -- net of current portion.................     7,552,000              --
Commitments and contingencies...............................            --              --
Shareholders' equity:
Common Stock, par value $.01, 35,000,000 shares authorized;
  21,594,926 and 20,460,538 shares issued and outstanding as
  of June 30, 2001 and December 31, 2000, respectively......       216,000         205,000
Additional paid-in capital..................................   107,449,000      85,747,000
Accumulated other comprehensive loss........................    (2,783,000)     (1,715,000)
Retained earnings...........................................    52,203,000      47,888,000
                                                              ------------    ------------
     Total shareholders' equity.............................   157,085,000     132,125,000
                                                              ------------    ------------
     Total Liabilities and Shareholders' Equity.............  $204,587,000    $229,942,000
                                                              ============    ============

                See notes to consolidated financial statements.

                           THQ INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               FOR THE SIX MONTHS ENDED
                                                                       JUNE 30,
                                                              ---------------------------
                                                                  2001           2000
                                                              ------------   ------------
                                                                      (UNAUDITED)
Net sales...................................................  $114,564,000   $102,797,000
Costs and expenses:
  Cost of sales.............................................    51,883,000     42,387,000
  Royalties and project abandonment.........................    18,311,000     27,827,000
  Product development.......................................     9,958,000      8,986,000
  Selling and marketing.....................................    15,611,000     14,289,000
  Payment to venture partner................................     1,763,000      6,903,000
  General and administrative................................    11,462,000      9,736,000
                                                              ------------   ------------
     Total costs and expenses...............................   108,988,000    110,128,000
                                                              ------------   ------------
Income (loss) from operations...............................     5,576,000     (7,331,000)
Interest income, net........................................     1,307,000        577,000
                                                              ------------   ------------
Income (loss) before income taxes...........................     6,883,000     (6,754,000)
Income taxes................................................     2,568,000     (2,097,000)
                                                              ------------   ------------
Net income (loss)...........................................  $  4,315,000   $ (4,657,000)
                                                              ============   ============
Net income (loss) per share -- basic........................  $        .21   $       (.23)
                                                              ============   ============
Net income (loss) per share -- diluted......................  $        .19   $       (.23)
                                                              ============   ============
Shares used in per share calculation -- basic...............    20,965,000     19,995,000
                                                              ============   ============
Shares used in per share calculation -- diluted.............    22,873,000     19,995,000
                                                              ============   ============

                See notes to consolidated financial statements.

                           THQ INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE
                                                    SIX MONTHS ENDED JUNE 30, 2001 (UNAUDITED)
                                 ---------------------------------------------------------------------------------
                                                                         ACCUMULATED
                                                          ADDITIONAL        OTHER
                                   COMMON      COMMON      PAID-IN      COMPREHENSIVE    RETAINED
                                   SHARES      STOCK       CAPITAL          LOSS         EARNINGS        TOTAL
                                 ----------   --------   ------------   -------------   -----------   ------------
Balance at January 1, 2000.....  19,897,234   $199,000   $ 79,250,000    $  (842,000)   $29,699,000   $108,306,000
Exercise of warrants and
  options......................     563,304      6,000      4,299,000             --             --      4,305,000
Stock compensation.............          --         --        406,000             --             --        406,000
Tax benefit related to the
  exercise of employee stock
  options......................          --         --      1,792,000             --             --      1,792,000
Comprehensive income:
  Net income...................          --         --             --             --     18,189,000     18,189,000
  Other comprehensive income
     Foreign currency
     translation adjustment....          --         --             --       (873,000)            --       (873,000)
                                                                                                      ------------
Comprehensive income...........                                                                         17,316,000
                                 ----------   --------   ------------    -----------    -----------   ------------
Balance at December 31, 2000...  20,460,538    205,000     85,747,000     (1,715,000)    47,888,000    132,125,000
Exercise of warrants and
  options......................   1,134,388     11,000     12,435,000             --             --     12,446,000
Issuance of warrants...........          --         --        198,000             --             --        198,000
Stock compensation.............          --         --        141,000             --             --        141,000
Tax benefit related to the
  exercise of employee stock
  options......................          --         --      8,928,000             --             --      8,928,000
Comprehensive income:
  Net income...................          --         --             --             --      4,315,000      4,315,000
  Other comprehensive income
     Foreign currency
     translation adjustment....          --         --             --     (1,068,000)            --     (1,068,000)
                                                                                                      ------------
Comprehensive income...........                                                                          3,247,000
                                 ----------   --------   ------------    -----------    -----------   ------------
Balance at June 30, 2001.......  21,594,926   $216,000   $107,449,000    $(2,783,000)   $52,203,000   $157,085,000
                                 ==========   ========   ============    ===========    ===========   ============

                See notes to consolidated financial statements.

                           THQ INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                FOR THE SIX MONTHS ENDED
                                                                        JUNE 30,
                                                              ----------------------------
                                                                  2001            2000
                                                              ------------    ------------
                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................................  $  4,315,000    $ (4,657,000)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization..........................     2,256,000       1,616,000
     Provision for doubtful accounts, discounts and
       returns..............................................    14,181,000      13,367,000
     Loss on disposal of property and equipment.............        30,000          79,000
     Stock compensation.....................................       141,000         203,000
     Tax benefit from disqualified disposition..............     8,928,000         180,000
     Deferred income taxes..................................       220,000         (53,000)
Changes in operating assets and liabilities:
  Accounts receivable.......................................    82,144,000      68,776,000
  Inventory.................................................     2,837,000      (1,445,000)
  Prepaid and deferred royalties and software development
     costs..................................................   (25,598,000)      4,856,000
  Prepaid expenses and other current assets.................       454,000        (550,000)
  Accounts payable and accrued expenses.....................   (20,880,000)    (10,284,000)
  Accrued royalties.........................................    (5,571,000)     (6,105,000)
  Income taxes..............................................   (12,420,000)    (11,572,000)
                                                              ------------    ------------
Net cash provided by operating activities...................    51,037,000      54,411,000
                                                              ------------    ------------
Cash flows used in investing activities:
  Proceeds from sale of property and equipment..............        19,000          58,000
  Acquisition of property and equipment.....................    (2,816,000)     (4,138,000)
  Investment in Yuke's Co., Ltd.............................            --      (5,020,000)
  Investment in Network Interactive Sports Limited..........    (2,741,000)             --
  Decrease in other long-term assets........................       450,000          60,000
                                                              ------------    ------------
Net cash used in investing activities.......................    (5,088,000)     (9,040,000)
                                                              ------------    ------------
Cash flows used in financing activities:
  Net decrease in short-term borrowings.....................   (15,473,000)    (16,702,000)
  Proceeds from exercise of warrants and options............    12,446,000       2,391,000
                                                              ------------    ------------
Net cash used in financing activities.......................    (3,027,000)    (14,311,000)
                                                              ------------    ------------
Effect of exchange rate changes on cash.....................       (76,000)         26,000
                                                              ------------    ------------
Net increase in cash and cash equivalents...................    42,846,000      31,086,000
                                                              ------------    ------------
Cash and cash equivalents -- beginning of period............    27,998,000      21,454,000
                                                              ------------    ------------
Cash and cash equivalents -- end of period..................  $ 70,844,000    $ 52,540,000
                                                              ============    ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Income taxes..............................................  $  7,916,000    $  9,070,000
                                                              ============    ============
  Interest..................................................  $     39,000    $    182,000
                                                              ============    ============

                See notes to consolidated financial statements.

                           THQ INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

     In the opinion of management, the accompanying balance sheets and related interim statements of income, cash flows and shareholders' equity include all adjustments, consisting only of normal recurring items, necessary for their fair presentation in conformity with U.S. generally accepted accounting principles. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses. Examples include doubtful accounts, discounts and returns. Actual results may differ from these estimates. Interim results are not necessarily indicative of results for a full year. The information included in this Form 10-Q should be read in conjunction with Management's Discussion and Analysis and financial statements and notes thereto included in our Form 10-K for the year ended December 31, 2000. Certain reclassifications have been made for consistent presentation.

2. ACCOUNTS RECEIVABLE

     Accounts receivable are due primarily from domestic and foreign retailers and distributors including mass merchants and specialty stores. Accounts receivable at June 30, 2001 and December 31, 2000 consist of the following:

                                                            JUNE 30,      DECEMBER 31,
                                                              2001            2000
                                                          ------------    ------------
Accounts receivable -- domestic.........................  $ 33,579,000    $137,865,000
Other receivables -- domestic...........................     1,235,000         531,000
Allowance for domestic returns and doubtful accounts....   (13,165,000)    (21,676,000)
Accounts receivable -- foreign..........................    24,865,000      28,186,000
Allowance for foreign returns and doubtful accounts.....   (10,373,000)     (9,858,000)
                                                          ------------    ------------
Accounts receivable -- net..............................  $ 36,141,000    $135,048,000
                                                          ============    ============

3. CREDIT FACILITY

     In June and July 2001, we amended the Revolving Credit Agreement with Union Bank of California and a syndicate of other financial institutions dated August 31, 2000. The amendments extended the expiration of the agreement to August 1, 2002 and permit us to borrow (and maintain obligations under outstanding letters of credit) up to an aggregate of $35,000,000 subject to the following:

     We may maintain outstanding letters of credit for product purchases and outstanding borrowings in the aggregate up to $20,000,000 for August 2001; $35,000,000 between September 1, 2001 and January 31, 2002; and $20,000,000
between February 1, 2002 and July 31, 2002. In addition, outstanding borrowings cannot exceed $10,000,000 for August 1, 2001 through October 31, 2001; $20,000,000 from November 1, 2001 through January 31, 2002; and $10,000,000 from
February 1, 2002 to July 31, 2002.

     We are also required to not have any outstanding borrowings for a period of at least 60 days during each year of the agreement.

     This credit facility is secured by a lien on substantially all of our assets and contains customary financial and non-financial covenants which require us to maintain a specified minimum net worth and limit the ability for us to incur additional indebtedness, pay cash dividends or make other distributions, sell assets and enter into certain mergers or acquisitions. Amounts outstanding under these credit facilities bear interest, at our choice, at either a) the bank's prime rate (6.75% at June 30, 2001) or b) the London Interbank Offered Rate (3.86% at June 30, 2001) plus 1.85%. As of June 30, 2001, we had approximately $1,531,000 in obligations with respect to outstanding letters of credit and no outstanding borrowings.

                           THQ INC. AND SUBSIDIARIES

                                  (UNAUDITED)

4. STOCK OPTION PLAN

     On July 20, 2001, our shareholders approved an amendment to the Amended and Restated 1997 Stock Option Plan (the "1997 Amended Plan") to increase the number of shares of common stock for which options may be issued. The 1997 Amended Plan now provides for the issuance of up to 7,025,000 shares of common stock for option grants to directors, officers and key employees. The purchase price per share of common stock purchasable upon exercise of each option may not be less than the fair market value of such share of common stock on the date that such option is granted. Generally, options granted under this plan become exercisable over three years and expire within five years from the date of grant.

5. CAPITAL STOCK TRANSACTIONS

     In connection with obtaining the World Wrestling Federation license in August 1999, we issued to Titan Sports Inc. (now known as World Wrestling Federation Entertainment, Inc. ("World Wrestling Federation Entertainment")) and another party related to the World Wrestling Federation Entertainment, Stanley Shenker Associates, Inc., warrants to purchase an aggregate amount of 281,250 shares of common stock, which shares had a fair value of $3,063,000 at the time these warrants were issued. The purchase price for each share of common stock underlying these warrants was $10.42 per share and the warrants were to expire on December 31, 2009. On June 8, 2001, World Wrestling Federation Entertainment exchanged all of its warrants for 201,660 shares of common stock in a non-cash transaction with a fair market value of $53.61 per share. On July 23, 2001, Stanley Shenker Associates, Inc. exchanged all of its warrant for 25,282 shares of common stock in a non-cash transaction with a fair market value of $57.00 per share.

     On April 19, 2001, in connection with the execution of a development agreement, we issued to such developer warrants to purchase an aggregate amount of 10,000 shares of our common stock, which shares had a fair value of $198,000 at the time these warrants were issued. Further, these warrants vested immediately upon their grant and may be exercised, in whole or in part, at any time prior to April 19, 2004 for a purchase price of $38.90 per share of the underlying common stock.

     On July 24, 2001 our Certificate of Incorporation was amended to increase the number of authorized shares of common stock from 35,000,000 to 75,000,000 shares.

6. OTHER LONG-TERM ASSETS

     On June 13, 2001, THQ International Ltd. and HotGen Studios Ltd. entered into a Joint Venture Agreement pursuant to which THQ International Ltd. acquired a 44% interest in Network Interactive Sports Limited ("NI Sports"), formerly wholly owned by HotGen Studios Ltd. In exchange for this interest, THQ International Ltd. invested $2.7 million in cash upon the execution of the Joint Venture Agreement and has agreed to provide an additional $566,000, to be paid in four equal monthly installments. This investment is included in Other long-term assets in the accompanying balance sheet and will be accounted for using the equity method.

     NI Sports uses client/server technology to offer multi-player games to subscribers across a variety of platforms including PCs and WAP-enabled mobile phones. Areas of potential future growth are extensions of this technology to game consoles, interactive television and other internet-access devices. NI Sports' first product is Sky Sports Football Manager, an online soccer game for the United Kingdom market. We also utilize HotGen Studios Ltd. as an independent software developer. As of June 30, 2001, they were developing three games for us with a combined contract value of $2,350,000.

                           THQ INC. AND SUBSIDIARIES

                                  (UNAUDITED)

7. COMMITMENTS AND CONTINGENCIES

     We and certain of our officers and directors are defendants in a class action lawsuit filed in the United States District Court for the Central District of California entitled In re THQ Inc. Securities Litigation, Master File No. CV-00-1783-AHM. On December 20, 2000, the court dismissed this action with prejudice as to all of the defendants. On April 23, 2001, the United States District Court for the Central District of California modified its December 20, 2000 order and permitted plaintiffs to file a third amended complaint on that date. Defendants have filed an answer denying all of the material allegations of the third amended complaint and asserting legal and factual defenses. The third amended complaint alleges that defendants violated Rule 10b-5 and Section 20(a) of the Securities Exchange Act of 1934, including allegations that defendants manipulated the company's stock price; distributed false and misleading information concerning revenue recognition, forecasts and earnings estimates; selectively disclosed material information; and engaged in insider trading. The complaint seeks an unspecified amount in damages. The plaintiffs are purported investors who purchased shares of our common stock from October 26, 1999 through May 24, 2000. The lawsuit is in the discovery phase. We and all of the individual defendants have taken the position that this lawsuit is without merit. At this early stage, however, we cannot predict as to the likely outcome of this litigation.

     We also are a party to lawsuits in the normal course of our business, none of which are material.

8. BASIC AND DILUTED EARNINGS PER SHARE

     The following table is a reconciliation of the weighted-average shares used in the computation of basic and diluted EPS for the years presented:

                                                                     FOR THE SIX
                                                                    MONTHS ENDED
                                                                      JUNE 30,
                                                              -------------------------
                                                                 2001          2000
                                                              -----------   -----------
Net income used to compute basic and diluted earnings per
  share.....................................................  $ 4,315,000   $(4,657,000)
                                                              ===========   ===========
Weighted average number of shares outstanding -- basic......   20,965,000    19,995,000
Dilutive effect of stock options and warrants...............    1,908,000            --
                                                              -----------   -----------
Number of shares used to compute earnings per
  share -- diluted..........................................   22,873,000    19,995,000
                                                              ===========   ===========

9. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133, as amended, is effective as of the beginning of the first quarter of the fiscal year beginning after June 15, 2000. We adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 did not have a significant impact on our financial position, results of operations, or cash flows.

     In June 2001, the Financial Accounting Standards Board ("FASB") issued two new pronouncements: Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS 141 prohibits the use of the pooling-of-interests method for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are

                           THQ INC. AND SUBSIDIARIES

                                  (UNAUDITED)

also transition provisions that apply to business combinations completed before July 1, 2001 that were accounted for by the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. We are currently evaluating the provisions of SFAS 141 and 142 and have not determined the impact, if any, they will have on our financial statements.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of THQ Inc.,
Calabasas, California

     We have audited the accompanying consolidated balance sheets of THQ Inc. and subsidiaries (the "Company") as of December 31, 1999 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Los Angeles, California
February 16, 2001

                           THQ INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1999            2000
                                                              ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 21,454,000    $ 27,998,000
  Accounts receivable -- net................................    97,014,000     135,048,000
  Inventory.................................................     5,455,000      10,707,000
  Prepaid and deferred royalties............................    21,891,000       8,756,000
  Software development costs................................    11,640,000      11,818,000
  Deferred income taxes.....................................     6,817,000       9,202,000
  Income taxes receivable...................................       965,000              --
  Prepaid expenses and other current assets.................     2,225,000       4,557,000
                                                              ------------    ------------
     Total current assets...................................   167,461,000     208,086,000
Property and equipment -- net...............................     5,746,000      10,607,000
Deferred royalties -- net of current portion................     3,371,000       2,382,000
Software development costs -- net of current portion........     1,824,000         949,000
Deferred income taxes -- net of current portion.............     2,865,000         581,000
Other long-term assets......................................     2,790,000       7,337,000
                                                              ------------    ------------
     Total Assets...........................................  $184,057,000    $229,942,000
                                                              ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Lines of credit...........................................  $ 16,702,000    $ 15,473,000
  Accounts payable..........................................    14,540,000      22,956,000
  Accrued expenses..........................................    13,105,000      23,448,000
  Accrued royalties.........................................    31,254,000      29,869,000
  Income taxes payable......................................            --       6,071,000
     Total current liabilities..............................    75,601,000      97,817,000
                                                              ------------    ------------
Accrued royalties -- net of current portion.................       150,000              --
Commitments and contingencies...............................            --              --
Shareholders' equity:
  Common Stock, par value $.01, 35,000,000 shares
     authorized; 19,897,234 and 20,460,538 shares issued and
     outstanding as of December 31, 1999 and 2000,
     respectively...........................................       199,000         205,000
Additional paid-in capital..................................    79,250,000      85,747,000
Accumulated other comprehensive loss........................      (842,000)     (1,715,000)
Retained earnings...........................................    29,699,000      47,888,000
                                                              ------------    ------------
     Total shareholders' equity.............................   108,306,000     132,125,000
                                                              ------------    ------------
     Total Liabilities and Shareholders' Equity.............  $184,057,000    $229,942,000
                                                              ============    ============

                See notes to consolidated financial statements.

                           THQ INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------
                                                       1998            1999            2000
                                                   ------------    ------------    ------------
Net sales........................................  $216,716,000    $303,483,000    $347,003,000
Costs and expenses:
  Cost of sales..................................   100,019,000     134,563,000     140,699,000
  Royalties and project abandonment..............    48,130,000      48,370,000      77,550,000
  Product development............................     8,925,000      15,511,000      19,151,000
  Selling and marketing..........................    20,326,000      35,440,000      42,446,000
  Payment to venture partner.....................            --       6,119,000      17,707,000
  General and administrative.....................    10,107,000      14,970,000      19,530,000
  In-process research and development............     7,232,000              --              --
                                                   ------------    ------------    ------------
     Total costs and expenses....................   194,739,000     254,973,000     317,083,000
                                                   ------------    ------------    ------------
Income from operations...........................    21,977,000      48,510,000      29,920,000
Interest income, net.............................       819,000       1,109,000       1,323,000
                                                   ------------    ------------    ------------
Income before income taxes.......................    22,796,000      49,619,000      31,243,000
Income taxes.....................................     9,343,000      18,293,000      13,054,000
                                                   ------------    ------------    ------------
Net income.......................................  $ 13,453,000    $ 31,326,000    $ 18,189,000
                                                   ============    ============    ============
Net income per share -- basic....................  $        .75    $       1.65    $        .91
                                                   ============    ============    ============
Net income per share -- diluted..................  $        .63    $       1.48    $        .84
                                                   ============    ============    ============
Shares used in per share calculation -- basic....    17,929,000      19,040,000      20,091,000
                                                   ============    ============    ============
Shares used in per share calculation --diluted...    21,229,000      21,197,000      21,568,000
                                                   ============    ============    ============

                See notes to consolidated financial statements.

                           THQ INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                  YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000
                                ---------------------------------------------------------------------------------
                                                                       ACCUMULATED
                                                                          OTHER         RETAINED
                                                        ADDITIONAL    COMPREHENSIVE     EARNINGS
                                  COMMON      COMMON      PAID-IN        INCOME       (ACCUMULATED
                                  SHARES      STOCK       CAPITAL        (LOSS)         DEFICIT)        TOTAL
                                ----------   --------   -----------   -------------   ------------   ------------
Balance at January 1, 1998....  17,083,366   $ 20,000   $48,821,000    $    81,000    $(15,080,000)  $ 33,842,000
Exercise of warrants and
  options.....................     902,519      5,000     2,345,000             --              --      2,350,000
Stock compensation............          --         --       187,000             --              --        187,000
Issuance of common stock......     782,706      4,000    10,647,000             --              --     10,651,000
Tax benefit related to the
  exercise of employee stock
  options.....................          --         --     1,603,000             --              --      1,603,000
Reincorporation...............          --    100,000      (100,000)            --              --             --
Comprehensive income:
  Net income..................          --         --            --             --      13,453,000     13,453,000
  Other comprehensive income
    Foreign currency
      translation
      adjustment..............          --         --            --        (21,000)             --        (21,000)
Comprehensive income..........          --         --            --             --              --     13,432,000
                                ----------   --------   -----------    -----------    ------------   ------------
Balance at December 31,
  1998........................  18,768,591    129,000    63,503,000         60,000      (1,627,000)    62,065,000
Exercise of warrants and
  options.....................   1,128,643      8,000     4,955,000             --              --      4,963,000
Issuance of warrants..........          --         --     3,627,000             --              --      3,627,000
Stock compensation............          --         --       464,000             --              --        464,000
Tax benefit related to the
  exercise of employee stock
  options.....................          --         --     6,763,000             --              --      6,763,000
Three-for-two stock
  dividend....................          --     62,000       (62,000)            --              --             --
Comprehensive income:
  Net income..................          --         --            --             --      31,326,000     31,326,000
  Other comprehensive income
    Foreign currency
    translation Adjustment....          --         --            --       (902,000)             --       (902,000)
Comprehensive income..........          --         --            --             --              --     30,424,000
                                ----------   --------   -----------    -----------    ------------   ------------
Balance at December 31,
  1999........................  19,897,234    199,000    79,250,000       (842,000)     29,699,000    108,306,000
Exercise of warrants and
  options.....................     563,304      6,000     4,299,000             --              --      4,305,000
Stock compensation............          --         --       406,000             --              --        406,000
Tax benefit related to the
  exercise of employee stock
  options.....................          --         --     1,792,000             --              --      1,792,000
Comprehensive income:
  Net income..................          --         --            --             --      18,189,000     18,189,000
  Other comprehensive income
    Foreign currency
      translation
      Adjustment..............          --         --            --       (873,000)             --       (873,000)
Comprehensive income..........          --         --            --             --              --     17,316,000
                                ----------   --------   -----------    -----------    ------------   ------------
Balance at December 31,
  2000........................  20,460,538   $205,000   $85,747,000    $(1,715,000)   $ 47,888,000   $132,125,000
                                ==========   ========   ===========    ===========    ============   ============

                See notes to consolidated financial statements.

                           THQ INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEARS ENDED DECEMBER 31,
                                                              ------------------------------------------
                                                                  1998           1999           2000
                                                              ------------   ------------   ------------
Cash flows from operating activities:
  Net income................................................  $ 13,453,000   $ 31,326,000   $ 18,189,000
  Adjustments to reconcile net income to net cash provided
    by (used in) operating activities:
    Depreciation and amortization...........................       947,000      1,678,000      3,566,000
    Provision for doubtful accounts, discounts and
      returns...............................................    20,838,000     35,009,000     35,387,000
    Litigation settlement...................................            --        564,000             --
    Loss on disposal of property and equipment..............        40,000         63,000        114,000
    Loss on sale of investment securities...................       218,000             --             --
    Stock compensation......................................       187,000        464,000        406,000
    Tax benefit from disqualified disposition...............     1,603,000      6,763,000      1,792,000
    In-process research and development.....................     7,232,000             --             --
    Deferred income taxes...................................    (8,708,000)       692,000       (112,000)
Changes in operating assets and liabilities:
  Accounts receivable.......................................   (43,755,000)   (72,742,000)   (74,770,000)
  Inventory.................................................   (13,780,000)    11,200,000     (5,442,000)
  Prepaid and deferred royalties and software development
    costs...................................................     2,346,000    (24,269,000)    14,409,000
  Prepaid expenses and other current assets.................      (239,000)      (670,000)    (2,374,000)
  Accounts payable and accrued expenses.....................    14,047,000     (3,086,000)    19,291,000
  Accrued royalties.........................................     8,823,000     15,134,000     (1,427,000)
  Income taxes payable (receivable).........................     4,437,000     (9,203,000)     7,107,000
                                                              ------------   ------------   ------------
Net cash provided by (used in) operating activities.........     7,689,000     (7,077,000)    16,136,000
                                                              ------------   ------------   ------------
Cash flows used in investing activities:
  Proceeds from sale of investment securities...............       863,000             --             --
  Purchase of investment securities.........................    (1,081,000)            --             --
  Proceeds from sale of property and equipment..............            --         39,000         64,000
  Acquisition adjustment....................................            --      2,540,000             --
  Acquisitions, net of cash acquired........................    (2,369,000)            --             --
  Acquisition of property and equipment.....................    (1,465,000)    (4,447,000)    (7,877,000)
  Investment in Yuke's Co., Ltd.............................            --             --     (5,020,000)
  Increase in other long-term assets........................    (2,010,000)      (261,000)      (114,000)
                                                              ------------   ------------   ------------
Net cash used in investing activities.......................    (6,062,000)    (2,129,000)   (12,947,000)
                                                              ------------   ------------   ------------
Cash flows provided by financing activities:
    Net increase (decrease) in short-term borrowings........     3,265,000      7,118,000     (1,229,000)
    Proceeds from exercise of warrants and options..........     2,350,000      4,963,000      4,305,000
                                                              ------------   ------------   ------------
Net cash provided by financing activities...................     5,615,000     12,081,000      3,076,000
                                                              ------------   ------------   ------------
Effect of exchange rate changes on cash.....................      (156,000)      (535,000)       279,000
                                                              ------------   ------------   ------------
Net increase in cash and cash equivalents...................     7,086,000      2,340,000      6,544,000
                                                              ------------   ------------   ------------
Cash and cash equivalents -- beginning of period............    12,028,000     19,114,000     21,454,000
                                                              ------------   ------------   ------------
Cash and cash equivalents -- end of period..................  $ 19,114,000   $ 21,454,000   $ 27,998,000
                                                              ============   ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Income taxes..............................................  $ 12,714,000   $ 19,569,000   $  4,350,000
                                                              ============   ============   ============
  Interest..................................................  $    196,000   $    247,000   $    354,000
                                                              ============   ============   ============

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:

     In 1999, we consolidated the venture with JAKKS Pacific Inc. resulting in the consolidation of our $2,010,000 investment.

     On August 2, 1999, we issued to the World Wrestling Federation Entertainment (the "WWF") and a related party to the WWF, warrants, expiring December 31, 2009, to purchase 281,250 shares of common stock at $10.42 per share which had a fair value at the time of issuance of $3,063,000. (See Note
12).

     On May 1, 1998, we issued 523,776 shares of common stock as part of the purchase price for GameFx, Inc. We also assumed the stock options issued by GameFx, Inc. to its employees that, if and when exercised, permit the holders thereof to acquire approximately 22,275 shares of THQ stock. This issuance increased common stock and additional paid-in capital by $2,000 and $6,217,000, respectively, and was allocated among the net assets acquired, (part of which was written off as in-process research and development). (See Note 11).

     On December 2, 1998, we issued 249,930 shares of common stock as part of the purchase price for Rushware Microhandelsgesellschaft mbH. The name was subsequently changed to THQ Entertainment Gmbh ("THQ Entertainment"). This issuance increased common stock and additional paid-in capital by $2,000 and $4,430,000, respectively, and was allocated among the net assets acquired. (See
Note 11)

DETAILS OF 1998 ACQUISITIONS:

                                                                                THQ
                                                           GAMEFX, INC.    ENTERTAINMENT
                                                           ------------    -------------
Fair value of assets acquired............................  $ 7,492,000     $ 18,581,000
Liabilities assumed......................................           --      (12,567,000)
Value of common stock and stock options issued...........   (6,219,000)      (4,432,000)
                                                           -----------     ------------
Cash paid................................................    1,273,000        1,582,000
Less cash acquired.......................................           --         (486,000)
                                                           -----------     ------------
Net cash paid for acquisitions...........................  $ 1,273,000     $  1,096,000
                                                           ===========     ============

     In 1999, we renegotiated the purchase of THQ Entertainment and received a payment of $2,540,000 from the sellers.

                See notes to consolidated financial statements.

                           THQ INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

     Business. THQ Inc., a Delaware corporation, is a developer, publisher and distributor of interactive entertainment software for the leading hardware platforms in the home video game market. We currently publish titles for Sony's PlayStation and PlayStation 2, Nintendo 64, Nintendo Game Boy Color and personal computers ("PCs") in most interactive software genres including childrens, action, adventure, driving, fighting, puzzle, role playing, simulation, sports and strategy. Our customers include Wal-Mart, Toys "R" Us, Electronics Boutique, Target, Kmart Stores, Babbages Etc., Best Buy, Kay Bee Toys, and other national and regional retailers, discount store chains and specialty retailers.

     Unless the context otherwise requires, references in this document to "THQ" or the "Company" include THQ Inc. and all of its wholly owned subsidiaries.

     License Agreements. We have two license agreements with Sony pursuant to which we have the non-exclusive right to utilize the Sony name and its proprietary information and technology in order to develop and market software for use with the 32-bit Sony PlayStation in the United States and Canada, and Europe, respectively, which expire in August 2002 and December 2005, respectively. We also have a license agreement with Sony for use with the 128-bit Sony PlayStation 2 in the United States and Canada which expires in March 2003.

     We have two license agreements with Nintendo pursuant to which we have the non-exclusive right to utilize the Nintendo name and its proprietary information and technology in order to develop and market software for use with the 64-bit Nintendo 64 in North America and Latin America, and Europe, Australia and New Zealand which expire in May 2003 and January 2004, respectively. We also have a license agreement with Nintendo for use with the Game Boy Color portable game console in North America and Latin America, and Europe, Australia and New Zealand which expire in March 2002 and October 2002, respectively.

     Our business is dependent on these license agreements with Sony and Nintendo. Substantially all of our products are manufactured by Sony and Nintendo who charge us a fixed amount for each CD-ROM, DVD or cartridge manufactured. This charge includes a manufacturing, printing and packaging fee as well as a royalty for the use of their respective names, proprietary information and technology.

     In addition, we must indemnify Sony and Nintendo as appropriate, with respect to all loss, liability and expense resulting from any claim against Sony and Nintendo involving the development, marketing, sale or use of our titles, including any claims for copyright or trademark infringement brought against Sony and Nintendo. As such, we bear the risk that the properties and information and technology licensed from Sony and Nintendo and incorporated in the software may infringe the rights of third parties. Generally, we are entitled to indemnification from our software developers and property licensors to cover our indemnification obligations to Sony and Nintendo but no assurance can be given that, if any claim is brought against us, the developers and/or licensors will have sufficient resources to indemnify us.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation. The consolidated financial statements include the accounts of THQ Inc. and our wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

     Foreign Currency Translation. Assets and liabilities of foreign operations are translated at current rates of exchange while results of operations are translated at average rates in effect for the period. Translation gains or losses are shown as a separate component of shareholders' equity as Accumulated other comprehensive income (loss). Foreign currency gains and losses result from exchange rate changes

                           THQ INC. AND SUBSIDIARIES
for transactions denominated in currencies other than the functional currency. Foreign currency transaction gains and losses are not material.

     Cash Equivalents. We consider all highly liquid investments purchased with maturities less than three months to be cash equivalents.

     Fair Values of Financial Instruments. The carrying value of our draws on our line of credit from our banks are considered to approximate their fair value because the interest rate of these instruments is based on variable reference rates.

     Concentrations of Credit Risk. Financial instruments which potentially subject us to concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. We place cash and cash equivalents with high credit-quality institutions and limit the amount of credit exposure to any one institution. Most of our sales are made directly to mass merchandisers and national retailers. Due to the increased volume of sales to these channels, we have experienced an increased concentration of credit risk, and as a result, may maintain individually significant receivable balances with such mass merchandisers and national retailers. While we frequently monitor and manage this risk, financial difficulties on the part of one or more of our major customers may have a material adverse effect on us.

     Sales (before returns and allowances) to a major customer represented 19%, 15% and 17% of gross sales in the years ended December 31, 1998, 1999 and 2000, respectively. This customer accounted for approximately 18% and 24% of accounts receivable at December 31, 1999 and 2000, respectively. Sales (before returns and allowances) to another major customer represented 13%, 11% and 16% of gross sales in the years ended December 31, 1998, 1999 and 2000, respectively. This customer accounted for approximately 15% and 20% of accounts receivable at December 31, 1999 and 2000, respectively. We perform ongoing credit evaluations of our customers and maintain an allowance for potential credit losses.

     Inventory. Inventory, which consists principally of finished products, are stated at the lower of cost (moving weighted average) or market. We estimate the net realizable value of slow-moving inventory on a title by title basis, and charge the excess of cost over net realizable value to cost of sales.

     Property and Equipment. Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their useful lives or the remaining lease term. Property and equipment consist of the following at:

                                                                    DECEMBER 31,
                                                             --------------------------
                                                LIVES           1999           2000
                                             ------------    -----------    -----------
Computer Equipment and Software............  3 - 10 years    $ 6,584,000    $12,534,000
Furniture, fixtures and equipment..........       5 years      1,739,000      2,293,000
Leasehold improvements.....................   3 - 6 years      1,024,000        914,000
Less accumulated depreciation and
  amortization.............................                   (3,601,000)    (5,134,000)
                                                             -----------    -----------
                                                             $ 5,746,000    $10,607,000
                                                             ===========    ===========

     Royalties, Software Development Costs and Project Abandonment Loss. Advance royalty payments for intellectual property licenses are capitalized and recorded as prepaid royalties. All minimum guaranteed royalty payments are initially recorded as an asset (prepaid and deferred royalties) and as a liability (accrued royalties) at the contractual amount upon execution of the contract. Royalty payments for intellectual property licenses are classified as current assets and current liabilities to the extent they relate to anticipated sales during the subsequent year and long-term assets and long-term liabilities if the sales are anticipated after one year.

                           THQ INC. AND SUBSIDIARIES

     We utilize both independent software developers (who are paid advances against future royalties) and internal development teams to develop our software. We account for prepaid royalties relating to development agreements and capitalized software costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Internal development costs are capitalized to Software Development Costs once technological feasibility is established. Technological feasibility is evaluated on a product by product basis. Technological feasibility for console entertainment software has been established by Sony and Nintendo for use with their respective hardware platforms. We are currently capitalizing the costs of video games under development at our Heavy Iron, PCP&L and Volition studios. At December 31, 1999 and 2000, we had capitalized software development costs of $1,034,000 and $2,560,000, respectively, at our studios. During 1999 and 2000, we amortized to expense $54,000 and $1,674,000, respectively, of internally developed capitalized software development costs.

     Prepaid royalties are expensed to Royalties and Project Abandonment expense at the contractual royalty rate based on actual net product sales or on the ratio of current units sold to total projected units whichever amount is greater. Capitalized software development costs are expensed to Royalties and Project Abandonment expense on the ratio of current units sold to total projected units. When, in management's estimate, future revenues will not be sufficient to recover previously capitalized advances or software development costs, we expense these items as project abandonment losses. Such abandonment losses are solely attributable to changes in market conditions or product quality considerations. Research and development costs are expensed to product development expense as incurred.

     Impairment of Long-lived Assets. We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

     Goodwill. Goodwill represents the excess purchase price over net assets acquired and is being amortized on a straight-line basis over 10 years. We review goodwill for impairment whenever events or changes in circumstances indicate that an asset's carrying value may exceed the undiscounted expected future cash flows to be derived from that asset. Whenever undiscounted expected future cash flows are less than the carrying value, the asset will be reduced to an amount equal to the net present value of the expected future cash flows and an impairment loss will be recognized.

     Revenue Recognition. Revenue is recognized when products are shipped provided that no significant vendor support obligations remain outstanding and that collection of the resulting receivable is deemed probable by management. Although we generally sell our products on a no-return basis, in certain circumstances we may allow returns, price concessions, or allowances on a negotiated basis. We estimate such returns and allowances based upon management's evaluation of our historical experience and current industry trends. Such estimates are deducted from gross sales. Software is sold under a limited 90-day warranty against defects in material and workmanship. To date, we have not experienced material warranty claims (See Note 5).

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101), which provides additional guidance in applying generally accepted accounting principles to revenue recognition in the financial statements. We have implemented the provisions of SAB 101 and its impact on our revenue recognition policy is immaterial.

     Advertising. Advertising and sales promotion costs are generally expensed as incurred, except for television airtime and print media costs associated with media campaigns which are deferred and charged

                           THQ INC. AND SUBSIDIARIES
to expense as the airtime or advertising space is used. Advertising costs were $5,659,000, $10,108,000 and $27,147,000 in the years ended December 31, 1998,
1999 and 2000, respectively.

     Stock-Based Compensation. We account for our employee stock plans under the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations.

     Income Taxes. Deferred income taxes are provided for temporary differences between the financial statement and income tax bases of our assets and liabilities, based on enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

     Basic and Diluted Earnings Per Share. The following table is a reconciliation of the weighted-average shares used in the computation of basic and diluted EPS for the years presented:

                                                      YEARS ENDED DECEMBER 31,
                                              -----------------------------------------
                                                 1998           1999           2000
                                              -----------    -----------    -----------
Net income used to compute basic and diluted
  earnings per share........................  $13,453,000    $31,326,000    $18,189,000
                                              ===========    ===========    ===========
Weighted average number of shares
  outstanding -- basic......................   17,929,000     19,040,000     20,091,000
Dilutive effect of stock options and
  warrants..................................    3,300,000      2,157,000      1,477,000
                                              -----------    -----------    -----------
Number of shares used to compute earnings
  per share -- diluted......................   21,229,000     21,197,000     21,568,000
                                              ===========    ===========    ===========

     Recently Issued Accounting Pronouncements. In June 1998, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. We will adopt SFAS 133 effective January 1, 2001. We have evaluated the impact of adopting SFAS No. 133, and we believe that such adoption will not have any impact on our financial position, results of operations, or cash flows.

     Pervasiveness of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to prepaid and deferred royalties, software development costs, accrued returns and allowances and the allowance for doubtful accounts.

3. BUSINESS COMBINATIONS

     On August 31, 2000, we completed the acquisition of Volition, Inc., a Delaware corporation ("Volition"). In the acquisition, each share of Volition was converted into 0.10989011 share of our common stock, or approximately 890,000 shares. In addition, outstanding Volition employee stock options were assumed by us and converted, at the same conversion rate, into options to purchase approximately 110,000 shares of our common stock.

     On December 13, 1999, we completed the acquisition of Genetic Anomalies, Inc., a Delaware corporation ("GA"). In the acquisition, each share of GA was converted into 0.0536 share of our common

                           THQ INC. AND SUBSIDIARIES
stock, or approximately 220,000 shares. In addition, outstanding GA employee stock options were assumed by us and converted, at the same conversion rate, into options to purchase approximately 45,000 shares of our common stock.

     On May 24, 1999, we completed the acquisition of Pacific Cost Power & Light Company, a California corporation ("PCP&L"). In the acquisition, each share of PCP&L was converted into 0.09008 shares of our common stock, or approximately 727,000 shares. In addition, outstanding PCP&L employee stock options were assumed by us and converted, at the same conversion rate, into options to purchase approximately 196,000 shares of our common stock.

     The acquisitions have been accounted for as poolings of interests under Accounting Principles Board Opinion No. 16. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows as if PCP&L, GA and Volition had always been part of our company.

     All transactions between us, PCP&L, GA and Volition have been eliminated in the consolidated financial statements. The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements are as follows:

                                                     YEARS ENDED DECEMBER 31,
                                           --------------------------------------------
                                               1998            1999            2000
                                           ------------    ------------    ------------
NET SALES
THQ Inc..................................  $215,060,000    $301,141,000    $346,951,000
PCP&L....................................     1,379,000       1,676,000              **
GA.......................................       222,000         565,000              **
Volition.................................       605,000       2,713,000       1,907,000
Intercompany elimination.................      (550,000)     (2,612,000)     (1,855,000)
                                           ------------    ------------    ------------
Combined.................................  $216,716,000    $303,483,000    $347,003,000
                                           ============    ============    ============
NET INCOME (LOSS)
THQ Inc..................................  $ 15,990,000    $ 35,044,000    $ 22,329,000
PCP&L....................................      (348,000)       (667,000)             **
GA.......................................      (473,000)       (411,000)             **
Volition.................................    (1,166,000)        (28,000)     (2,285,000)
Intercompany elimination.................      (550,000)     (2,612,000)     (1,855,000)
                                           ------------    ------------    ------------
Combined.................................  $ 13,453,000    $ 31,326,000    $ 18,189,000
                                           ============    ============    ============

-------------------------
** For fiscal year ended December 31, 2000, the results of operations for PCP&L and GA were included with THQ Inc.

4. CREDIT FACILITY

     On August 31, 2000, we entered into a Revolving Credit Agreement with Union Bank of California and a syndicate of other financial institutions. This agreement expires on July 1, 2001 and permits us to borrow (and maintain obligations under outstanding letters of credit) up to an aggregate of $50,000,000 subject to the following:

     We may maintain outstanding letters of credit for product purchases and outstanding borrowings in the aggregate for up to $40,000,000 for September 2000; $50,000,000 between October 1, 2000 and December 31, 2000; $40,000,000 for
January 2001 and $25,000,000 between February 1, 2001 and June 30, 2001.

                           THQ INC. AND SUBSIDIARIES

     In addition, outstanding borrowings cannot exceed $15,000,000 for September 2000; $30,000,000 from October 1 through October 31, 2000; $50,000,000 from
November 1, 2000 through December 31, 2000; $35,000,000 from January 1, 2001 through January 31, 2001 and $15,000,000 from February 1, 2001 to June 30, 2001.

     We are also required to not have any outstanding borrowings for a period of at least 60 days during each year of the agreement.

     This credit facility is secured by a lien on substantially all of our assets and contains customary financial and non-financial covenants which limit the ability for us to incur additional indebtedness, pay dividends or make other distributions, sell assets and enter into certain mergers or acquisitions. Amounts outstanding under these credit facilities bear interest, at our choice, at either a) the bank's prime rate (9.5% at December 31, 2000) or b) the London Interbank Offered Rate (6.56% at December 31, 2000) plus 1.85%. As of December 31, 2000 we had approximately $5,341,000 in obligations with respect to outstanding letters of credit and $15,473,000 in outstanding borrowings. Under the previous credit facility at December 31, 1999, we had approximately $8,134,000 in obligations with respect to outstanding letters of credit and $16,702,000 in outstanding borrowings.

5. ACCOUNTS RECEIVABLE AND ACCRUED RETURNS AND ALLOWANCES

     Accounts receivable is due primarily from domestic and foreign retailers and distributors, including mass merchants and specialty stores. Accounts receivable at December 31, 1999 and 2000 consists of the following:

                                                                  DECEMBER 31,
                                                          ----------------------------
                                                              1999            2000
                                                          ------------    ------------
Accounts receivable -- domestic.........................  $ 93,828,000    $137,865,000
Other receivables -- domestic...........................     1,469,000         531,000
Allowance for domestic returns and doubtful accounts....   (16,845,000)    (21,676,000)
Accounts receivable -- foreign..........................    25,888,000      28,186,000
Allowance for foreign returns and doubtful accounts.....    (7,326,000)     (9,858,000)
                                                          ------------    ------------
Accounts receivable -- net..............................  $ 97,014,000    $135,048,000
                                                          ============    ============

     The allowance for domestic accrued returns and allowances consists of the following:

                                                     YEARS ENDED DECEMBER 31,
                                           --------------------------------------------
                                               1998            1999            2000
                                           ------------    ------------    ------------
Balance at January 1.....................  $ (7,767,000)   $(15,008,000)   $(16,845,000)
Provision for discounts and returns......   (18,870,000)    (28,072,000)    (27,390,000)
Actual discounts and returns.............    11,629,000      26,235,000      22,559,000
                                           ------------    ------------    ------------
Ending balance...........................  $(15,008,000)   $(16,845,000)   $(21,676,000)
                                           ============    ============    ============

                           THQ INC. AND SUBSIDIARIES

     The allowance for foreign accrued returns and allowances consists of the following:

                                                      YEARS ENDED DECEMBER 31,
                                              -----------------------------------------
                                                 1998           1999           2000
                                              -----------    -----------    -----------
Balance at January 1........................  $  (372,000)   $(3,890,000)   $(7,326,000)
THQ Entertainment purchase as of December 2,
  1998......................................   (3,717,000)            --             --
Provision for discounts and returns.........   (1,968,000)    (6,937,000)    (7,997,000)
Actual discounts and returns................    2,167,000      3,501,000      5,465,000
                                              -----------    -----------    -----------
Ending balance..............................  $(3,890,000)   $(7,326,000)   $(9,858,000)
                                              ===========    ===========    ===========

6. EMPLOYEE PENSION PLAN

     We sponsor for our U.S. employees, a defined contribution plan under
Section 401(k) of the Internal Revenue Code. The plan provides that employees may defer up to 12% of annual compensation, and that we will make a matching contribution equal to each employee's deferral, up to 4% of compensation. We may also contribute funds to the plan in the form of a profit-sharing contribution. Expenses under the plan were $400,000, $477,000, and $1,137,000 in 1998, 1999 and 2000, respectively.

7. INCOME TAXES

     Income before provision for income taxes consisted of:

                                                           FOR YEARS ENDED
                                              -----------------------------------------
                                                 1998           1999           2000
                                              -----------    -----------    -----------
United States...............................  $20,762,000    $45,776,000    $29,540,000
Foreign.....................................    2,034,000      3,843,000      1,703,000
                                              -----------    -----------    -----------
                                              $22,796,000    $49,619,000    $31,243,000
                                              ===========    ===========    ===========

     The provision for income taxes consists of the following:

                                                 1998           1999           2000
                                              -----------    -----------    -----------
CURRENT
Federal.....................................  $14,655,000    $13,648,000    $ 9,048,000
State.......................................    3,275,000      2,897,000      3,395,000
Foreign.....................................      121,000      1,056,000        712,000
                                              -----------    -----------    -----------
                                               18,051,000     17,601,000     13,155,000
DEFERRED
Federal.....................................   (7,170,000)       121,000        209,000
State.......................................   (1,538,000)       755,000       (200,000)
Foreign.....................................           --       (184,000)      (110,000)
                                              -----------    -----------    -----------
                                               (8,708,000)       692,000       (101,000)
                                              -----------    -----------    -----------
Provision for income taxes..................  $ 9,343,000    $18,293,000    $13,054,000
                                              ===========    ===========    ===========

                           THQ INC. AND SUBSIDIARIES

     A reconciliation of the provision for income taxes at the federal statutory rate to the provision recorded in the accompanying financial statements is as follows:

                                                              1998     1999    2000
                                                              -----    ----    ----
Federal provision at statutory rate.........................   35.0%   35.0%   35.0%
State taxes (net of Federal benefit)........................    5.0     5.0     4.1
In-process research and development.........................   10.0      --      --
Change in valuation allowance...............................  (11.8)   (5.2)     --
Preacquisition loss from Volition, Inc......................    2.0     1.2     2.5
Foreign taxes and other, net................................    0.8     0.9     0.2
                                                              -----    ----    ----
                                                               41.0%   36.9%   41.8%
                                                              =====    ====    ====

                                                                    DECEMBER 31,
                                     ---------------------------------------------------------------------------
                                                     1999                                   2000
                                     ------------------------------------   ------------------------------------
                                       FEDERAL        STATE      FOREIGN      FEDERAL        STATE      FOREIGN
                                     -----------   -----------   --------   -----------   -----------   --------
CURRENT
Deferred income tax assets:
  Allowance for doubtful accounts,
    discounts and returns..........  $ 5,896,000   $ 1,144,000   $184,000   $ 7,855,000   $ 1,347,000   $294,000
  License abandonment..............    5,356,000     1,039,000         --     4,763,000       817,000         --
  State income taxes...............      641,000            --         --       846,000            --         --
  Net operating loss...............      821,000        57,000         --       905,000            --         --
  Other -- net.....................      476,000        92,000         --       337,000       249,000         --
                                     -----------   -----------   --------   -----------   -----------   --------
      Total deferred income tax
         assets....................   13,190,000     2,332,000    184,000    14,706,000     2,413,000    294,000
Deferred income tax liabilities:
  Software development costs.......   (7,103,000)   (1,378,000)        --    (6,601,000)   (1,132,000)        --
  State income taxes...............     (408,000)           --         --      (478,000)           --         --
                                     -----------   -----------   --------   -----------   -----------   --------
Net current deferred income tax
  assets...........................  $ 5,679,000   $   954,000   $184,000   $ 7,627,000   $ 1,281,000   $294,000
                                     ===========   ===========   ========   ===========   ===========   ========
NON-CURRENT
Deferred income tax assets:
  Deferred compensation............  $   133,000   $    25,000   $     --   $   175,000   $    30,000   $     --
  Net operating loss...............    2,420,000       168,000         --            --            --         --
  Other -- net.....................      100,000        19,000         --       321,000        55,000         --
                                     -----------   -----------   --------   -----------   -----------   --------
Net non-current deferred income tax
  assets...........................  $ 2,653,000   $   212,000   $     --   $   496,000   $    85,000   $     --
                                     ===========   ===========   ========   ===========   ===========   ========

     The valuation allowance decreased by $2,992,000 and $2,461,000 during 1998 and 1999, respectively.

     As of December 31, 2000 we had federal net operating loss carryforwards of approximately $2,585,000 (expiring from 2009 to 2011).

     At December 31, 2000 we had accumulated foreign earnings of $4,327,000. We do not plan to repatriate these earnings, therefore, no U.S. income tax has been provided on the foreign earnings. If such earnings were distributed, U.S. income taxes would be partially reduced for taxes paid to the jurisdictions in which the income was earned. Additionally, we have not tax effected the cumulative translation adjustment as we have no intention of repatriating foreign earnings.

8. STOCK OPTION PLAN

     We have two stock option plans (the "1990 Plan" and "1997 Plan"), that provide for the issuance of up to 1,462,500 and 4,125,000 shares, respectively, available for employees, consultants and non-employee

                           THQ INC. AND SUBSIDIARIES
directors. As of December 31, 2000, no options under the 1990 Plan and 380,542 options under the 1997 Plan were available for grant. Stock options granted under the option plans may be incentive stock options or nonstatutory stock options. Options may be granted under the option plans to, in the case of incentive stock options, all employees (including officers) of THQ; or, in the case of nonstatutory stock options, all employees (including officers), consultants and non-employee directors of THQ.

     On June 8, 2000, the Board of Directors approved the THQ Inc. Non-executive Employee Stock Option Plan (the "NEEP Plan"). The NEEP Plan has primarily the same attributes as the 1990 Plan and the 1997 Plan, but participation is reserved for employees who are not executive officers and under the NEEP Plan only nonqualified options will be granted. The NEEP Plan provides for the issuance of up to 550,000 shares, of which no more than 20% is available for awards to our non-executive officers and no more than 15% is available for awards to the non-executive officers or general managers of our subsidiaries or divisions. As of December 31, 2000, 37,850 options were available for grant.

     The exercise price per share of all options granted under the plans in 1998, 1999 and 2000 has been the closing market price of the stock on the date of the grant. Stock options issued by PCP&L and GA were issued at below market value. These options were accounted for under APB Opinion No. 25 and we have recognized compensation expense of $187,000, $464,000 and $406,000 for 1998, 1999 and 2000, respectively. Generally, options granted become exercisable over three years and expire within five years from the date of grant.

                                                                 WEIGHTED
                                                                 AVERAGE       NUMBER OF
                       STOCK OPTIONS                          EXERCISE PRICE    SHARES
                       -------------                          --------------   ---------
Balance at January 1, 1998..................................      $ 3.46       1,744,087
  Granted...................................................      $10.93       1,370,525
  Exercised.................................................      $ 2.11        (553,416)
  Canceled..................................................      $ 8.79         (78,937)
                                                                               ---------
Balance at December 31, 1998................................      $ 7.72       2,482,259
  Granted...................................................      $22.24       1,258,200
  Exercised.................................................      $ 5.48        (882,119)
  Canceled..................................................      $11.97        (282,416)
                                                                               ---------
Balance at December 31, 1999................................      $15.11       2,575,924
  Granted...................................................      $15.78       1,518,959
  Exercised.................................................      $ 9.15        (251,665)
  Canceled..................................................      $14.53        (429,915)
                                                                               ---------
Balance at December 31, 2000................................      $15.92       3,413,303
                                                                               =========
Options exercisable at December 31, 2000....................      $13.47       1,217,779

                           THQ INC. AND SUBSIDIARIES

     Options granted and shares exercised relating to options granted outside of our stock option plans during 1998, 1999 and 2000 are listed below. Share exercise prices for these options equal the market price of our common stock at the date of the grant.

                                                                 WEIGHTED
                                                                 AVERAGE       NUMBER OF
                       STOCK OPTIONS                          EXERCISE PRICE    SHARES
                       -------------                          --------------   ---------
Balance at January 1, 1998..................................      $ 1.61         848,116
  Granted...................................................      $ 8.04         508,026
  Exercised.................................................      $ 1.34        (236,250)
                                                                               ---------
Balance at December 31, 1998................................      $ 7.72       1,119,892
  Granted...................................................      $ 2.46          62,204
  Exercised.................................................      $ 1.80        (199,450)
  Canceled..................................................      $ 4.81         (26,072)
                                                                               ---------
Balance at December 31, 1999................................      $15.11         956,574
  Exercised.................................................      $ 1.95        (211,639)
  Canceled..................................................      $ 0.69         (30,432)
                                                                               ---------
Balance at December 31, 2000................................      $ 6.11         714,503
                                                                               =========
Options exercisable at December 31, 2000....................      $ 6.72         643,352

     The following table summarizes information about stock options outstanding at December 31, 2000:

                                          WEIGHTED
                       NUMBER             AVERAGE                                SHARES
   RANGE OF        OUTSTANDING AT        REMAINING       WEIGHTED AVERAGE    EXERCISABLE AT     WEIGHTED AVERAGE
EXERCISE PRICE    DECEMBER 31, 2000   CONTRACTUAL LIFE    EXERCISE PRICE    DECEMBER 31, 2000    EXERCISE PRICE
--------------    -----------------   ----------------   ----------------   -----------------   ----------------
$0.23 - $ 9.83..      1,251,749              4                $ 5.75              992,728            $ 5.34
$10.00 - $12.36..       825,551              4                $11.10              330,074            $11.08
$12.38 - $18.75..     1,078,851              4                $17.00              213,804            $16.87
$19.13 - $26.17..       833,955              4                $24.42              263,625            $24.68
$26.17 - $28.54..       137,700              4                $26.56               60,900            $27.05
                      ---------              --               ------            ---------            ------
                      4,127,806              4                $14.22            1,861,131            $11.13
                      =========              ==               ======            =========            ======

     The estimated fair value of the options granted in 1998, 1999 and 2000 was $13,606,000, $15,443,000 and $12,700,000, respectively. We apply APB Opinion No.
25 and related Interpretations in accounting for stock option plans. Accordingly, no compensation cost for our stock option plans has been recognized in 1998, 1999 or 2000. Had compensation cost for our stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with SFAS No. 123, Accounting for Stock-Based Compensation, our net income and earnings per share for the years ended December 31, 1998, 1999 and 2000 would have been reduced to the pro forma amounts indicated below:

                                                    FOR YEARS ENDED DECEMBER 31,
                                              -----------------------------------------
                                                 1998           1999           2000
                                              -----------    -----------    -----------
Net income:
  As reported...............................  $13,453,000    $31,326,000    $18,189,000
  Pro forma.................................  $ 9,870,000    $24,625,000    $ 8,371,000
Diluted net income per Share:
  As reported...............................  $       .63    $      1.48    $       .84
  Pro forma.................................  $       .47    $      1.16    $       .39

                           THQ INC. AND SUBSIDIARIES

     The fair market value of options granted under the stock option plans during 1998, 1999 and 2000 was determined using the Black-Scholes option pricing model utilizing the following assumptions:

                                                          FOR YEARS ENDED DECEMBER 31,
                                                          -----------------------------
                                                           1998       1999       2000
                                                          -------    -------    -------
Dividend yield..........................................       0%         0%         0%
Anticipated volatility..................................      87%        70%        73%
Weighted average risk-free interest rate................    5.15%      5.53%      6.12%
Expected lives..........................................  4 years    4 years    4 years

9. RELATED PARTY TRANSACTIONS

     In 1998 and 1999, we paid Inland Productions, Inc., a software developer in which we acquired a 25% interest on July 1, 1996, $4,891,000 and $4,905,000, respectively. As of December 31, 1998 and 1999, we owed Inland Productions, Inc. $166,000 and $137,000, respectively. In 2000, Inland Productions, Inc., purchased the 25% interest we acquired in 1996 (See Note 11).

10. CAPITAL STOCK TRANSACTIONS

     On August 31, 2000, we issued 890,110 shares of common stock as part of the purchase price for Volition, Inc. On December 13, 1999, we issued 220,048 shares of common stock in connection with the acquisition of Genetic Anomalies, Inc. On May 24, 1999, we issued 727,436 shares of common stock as part of the purchase price for Pacific Coast Power & Light Company (See Note 3).

     In February 1999, in settlement of litigation, we issued warrants expiring March 19, 2000 to Millennium Partners to purchase 150,000 shares of common stock at $16.08 per share. The fair value of the warrants at issuance was $564,000.

     During the years ended December 31, 1998, 1999 and 2000, the number of warrants to purchase our common stock exercised were 113,000, 64,000 and 100,000, respectively. We received proceeds from the exercise of such warrants totaling $827,000, $766,000 and $1,608,000, in the years ended December 31, 1998, 1999 and 2000, respectively. At December 31, 2000, outstanding warrants were 281,000 at an average exercise price of $10.42 with an expiration date of December 31, 2009.

     In connection with obtaining the World Wrestling Federation license (See
Note 12), in August 1999 we issued to the WWF and a related party to the WWF, warrants expiring December 31, 2009 to purchase 281,250 shares of common stock at $10.42 per share having a fair value of $3,063,000 at the time of issuance.

     On July 23, 1998, and October 26, 1999, we announced three-for-two stock splits, effected in the form of 50% stock dividends, which were distributed on August 24, 1998, and December 1, 1999, respectively, to shareholders of record on August 20, 1998 and November 15, 1999, respectively. The accompanying consolidated financial statements have been adjusted to give effect to these stock splits for all periods presented.

     On May 1, 1998, we issued 532,776 shares of common stock in connection with the acquisition of GameFx, Inc. In December 1998, we issued 249,930 shares of common stock as part of the purchase cost of THQ Entertainment (See Note 11).

11. OTHER LONG-TERM ASSETS

     On March 21, 2000, we acquired less than a 20% interest in a privately held Japanese developer Yuke's Co. Ltd. ("Yuke's"). This investment consisted of $5,020,000 in cash and is included in other

                           THQ INC. AND SUBSIDIARIES
long-term assets in the accompanying balance sheet. The agreement provides that for a certain time period, under separate development agreements, Yuke's will create exclusively for us wrestling games for the PlayStation and PlayStation 2 in North America and Europe. The value of Yuke's shares is not readily determinable and the investment is carried at cost because we do not exercise significant influence over financial or other operating policies.

     In February 2000, Inland Productions, Inc., purchased the 25% interest we acquired on July 1, 1996. No material gain or loss was recognized as a result of this transaction. The equity in the operating results of Inland was not material to the results of operations for any period presented.

     In December 1998, we acquired all of the outstanding shares of THQ Entertainment GmbH (formerly known as Rushware Microhandelsgesellschaft mbH) and its subsidiaries, Softgold Computerspiele GmbH and ABC Spielspass GmbH for consideration consisting of approximately $1,582,000 in cash and 249,930 shares of common stock with a fair value of $4,432,000 which was accounted for as a purchase. In 1999, we renegotiated the purchase of THQ Entertainment and received a payment of $2,540,000 from the sellers. Goodwill, which resulted from the purchase transaction, net of accumulated amortization was $1,796,000 and $1,517,000 at December 31, 1999 and 2000, respectively. THQ Entertainment now serves as our distributor and publisher in Germany and other German-speaking countries.

     On May 1, 1998, we acquired all of the outstanding shares of an applied technology company, GameFx, pursuant to a merger of GameFx with and into our newly formed, wholly owned subsidiary. The consideration paid by us consisted of
(i) the issuance of 523,776 shares of common stock, (ii) the assumption of stock options issued by GameFx to its employees that, if and when exercised, permit the holders thereof to acquire approximately 22,275 shares and (iii) approximately $1,273,000 in cash. The total acquisition cost was approximately $7.5 million and was accounted for as a purchase. The purchase price was allocated to certain intangible assets acquired and to purchased in-process research and development ("R & D"). Purchased R & D included the value of products in the development stage and not considered to have reached technological feasibility. In accordance with applicable accounting rules, purchased in-process R & D is expensed. Accordingly, $7,232,000 of the acquisition cost was expensed in the second quarter of 1998.

12. AGREEMENT WITH JAKKS PACIFIC, INC. AND TITAN SPORTS INC.

     We entered into an agreement with JAKKS Pacific, Inc. ("JAKKS"), to govern our relationship with respect to the WWF license we jointly obtained from Titan Sports, Inc. (now known as World Wrestling Federation Entertainment, Inc.) in June 1999. Our relationship with JAKKS was established to develop, manufacture, distribute, market and sell video games, as well as sublicense product pursuant to the license from the WWF. We control the venture, therefore, all transactions and balances are consolidated with the Company. The principal terms of this operating agreement are as follows:

     - We will be responsible for funding all operations of the venture, including all payments owing to the WWF.

     - For the period commencing November 16, 1999 and ending December 31, 2003, JAKKS will be entitled to receive a preferred payment equal to the greater of a fixed guaranty, payable quarterly, or specified percentages of the "net sales" from WWF licensed games (as defined) in amounts that vary based on the platform. The payment of these amounts is guaranteed by us. We are entitled to the profits and cash distributions remaining after the payment of these amounts. At December 31, 2000, we have exceeded the minimum guarantee for preferred payments.

                           THQ INC. AND SUBSIDIARIES

     - For periods after December 31, 2003, the amount of the preferred payment will be subject to renegotiation between the parties. An arbitration procedure is specified in the event the parties do not reach agreement.

     - We will be responsible for the day-to-day operations of the venture. We will continue to be responsible for development, sales and distribution of the WWF licensed games, while JAKKS will continue to be responsible for the approval process and other relationship matters with the WWF. We will both continue to co-market the games.

     The license agreement with the WWF extends through December 31, 2009, with an option for a five-year automatic extension if we pay them a specified minimum amount during the initial ten-year period of the agreement. As of December 31, 2000, we have essentially earned out the entire minimum guarantee specified in the license agreement.

13. STOCKHOLDERS RIGHTS PLAN

     On June 20, 2000 the Board of Directors (the "Board") approved a Stockholders Rights Plan (the "Plan"). Pursuant to the Plan, on June 21, 2000 we made a dividend distribution of one preferred stock purchase right ("Right") for each outstanding share of Common Stock as of the close of business on July 3, 2000. Each Right entitles the holder to buy one one-hundredth (1/100) of a share of a new series of preferred stock at an exercise price of $100, subject to adjustment. The Rights become exercisable 10 days after any person or group acquires, or 10 business days after any person or group has announced its intention to commence a tender offer for, 15% or more of the outstanding Common Stock.

     In the event that any person or group acquires 15% or more of our outstanding Common Stock, each holder of a Right (other than such person or group) will be entitled to purchase, at the exercise price, the number of shares of Common Stock having a current market value equal to two times the exercise price of the Right.

     If we are acquired in a merger or other business combination, each holder of a Right will be entitled to purchase, at the exercise price, a number of shares of common stock of the acquirer having a current market value equal to two times the exercise price of the Right.

     We may redeem the rights for $.01 at any time until 10 days after the acquisition of 15% of our Common Stock. At any time after a person or group has acquired 15% or more but less than 50% of our Common Stock, we may exchange all or part of the Rights for shares of Common Stock at an exchange ratio of one share of Common Stock for each Right or 1/100 of such new series of preferred stock per Right, subject to adjustment. The rights expire on June 21, 2010.

14. COMMITMENTS AND CONTINGENCIES

     Royalties. At December 31, 1999 and 2000, accrued royalties were $31,404,000 and $29,869,000, respectively. Royalties are classified as current liabilities if initial sales are to commence within one year.

                           THQ INC. AND SUBSIDIARIES

     Leases. We are committed under operating leases with lease termination dates to 2009. Minimum future rentals pursuant to these leases as of December 31, 2000 are as follows:

                                                       FACILITIES    EQUIPMENT
                                                       ----------    ---------
2001.................................................  $2,476,000    $166,000
2002.................................................   1,780,000     114,000
2003.................................................   1,412,000      95,000
2004.................................................     959,000      48,000
2005.................................................     754,000      23,000
Thereafter...........................................     147,000          --
                                                       ----------    --------
                                                       $7,528,000    $446,000
                                                       ==========    ========

     Rent expense was $616,000, $1,834,000, and $2,220,000 in 1998, 1999 and
2000, respectively.

     Legal Proceedings. On December 20, 2000, the United States District Court for the Central District of California granted our second Motion to Dismiss with prejudice in opposition to two essentially identical class action law suits filed against us on February 18, 2000 and on March 2, 2000, respectively. The law suits alleged that we, and certain of our directors and senior officers, violated Section 10(b) of the Securities Exchange Act of 1934 and SEC Rule 10b-5. The Plaintiffs in the law suits did not appeal the ruling and time to file for such appeal has expired.

     On February 13, 2001, the World Championship Wrestling, Inc. filed a civil action against us in the Superior Court in the state of Georgia. The law suit alleges a breach of contract relating to the Interactive License Agreement, dated as of December 29, 1995, between the WCW and us. The Plaintiffs in the law suit allege that we have not paid sufficient royalties due under the agreement for the Nintendo 64 game "Revenge." We intend to vigorously defend against this law suit. We do not believe this law suit will have a material impact on our financial statements.

     We are involved in routine litigation arising in the ordinary course of our business. In the opinion of our management, none of the pending litigation will have a material adverse effect on our consolidated financial condition or results of operations.

                           THQ INC. AND SUBSIDIARIES

15. SEGMENT AND GEOGRAPHIC INFORMATION

     We operate in one reportable segment in which we are a developer, publisher and distributor of interactive entertainment software for the leading hardware platforms in the home video game market. The following information sets forth geographic information on our sales and long-lived assets for the years ended December 31, 1998, 1999 and 2000:

                                          UNITED    UNITED
                                          STATES    KINGDOM   GERMANY   FRANCE   AUSTRALIA   CONSOLIDATED
                                         --------   -------   -------   ------   ---------   ------------
                                                            (IN THOUSANDS OF DOLLARS)
Year ended December 31, 1998:
  Sales to unaffiliated Customers......  $187,583   $23,881   $ 5,252   $   --    $   --       $216,716
                                         ========   =======   =======   ======    ======       ========
  Long-lived assets at December 31,
     1998..............................  $  6,218   $ 4,763   $ 1,063   $   --    $   --       $ 12,044
                                         ========   =======   =======   ======    ======       ========
Year ended December 31, 1999:
  Sales to unaffiliated Customers......  $228,827   $41,404   $33,252   $   --    $   --       $303,483
                                         ========   =======   =======   ======    ======       ========
  Long-lived assets at December 31,
     1999..............................  $ 10,780   $ 1,962   $   988   $    1    $   --       $ 13,731
                                         ========   =======   =======   ======    ======       ========
Year ended December 31, 2000:
  Sales to unaffiliated Customers......  $270,116   $44,638   $20,442   $7,979    $3,828       $347,003
                                         ========   =======   =======   ======    ======       ========
  Long-lived assets at December 31,
     2000..............................  $ 16,792   $ 1,957   $ 1,971   $  320    $  235       $ 21,275
                                         ========   =======   =======   ======    ======       ========

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Our summarized quarterly financial data is as follows:

                                               MARCH 31    JUNE 30     SEPTEMBER 30    DECEMBER 31
                                               --------    --------    ------------    -----------
                                                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Year ended December 31, 1999:
  Revenues...................................  $79,226     $ 51,912      $44,610        $127,735
  Expenses...................................   63,569       45,050       38,243         107,002
                                               -------     --------      -------        --------
  Income before income taxes.................   15,657        6,862        6,367          20,733
  Income taxes...............................    6,300        3,294        2,124           6,575
                                               -------     --------      -------        --------
Net income...................................  $ 9,357     $  3,568      $ 4,243        $ 14,158
                                               =======     ========      =======        ========
Net income per share:
  Basic......................................  $   .50     $    .19      $   .22        $    .73
                                               =======     ========      =======        ========
  Diluted....................................  $   .45     $    .17      $   .20        $    .65
                                               =======     ========      =======        ========
Year ended December 31, 2000:
  Revenues...................................  $70,390     $ 32,407      $53,293        $190,913
  Expenses...................................   63,315       46,236       50,468         155,741
                                               -------     --------      -------        --------
  Income (loss) before income taxes..........    7,075      (13,829)       2,825          35,172
  Income taxes...............................    3,130       (5,226)       1,510          13,640
                                               -------     --------      -------        --------
Net income (loss)............................  $ 3,945     $ (8,603)     $ 1,315        $ 21,532
                                               =======     ========      =======        ========
Net income (loss) per share:
  Basic......................................  $   .20     $  (0.43)     $   .07        $   1.06
                                               =======     ========      =======        ========
  Diluted....................................  $   .18     $  (0.43)     $   .06        $    .99
                                               =======     ========      =======        ========

--------------------------------------------------------------------------------

TRADEMARK & COPYRIGHT INFORMATION


(C) 2001 THQ Inc. THQ and its logo are trademarks and/or registered trademarks of THQ Inc. Evil Dead and its related characters are trademarks of Renaissance Pictures and Bruce Campbell and licensed exclusively to THQ Inc. Evil Dead 2:
Dead by Dawn(TM) & (C) 2001 Canal+DA. Evil Dead 2 is a trademark of Canal+DA. Ricky Carmichael used under exclusive license by THQ Inc. T.J. Lavin used under exclusive license. World Wrestling Federation, its logos and all character likenesses are trademarks of World Wrestling Federation Entertainment, Inc. (C) 2001 World Wrestling Federation Entertainment, Inc. All Rights Reserved. Used under exclusive license by THQ/JAKKS Pacific, LLC. (C) 2001 Viacom International Inc. All rights reserved. Nickelodeon, Blues Clues, Rugrats, Nickelodeon Rocket Power, SpongeBob SquarePants, and all related titles, logos and characters are trademarks of Viacom International Inc. Rugrats created by Arlene Klosky, Gabor Csupo and Paul Germain. Nickelodeon Rocket Power created by Klasky Csupo Inc. SpongeBob SquarePants created by Stephen Hillenburg, Tetris (R); (C) Elorg 1987. Tetris Worlds(TM); (C) Elorg 2001. Tetris Logo by Roger Dean; (C) The Tetris Company 1997. All Rights Reserved. Power Rangers(TM) and (C) 2001 Saban Entertainment, Inc. and Saban International N.V. All Rights Reserved. Used under exclusive license. SCOOBY-DOO and all related characters and elements are trademarks of Hanna-Barbera (C) 2001. New Legends(TM) and (C) 2001 Infinite Machine, Inc. Used under exclusive license. Star Wars (C) 2001 LucasArts Entertainment Company LLC. (C) 2001 Lucasfilm Ltd. & TM or (R) as indicated. All rights reserved. Used under authorization. Hot Wheels, flame logo, the color "Hot Wheels blue", and associated trademarks are owned by and used under license from Mattel, Inc. (C) 2001 Mattel, Inc. All Rights Reserved. Monsters, Inc. (C) 2001 Disney/Pixar. Used under license. All rights reserved. Summoner, Red Faction, Dark Summit, Cedar Ridge Construction, Volition, Pacific Coast Power & Light Company, Genetic Anomalies, Heavy Iron Studios, Helixe, Game FX, THQ Wireless and their respective logos are trademarks of THQ Inc. All other trademarks are property of their respective owners. All Rights Reserved.

                                                                      APPENDIX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                   FORM 10-Q
[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM           TO
                         COMMISSION FILE NUMBER 0-18813

                                    THQ INC.
             (Exact Name of Registrant as Specified in Its Charter)

                             ---------------------

                   DELAWARE                                      13-3541686
       (State or Other Jurisdiction of                        (I.R.S. Employer
        Incorporation or Organization)                      Identification No.)

              27001 AGOURA ROAD                                    91301
             CALABASAS HILLS, CA                                 (Zip Code)
   (Address of principal executive offices)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (818) 871-5000

                             ---------------------

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes  [X]      No  [ ]

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

     Common stock, $0.01 par value: 21,925,238 shares (as of November 1, 2001).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           THQ INC. AND SUBSIDIARIES

                                     INDEX

                                                                       PAGE
                                                                       ----
                      PART I -- FINANCIAL INFORMATION
Item 1.  Consolidated Financial Statements:
         Consolidated Balance Sheets -- September 30, 2001 and
         December 31, 2000...........................................    2
         Consolidated Statements of Operations -- for the Three
         Months and Nine Months Ended September 30, 2001 and 2000....    3
         Consolidated Statements of Stockholders' Equity -- for the
         Nine Months Ended September 30, 2001 and the Year Ended
         December 31, 2000...........................................    4
         Consolidated Statements of Cash Flows -- for the Nine Months
         Ended September 30, 2001 and 2000...........................    5
         Notes to Consolidated Financial Statements..................    6
Item 2.  Management's Discussion and Analysis of Financial Condition
         and Results of Operations...................................   10
Item 3.  Quantitative and Qualitative Disclosures About Market
         Risk........................................................   18

                       PART II -- OTHER INFORMATION
Item 1.  Legal Proceedings...........................................   19
Item 2.  Changes in Securities and Use of Proceeds...................   19
Item 4.  Submission of Matters to a Vote of Security Holders.........   20
Item 6.  Exhibits and Reports on Form 8-K............................   21
Signatures...........................................................   22

                        PART I -- FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS.

                           THQ INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2001            2000
                                                              -------------   ------------
                                                                      (UNAUDITED)
                                          ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 41,082,000    $ 27,998,000
  Accounts receivable -- net................................    46,359,000     135,048,000
  Inventory.................................................    11,103,000      10,707,000
  Prepaid and deferred royalties............................    17,222,000       8,756,000
  Software development costs................................    33,808,000      11,818,000
  Deferred income taxes.....................................     8,966,000       9,202,000
  Income taxes receivable...................................     5,663,000              --
  Prepaid expenses and other current assets.................    15,677,000       4,557,000
                                                              ------------    ------------
          Total current assets..............................   179,880,000     208,086,000
Property and equipment -- net...............................    11,476,000      10,607,000
Deferred royalties -- net of current portion................     9,895,000       2,382,000
Software development costs -- net of current portion........     3,228,000         949,000
Deferred income taxes.......................................       581,000         581,000
Other long-term assets -- net...............................     9,817,000       7,337,000
                                                              ------------    ------------
TOTAL ASSETS................................................  $214,877,000    $229,942,000
                                                              ============    ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Lines of credit...........................................  $         --    $ 15,473,000
  Accounts payable..........................................    10,578,000      22,956,000
  Accrued expenses..........................................    15,408,000      23,448,000
  Accrued royalties.........................................    17,588,000      29,869,000
  Income taxes payable......................................            --       6,071,000
                                                              ------------    ------------
          Total current liabilities.........................    43,574,000      97,817,000
Accrued royalties -- net of current portion.................     8,970,000              --
Commitments and contingencies...............................            --              --
Stockholders' equity:
Common Stock, par value $.01, 75,000,000 shares authorized;
  21,632,807 and 20,460,538 shares issued and outstanding as of September 30, 2001 and December 31, 2000,
  respectively..............................................       216,000         205,000
Additional paid-in capital..................................   108,724,000      85,747,000
Accumulated other comprehensive loss........................    (2,023,000)     (1,715,000)
Retained earnings...........................................    55,416,000      47,888,000
                                                              ------------    ------------
          Total Stockholders' equity........................   162,333,000     132,125,000
                                                              ------------    ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $214,877,000    $229,942,000
                                                              ============    ============

                See notes to consolidated financial statements.

                           THQ INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                      FOR THE THREE MONTHS ENDED     FOR THE NINE MONTHS ENDED
                                            SEPTEMBER 30,                  SEPTEMBER 30,
                                      --------------------------    ----------------------------
                                         2001           2000            2001            2000
                                      -----------    -----------    ------------    ------------
                                             (UNAUDITED)                    (UNAUDITED)
Net sales...........................  $68,045,000    $53,293,000    $182,609,000    $156,090,000
Costs and expenses:
  Cost of sales.....................   29,378,000     19,680,000      81,262,000      62,067,000
  Royalties and project
     abandonment....................   13,390,000     11,757,000      31,701,000      39,584,000
  Product development...............    5,554,000      5,346,000      15,513,000      14,271,000
  Selling and marketing.............    9,952,000      7,707,000      25,563,000      21,996,000
  Payment to venture partner........      342,000      1,343,000       2,105,000       8,246,000
  General and administrative........    4,922,000      5,117,000      16,384,000      14,914,000
                                      -----------    -----------    ------------    ------------
          Total costs and
            expenses................   63,538,000     50,950,000     172,528,000     161,078,000
                                      -----------    -----------    ------------    ------------
Income (loss) from operations.......    4,507,000      2,343,000      10,081,000      (4,988,000)
Interest income, net................      608,000        482,000       1,915,000       1,060,000
                                      -----------    -----------    ------------    ------------
Income (loss) before income taxes...    5,115,000      2,825,000      11,996,000      (3,928,000)
Income taxes........................    1,901,000      1,510,000       4,468,000        (586,000)
                                      -----------    -----------    ------------    ------------
Net income (loss)...................  $ 3,214,000    $ 1,315,000    $  7,528,000    $ (3,342,000)
                                      ===========    ===========    ============    ============
Net income (loss) per
  share -- basic....................  $       .15    $       .07    $        .36    $       (.17)
                                      ===========    ===========    ============    ============
Net income (loss) per
  share -- diluted..................  $       .14    $       .06    $        .33    $       (.17)
                                      ===========    ===========    ============    ============
Shares used in per share
  calculation -- basic..............   21,619,000     20,137,000      21,185,000      20,043,000
                                      ===========    ===========    ============    ============
Shares used in per share
  calculation -- diluted............   23,555,000     21,709,000      23,103,000      20,043,000
                                      ===========    ===========    ============    ============

                See notes to consolidated financial statements.

                           THQ INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                       FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE
                                                           NINE MONTHS ENDED SEPTEMBER 30, 2001
                                     ---------------------------------------------------------------------------------
                                                                             ACCUMULATED
                                                              ADDITIONAL        OTHER
                                       COMMON      COMMON      PAID-IN      COMPREHENSIVE    RETAINED
                                       SHARES      STOCK       CAPITAL          LOSS         EARNINGS        TOTAL
                                     ----------   --------   ------------   -------------   -----------   ------------
                                                                        (UNAUDITED)
BALANCE AT JANUARY 1, 2000.........  19,897,234   $199,000   $ 79,250,000    $  (842,000)   $29,699,000   $108,306,000
Exercise of warrants and options...     563,304      6,000      4,299,000             --             --      4,305,000
Stock compensation.................          --         --        406,000             --             --        406,000
Tax benefit related to the exercise
  of employee stock options........          --         --      1,792,000             --             --      1,792,000
Comprehensive income:
  Net income.......................          --         --             --             --     18,189,000     18,189,000
  Other comprehensive income
    Foreign currency translation
      adjustment...................          --         --             --       (873,000)            --       (873,000)
                                                                                                          ------------
Comprehensive income...............                                                                         17,316,000
                                     ----------   --------   ------------    -----------    -----------   ------------
BALANCE AT DECEMBER 31, 2000.......  20,460,538    205,000     85,747,000     (1,715,000)    47,888,000    132,125,000
Exercise of warrants and options...   1,172,269     11,000     13,035,000             --             --     13,046,000
Issuance of warrants...............          --         --        421,000             --             --        421,000
Stock compensation.................          --         --        224,000             --             --        224,000
Tax benefit related to the exercise
  of employee stock options........          --         --      9,297,000             --             --      9,297,000
Comprehensive income:
  Net income.......................          --         --             --             --      7,528,000      7,528,000
  Other comprehensive income
    Foreign currency translation
      adjustment...................          --         --             --       (308,000)            --       (308,000)
                                                                                                          ------------
Comprehensive income...............                                                                          7,220,000
                                     ----------   --------   ------------    -----------    -----------   ------------
BALANCE AT SEPTEMBER 30, 2001......  21,632,807   $216,000   $108,724,000    $(2,023,000)   $55,416,000   $162,333,000
                                     ==========   ========   ============    ===========    ===========   ============

                   See notes to consolidated financial statements.

                           THQ INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               FOR THE NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                              ---------------------------
                                                                  2001           2000
                                                              ------------   ------------
                                                                      (UNAUDITED)
Cash flows from operating activities:
Net income (loss)...........................................  $  7,528,000   $ (3,342,000)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization.............................     3,741,000      2,547,000
  Provision for doubtful accounts, discounts and returns....    23,113,000     19,835,000
  Loss on disposal of property and equipment................         8,000        105,000
  Stock compensation........................................       224,000        304,000
  Tax benefit related to the exercise of employee stock
     options................................................     9,297,000        409,000
  Deferred income taxes.....................................       356,000      2,177,000
Changes in operating assets and liabilities:
  Accounts receivable.......................................    64,890,000     37,744,000
  Inventory.................................................      (393,000)        39,000
  Prepaid and deferred royalties and software development
     costs..................................................   (40,091,000)   (13,719,000)
  Prepaid expenses and other current assets.................   (11,057,000)    (8,434,000)
  Accounts payable and accrued expenses.....................   (20,158,000)    (1,090,000)
  Accrued royalties.........................................    (3,190,000)     4,879,000
  Income taxes..............................................   (11,718,000)   (13,083,000)
                                                              ------------   ------------
Net cash provided by operating activities...................    22,550,000     28,371,000
                                                              ------------   ------------
Cash flows used in investing activities:
  Proceeds from sale of property and equipment..............        57,000         75,000
  Acquisition of property and equipment.....................    (4,260,000)    (5,741,000)
  Investment in Yuke's Co., Ltd.............................            --     (5,020,000)
  Investment in Network Interactive Sports Limited..........    (3,174,000)            --
  Decrease in other long-term assets........................       461,000         38,000
                                                              ------------   ------------
Net cash used in investing activities.......................    (6,916,000)   (10,648,000)
                                                              ------------   ------------
Cash flows used in financing activities:
  Net decrease in short-term borrowings.....................   (15,473,000)   (16,702,000)
  Proceeds from exercise of warrants and options............    13,046,000      3,015,000
                                                              ------------   ------------
Net cash used in financing activities.......................    (2,427,000)   (13,687,000)
                                                              ------------   ------------
Effect of exchange rate changes on cash.....................      (123,000)       134,000
                                                              ------------   ------------
Net increase in cash and cash equivalents...................    13,084,000      4,170,000
                                                              ------------   ------------
Cash and cash equivalents -- beginning of period............    27,998,000     21,454,000
                                                              ------------   ------------
Cash and cash equivalents -- end of period..................  $ 41,082,000   $ 25,624,000
                                                              ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income taxes................................................  $  7,968,000   $  5,369,000
                                                              ============   ============
Interest....................................................  $     32,000   $    190,000
                                                              ============   ============

                See notes to consolidated financial statements.

                           THQ INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1.  BASIS OF PRESENTATION

     In the opinion of management, the accompanying balance sheets and related interim statements of operations, cash flows and Stockholders' equity include all adjustments, consisting only of normal recurring items, necessary for their fair presentation in conformity with U.S. generally accepted accounting principles. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses. Examples include doubtful accounts, discounts and returns. Actual results may differ from these estimates. Interim results are not necessarily indicative of results for a full year. The information included in this Form 10-Q should be read in conjunction with Management's Discussion and Analysis and financial statements and notes thereto included in our Form 10-K for the year ended December 31, 2000. Certain reclassifications have been made for consistent presentation.

2.  ACCOUNTS RECEIVABLE

     Accounts receivable are due primarily from domestic and foreign retailers and distributors including mass merchants and specialty stores. Accounts receivable at September 30, 2001 and December 31, 2000 consist of the following:

                                                           SEPTEMBER 30,   DECEMBER 31,
                                                               2001            2000
                                                           -------------   ------------
Accounts receivable -- domestic..........................  $ 44,785,000    $137,865,000
Other receivables -- domestic............................       678,000         531,000
Allowance for domestic returns and doubtful accounts.....   (11,987,000)    (21,676,000)
Accounts receivable -- foreign...........................    26,915,000      28,186,000
Allowance for foreign returns and doubtful accounts......   (14,032,000)     (9,858,000)
                                                           ------------    ------------
Accounts receivable -- net...............................  $ 46,359,000    $135,048,000
                                                           ============    ============

3.  CREDIT FACILITY

     We have entered into the Fifth and Sixth Amendments to the Revolving Credit Agreement, dated August 28, 2001 and October 26, 2001, respectively, with Union Bank of California and a syndicate of other financial institutions. Under the terms of the Revolving Credit Agreement, as amended, we are permitted to borrow (and maintain obligations under outstanding letters of credit) up to an aggregate of $35,000,000 through August 1, 2002 subject to the following:

     We may maintain outstanding letters of credit for product purchases and outstanding borrowings in the aggregate up to $35,000,000 between August 1, 2001 and January 31, 2002; and $20,000,000 between February 1, 2002 and July 31, 2002. In addition, outstanding borrowings cannot exceed $10,000,000 for August 1, 2001 through October 31, 2001; $30,000,000 from November 1, 2001 through December 31, 2001; $20,000,000 from January 1, 2002 through January 31, 2002; and $10,000,000 from February 1, 2002 to July 31, 2002.

     We can not have any outstanding borrowings for a period of at least 60 days during each year of the agreement.

     This credit facility is secured by a lien on substantially all of our assets and contains customary financial and non-financial covenants which require us to maintain a specified minimum net worth and limit the ability for us to incur additional indebtedness, sell assets and enter into certain mergers or acquisitions. We are not permitted to pay cash dividends. Amounts outstanding under these credit facilities

                           THQ INC. AND SUBSIDIARIES
bear interest, at our choice, at either a) the bank's prime rate (6.00% at September 30, 2001) or b) the London Interbank Offered Rate (2.63% at September 30, 2001) plus 1.85%. As of September 30, 2001, we had approximately $21,294,000 in obligations with respect to outstanding letters of credit and no outstanding borrowings.

4.  STOCK OPTION PLAN

     On July 20, 2001, our stockholders approved an amendment to the Amended and Restated 1997 Stock Option Plan (the "1997 Amended Plan") to increase the number of shares of common stock for which options may be issued. The 1997 Amended Plan now provides for the issuance of up to 7,025,000 shares of common stock for option grants to directors, officers and key employees. The purchase price per share of common stock purchasable upon exercise of each option may not be less than the fair market value of such share of common stock on the date that such option is granted. Generally, options granted under this plan become exercisable over three years and expire within five years from the date of grant.

5.  CAPITAL STOCK TRANSACTIONS

     In connection with obtaining the World Wrestling Federation license in August 1999, we issued to Titan Sports Inc. (now known as World Wrestling Federation Entertainment, Inc. ("World Wrestling Federation Entertainment")) and another party related to the World Wrestling Federation Entertainment, Stanley Shenker Associates, Inc., warrants to purchase an aggregate amount of 281,250 shares of common stock, which had a fair value of $3,063,000 at the time these warrants were issued. The purchase price for each share of common stock underlying these warrants was $10.42 per share, and the warrants were to expire on December 31, 2009. On June 8, 2001, World Wrestling Federation Entertainment exchanged all of its warrants for 201,660 shares of common stock in a non-cash transaction with a fair market value of $53.61 per share. On July 23, 2001, Stanley Shenker Associates, Inc. exchanged all of its warrants for 25,282 shares of common stock in a non-cash transaction with a fair market value of $57.00 per share.

     On April 19, 2001, in connection with the execution of a development agreement, we issued to such developer warrants to purchase an aggregate amount of 10,000 shares of our common stock, which had a fair value of $198,000 at the time these warrants were issued. Further, these warrants vested immediately upon their grant and may be exercised, in whole or in part, at any time prior to April 19, 2004 for a purchase price of $38.90 per share of the underlying common stock.

     On August 2, 2001, in connection with the execution of a license agreement, we issued to such licensor warrants to purchase an aggregate amount of 10,000 shares of our common stock, which had a fair value of $223,000 at the time these warrants were issued. Further, these warrants vested immediately upon their grant and may be exercised, in whole or in part, at any time prior to August 2, 2004 for a purchase price of $43.70 per share of the underlying common stock.

     On July 20, 2001, our shareholders approved an amendment to our Certificate of Incorporation to increase the number of authorized shares of our common stock from 35,000,000 to 75,000,000. On July 24, 2001, we amended our Certificate of Incorporation to reflect this increase in authorized shares.

6.  OTHER LONG-TERM ASSETS

     On June 13, 2001, THQ International Ltd. and HotGen Studios Ltd. entered into a Joint Venture Agreement pursuant to which THQ International Ltd. acquired a 44% interest in Network Interactive Sports Limited ("NI Sports"), formerly wholly owned by HotGen Studios Ltd. In exchange for this interest, THQ International Ltd. agreed to invest $3.3 million in cash, of which $2.7 million was paid upon execution of the Joint Venture Agreement with the balance to be paid in four equal monthly installments. This investment is included in Other long-term assets in the accompanying balance sheet and is accounted

                           THQ INC. AND SUBSIDIARIES
for using the equity method. For the three months and nine months ended September 30, 2001, our equity in the net loss of the joint venture is immaterial and included in General and Administrative expenses in the accompanying statements of operations.

     NI Sports uses client/server technology to offer multi-player games to subscribers across a variety of platforms including PCs and Wireless Application Protocol enabled mobile phones. Areas of potential future growth are extensions of this technology to game consoles, interactive television and other internet-access devices. NI Sports' first product is Sky Sports Football Manager, an online soccer game for the United Kingdom market. We also utilize HotGen Studios Ltd. as an independent software developer. As of September 30, 2001, they were developing one game for us with a contract value of $500,000 of which $270,000 has been paid and is included in Software Development Costs in the accompanying balance sheet.

7.  COMMITMENTS AND CONTINGENCIES

     There have been no material developments in the legal proceedings previously disclosed in Part II, Item 1 of the 10-Q for second quarter ended June 30, 2001, filed on August 14, 2001. We and certain of our officers and directors are defendants in a class action lawsuit filed in the United States District Court for the Central District of California entitled In re THQ Inc. Securities Litigation, Master File No. CV-00-1783-AHM. On December 20, 2000, the court dismissed this action with prejudice as to all of the defendants. On April 23, 2001, the United States District Court for the Central District of California modified its December 20, 2000 order and permitted plaintiffs to file a third amended complaint. Defendants have filed an answer denying all of the material allegations of the third amended complaint and asserting legal and factual defenses. The third amended complaint alleges that defendants violated Rule 10b-5 and Section 20(a) of the Securities Exchange Act of 1934, including allegations that defendants manipulated the company's stock price; distributed false and misleading information concerning revenue recognition, forecasts and earnings estimates; selectively disclosed material information; and engaged in insider trading. The complaint seeks an unspecified amount in damages. The plaintiffs are purported investors who purchased shares of our common stock from October 26, 1999 through May 24, 2000. The lawsuit is in the discovery phase and a trial date has been set for November 12, 2002. We and all of the individual defendants have taken the position that this lawsuit is without merit. At this early stage, however, we cannot predict the likely outcome of this litigation.

     We also are a party to lawsuits in the normal course of our business, none of which are material.

8.  BASIC AND DILUTED EARNINGS PER SHARE

     The following table is a reconciliation of the weighted-average shares used in the computation of basic and diluted EPS for the years presented:

                                        FOR THE THREE MONTHS ENDED    FOR THE NINE MONTHS ENDED
                                              SEPTEMBER 30,                 SEPTEMBER 30,
                                        --------------------------    --------------------------
                                           2001           2000           2001           2000
                                        -----------    -----------    -----------    -----------
Net income (loss) used to compute
  basic and diluted earnings per
  share...............................  $ 3,214,000    $ 1,315,000    $ 7,528,000    $(3,342,000)
                                        ===========    ===========    ===========    ===========
Weighted average number of shares
  outstanding -- basic................   21,619,000     20,137,000     21,185,000     20,043,000
Dilutive effect of stock options and
  warrants............................    1,936,000      1,572,000      1,918,000             --
                                        -----------    -----------    -----------    -----------
Number of shares used to compute
  earnings per share -- diluted.......   23,555,000     21,709,000     23,103,000     20,043,000
                                        ===========    ===========    ===========    ===========

                           THQ INC. AND SUBSIDIARIES

9.  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. We adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 did not have an impact on our financial statements.

     In June 2001, the FASB issued two new pronouncements: SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS 141 prohibits the use of the pooling-of-interests method for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001 that were accounted for by the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 as to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. We are currently evaluating the provisions of SFAS 141 and 142 and have not determined the impact, if any, they will have on our financial statements.

     In August 2001, the FASB issued a new pronouncement SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 addresses the financial accounting and reporting issues for the impairment or disposal of long-lived assets. This statement supersedes FASB 121 but retains the fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sales. It is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. We are currently evaluating the provisions of SFAS 144 and have not determined the impact, if any, it will have on our financial statements.

10.  SUBSEQUENT EVENTS

     On November 7, 2001, we announced that we had entered into a letter of intent to acquire Rainbow Multimedia Group, Inc ("Rainbow Studios") for approximately 1,000,000 shares of our common stock. The acquisition is subject to the satisfaction of certain conditions, including the execution of definitive documents.

     We believe that the acquisition of Rainbow Studios will strengthen our internal development capabilities, enhancing our ability to create gaming content for the next-generation of console systems including PlayStation 2, GameCube and Xbox.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Quarterly Report contains, or incorporates by reference, certain statements that may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements appear in a number of places in this Report, including, without limitation, "Management's Discussion and Analysis of Financial Condition and Results of Operations". These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including those described above and the following: changes in demand for our products, product mix, the timing of customer orders and deliveries, the impact of competitive products and pricing and difficulties encountered in the integration of acquired businesses. In addition, such statements could be affected by growth rates and market conditions relating to the interactive software industry and general domestic and international economic conditions. Specific information concerning these and other such factors is contained in our Registration Statements filed on Form S-3 with the Securities and Exchange Commission on August 20, 2001, as amended. A copy of this filing may be obtained by contacting us or the SEC. The forward-looking statements contained herein speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this report.

OVERVIEW

     We are a leading global developer and publisher of interactive entertainment software for the major hardware platforms in the home video game market. We currently develop and publish titles for Sony PlayStation 2 and PlayStation, Nintendo Game Boy Advance and Game Boy Color, and PCs. We are currently developing and plan to publish titles for the Microsoft Xbox and Nintendo GameCube consoles. These hardware platforms are scheduled to launch in November 2001. Our titles span most major interactive entertainment software genres, including action, adventure, children's, driving, fighting, puzzle, role playing, simulation, sports and strategy.

     Our software is based on intellectual property licensed or assigned from third parties or created internally. We continually seek to identify and develop titles based on content from other entertainment media (such as movies and television programs), sports and entertainment personalities, popular sports and trends or concepts that have high public visibility or recognition or that reflect the trends of popular culture. Our portfolio of licensed brands includes the World Wrestling Federation, Rugrats, Scooby-Doo, Star Wars, Hot Wheels, Power Rangers and Disney/Pixar's Monsters, Inc.

     We also develop software based on brands created by our six internal development studios and by external developers under contract with us. Our original brands include Red Faction(TM), MX2002 featuring Ricky Carmichael, Summoner(TM), New Legends(TM) and Dark Summit(TM). Other than games that we release on PCs, all of our products are manufactured for us by the manufacturers or their authorized vendors.

     In North America, we market and distribute our software to customers including Wal-Mart, Toys "R" Us, Electronics Boutique, Target, Kmart, GameStop (formerly known as Babbage's Etc.), Best Buy, Kay Bee Toys and other regional and national general merchandisers, discount store chains and specialty retailers. Outside North America, we market and distribute our software to retailers in 70 countries and territories through offices in the United Kingdom, France, Germany and Australia.

     Our business cycle generally commences with the securing of a license to publish one or more titles based on a property or agreement with a proven developer to create a game based on original content. These licenses typically require an advance payment to the licensor and a guarantee of minimum future royalties. We also develop games internally through our development studios Cedar Ridge Construction, Genetic Anomalies, Inc. ("GA"), Heavy Iron Studios, Helixe, Pacific Coast Power & Light Company ("PCP&L") and Volition, Inc. ("Volition"). After we acquire rights to a property from a licensor or develop a concept internally, we begin software development for the title. Upon completion of development and approval of the title by the manufacturer and licensor, we order products and generally cause a letter of credit to be opened in favor of the manufacturer or obtain a line of credit from the manufacturer. Products are shipped at our expense to a public warehouse for domestic distribution or to warehouses in the United Kingdom, Germany, France or Australia for foreign distribution. We then sell directly to our major retail accounts both domestically and in the United Kingdom, Germany, France and Australia. Foreign sales to distributors in other territories are shipped directly to the customers' locations at their expense.

     Unfilled sales orders are commonly referred to as "backlog." Since substantially all of our product orders are fulfilled shortly after we receive them, we do not believe that the amount of our unfilled sales orders as of the end of a period is a meaningful indicator of sales in future periods. Accordingly, we do not report the amount of our unfilled sales orders.

     On August 31, 2000, we completed the acquisition of Volition. The acquisition has been accounted for as a pooling of interests under Accounting Principles Board Opinion No. 16. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows as if Volition had always been part of our company.

     On November 7, 2001, we announced that we had entered into a letter of intent to acquire Rainbow Multimedia Group, Inc ("Rainbow Studios") for approximately 1,000,000 shares of our common stock. The acquisition is subject to the satisfaction of certain conditions, including the execution of definitive documents.

     We believe that the acquisition of Rainbow Studios will strengthen our internal development capabilities, enhancing our ability to create gaming content for the next-generation of console systems including PlayStation 2, GameCube and Xbox.

     Revenue Fluctuations and Seasonality. We have experienced, and may continue to experience, significant quarterly fluctuations in net sales and operating results due to a variety of factors. The software market is highly seasonal with sales typically significantly higher during the fourth quarter (due primarily to the increased demand for interactive games during the year-end holiday buying season). Other factors that cause fluctuations include the timing of our release of new titles, the popularity of both new titles and titles released in prior periods, changes in the mix of titles with varying gross margins, the timing of customer orders, the timing of shipments by the manufacturers, fluctuations in the size and rate of growth of consumer demand for software for various platforms, the timing of the introduction of new platforms and the accuracy of retailers' forecasts of consumer demand. Our expenses are partially based on our expectations of future sales and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure by us to meet our sales expectations. There can be no assurance that we can maintain consistent profitability on a quarterly or annual basis.

     Profit margins may vary over time as a result of a variety of factors. Profit margins for cartridge products for the Game Boy platforms can vary based on the cost of the memory chip used for a particular title. CD-ROM and DVD-ROM-based products have significantly lower per unit manufacturing costs than cartridge-based products; however, they have higher development costs than cartridge-based products.

     Recently Issued Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. We adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 did not have an impact on our financial statements.

     In June 2001, the FASB issued two new pronouncements: Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS 141 prohibits the use of the pooling-of-interests method for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001 that were accounted for by the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 as to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. We are currently evaluating the provisions of SFAS 141 and 142 and have not determined the impact, if any, they will have on our financial statements.

     In August 2001, the FASB issued a new pronouncement Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 addresses the financial accounting and reporting issues for the impairment or disposal of long-lived assets. This statement supersedes FASB 121 but retains the fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sales. It is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. We are currently evaluating the provisions of SFAS 144 and have not determined the impact, if any, it will have on our financial statements.

EURO CURRENCY CONVERSION

     On January 1, 1999, 11 of the 15 member countries of the European Union adopted the Euro as their common legal currency. The Euro trades on currency exchanges and is available for non-cash transactions. From January 1, 1999 through January 1, 2002, participating countries can also maintain their national ("legacy") currencies as legal tender for goods and services. Beginning January 1, 2002, new Euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation no later than July 1, 2002. Our operating subsidiaries in Germany and France have been affected by the Euro conversion and have established plans to address any business issues raised including the competitive impact of cross-border price transparency. It is not anticipated that there will be any near-term business ramifications; however, the long-term implications, including any changes or modifications that will need to be made to business and financial strategies, are still being reviewed. From an accounting, treasury and computer system standpoint, the Euro currency conversion did not have a material impact on our financial position or results of operations.

RESULTS OF OPERATIONS

SALES BY PLATFORM

     The following table set forth our net sales by platform as a percentage of sales for the three months and nine months ended September 30, 2001 and 2000:

                                                         THREE MONTHS     NINE MONTHS
                                                             ENDED           ENDED
                                                         SEPTEMBER 30,   SEPTEMBER 30,
                                                         -------------   -------------
PLATFORM REVENUE MIX                                     2001    2000    2001    2000
--------------------                                     -----   -----   -----   -----
Sony PlayStation 2.....................................   19.4%     --%   20.3%     --%
Sony PlayStation.......................................   10.8    25.6    18.7    43.5
Nintendo Game Boy Advance..............................   33.5      --    15.7      --
Nintendo Game Boy Color................................   17.4    32.5    24.8    27.1
Nintendo 64............................................    1.5    13.6     9.7    17.1
PC CD-ROM..............................................   16.7    12.3    10.2     5.7
Other..................................................    0.7    16.0     0.6     6.6
                                                         -----   -----   -----   -----
                                                         100.0%  100.0%  100.0%  100.0%
                                                         =====   =====   =====   =====

     The following tables set forth our net sales by platform for the three months and nine months ended September 30, 2001 and 2000 (in thousands):

                                         SEPTEMBER 30,   SEPTEMBER 30,   INCREASE/
NET SALES FOR THE THREE MONTHS ENDED         2001            2000        (DECREASE)   % CHANGE
------------------------------------     -------------   -------------   ----------   --------
Sony PlayStation 2.....................     $13,238         $    --       $13,238        N/A
Sony PlayStation.......................       7,335          13,647        (6,312)     (46.3)%
Nintendo Game Boy Advance..............      22,820              --        22,820        N/A
Nintendo Game Boy Color................      11,821          17,325        (5,504)     (31.8)%
Nintendo 64............................       1,031           7,231        (6,200)     (85.7)%
PC CD-ROM..............................      11,341           6,555         4,786       73.0%
Other..................................         459           8,535        (8,076)     (94.6)%
                                            -------         -------       -------      -----
Net Sales..............................     $68,045         $53,293       $14,752       27.7%
                                            =======         =======       =======      =====

                                         SEPTEMBER 30,   SEPTEMBER 30,   INCREASE/
NET SALES FOR THE NINE MONTHS ENDED          2001            2000        (DECREASE)   % CHANGE
-----------------------------------      -------------   -------------   ----------   --------
Sony PlayStation 2.....................    $ 37,138        $     --       $37,138        N/A
Sony PlayStation.......................      34,150          67,846       (33,696)     (49.7)%
Nintendo Game Boy Advance..............      28,662              --        28,662        N/A
Nintendo Game Boy Color................      45,325          42,363         2,962        7.0%
Nintendo 64............................      17,762          26,644        (8,882)     (33.3)%
PC CD-ROM..............................      18,583           8,855         9,728      109.9%
Other..................................         989          10,382        (9,393)     (90.5)%
                                           --------        --------       -------      -----
Net Sales..............................    $182,609        $156,090       $26,519       17.0%
                                           ========        ========       =======      =====

  Sony PlayStation 2 Net Sales

     We had no new releases of PlayStation 2 titles in the third quarter of 2001. However, Red Faction(TM) and MX 2002 featuring Ricky Carmichael had continued strong sales in the third quarter of 2001.

  Sony PlayStation Net Sales

     PlayStation net sales decreased for the three months and the nine months ended September 30, 2001 compared to the same periods in the prior year for two reasons: 1) sales of WWF Smackdown! which was released in the first half of 2000 and 2) the expected weaker market for PlayStation products due to the transition to PlayStation 2.

  Nintendo Game Boy Advance Net Sales

     We released ten Game Boy Advance titles during the third quarter of 2001 including Rocket Power: Dream Scheme, MX 2002 featuring Ricky Carmichael, Tetris Worlds and Rugrats: Castle Capers.

  Nintendo Game Boy Color Net Sales

     Game Boy Color net sales decreased during the third quarter of 2001 as compared to the same period last year due to the introduction of the Game Boy Advance platform. Year to date, net sales have increased due to the increased number of titles released as compared to the same period last year.

  Nintendo 64 Net Sales

     We had no releases of Nintendo 64 ("N64") product in the third quarter of 2001 and one N64 release in the third quarter of 2000. For the nine months ended September 30, 2001, we have released two titles for N64 versus only one N64 title released in the same period last year. Although the number of releases was higher, net sales decreased by 33% due to the weaker market for N64 product as the industry transitions to the next generation of hardware.

  PC CD-ROM Net Sales

     The significant increase in PC CD-ROM net sales, for both the three months and nine months ended September 30, 2001 as compared to the same periods last year, can be attributed to the worldwide release of Red Faction(TM) for the PC, as well as Hot Wheels and Matchbox titles released under our license agreement with Mattel.

SALES BY TERRITORY

     The following tables set forth, for the three months and nine months ended September 30, 2001 and 2000, our sales for the North America and international territories (in thousands):

                                                 SEPTEMBER 30,   SEPTEMBER 30,   INCREASE/
NET SALES FOR THE THREE MONTHS ENDED:                2001            2000        (DECREASE)   % CHANGE
-------------------------------------            -------------   -------------   ----------   --------
North America..................................     $47,182         $40,223       $ 6,959        17%
International..................................      20,863          13,070         7,793        60%
                                                    -------         -------       -------        --
Net Sales......................................     $68,045         $53,293       $14,752        28%
                                                    =======         =======       =======        ==

                                                 SEPTEMBER 30,   SEPTEMBER 30,   INCREASE/
NET SALES FOR THE NINE MONTHS ENDED:                 2001            2000        (DECREASE)   % CHANGE
------------------------------------             -------------   -------------   ----------   --------
North America..................................    $118,713        $115,545       $ 3,168         3%
International..................................      63,896          40,545        23,351        58%
                                                   --------        --------       -------        --
Net Sales......................................    $182,609        $156,090       $26,519        17%
                                                   ========        ========       =======        ==

  NORTH AMERICA NET SALES

     The increase in net sales in North America for the three months ended September 30, 2001 as compared to the same period last year was primarily due to:

     - The release of seven Game Boy Advance titles including, Rocket Power:
       Dream Scheme, Tetris Worlds and Rugrats: Castle Capers.

     - The release of eight PC CD-ROM titles, including Red Faction(TM) for the PC, during the third quarter of 2001 compared to only one PC CD-ROM title released during the same period last year.

     - Continued strong sales of Red Faction(TM) and MX 2002 featuring Ricky Carmichael for PlayStation 2, which we released in the second quarter of 2001.

       This increase was offset by a 90% decrease in N64 net sales, a 53% decrease in PlayStation net sales and a 43% decrease in Game Boy Color net sales related to the transition to next generation hardware.

     The slight increase in net sales in North America for the nine months ended September 30, 2001 as compared to the same period last year was primarily due to

     - The release of Red Faction(TM) and MX 2002 featuring Ricky Carmichael on the PlayStation 2 and continued strong sales of various WWF titles.

     - The release of Red Faction(TM) for the PC as well as nine other PC CD-ROM titles compared to only one PC CD-ROM title released during the same period last year.

     - A 73% increase in net sales of titles for handheld gaming systems -- Nintendo Game Boy Color and Nintendo Game Boy Advance.

       This increase was offset by a 58% decrease in N64 net sales and a 59% decrease in PlayStation net sales related to the transition to next generation hardware.

     To date, the recent terrorist attacks in the United States have not had a material impact on our financial position or results of operations. The future economic consequences of those attacks are still unknown at this time. We cannot determine if the attacks or any events arising as a result of those attacks will have a material impact on our business in the future.

  INTERNATIONAL NET SALES

     The increase in net sales in the international territories for the three months ended September 30, 2001 as compared to the same period last year was primarily due to:

     - The release of MX 2002 featuring Ricky Carmichael for PlayStation 2 and the release of Red Faction(TM) for the PC and continued strong sales of Red Faction(TM) for PlayStation 2.

     - A 147% increase in net sales of titles for handheld gaming systems -- Nintendo Game Boy Color and Nintendo Game Boy Advance.

       This increase was offset by a slight decrease in PlayStation net sales related to the transition to PlayStation 2 hardware and an overall decrease of 24% in net sales of PC CD-ROM titles.

     The increase in net sales in the international territories for the nine months ended September 30, 2001 as compared to the same period last year was primarily due to:

     - Strong sales of Red Faction(TM) for PlayStation 2 and PC CD-ROM.

     - An 80% increase in net sales of titles for handheld gaming systems -- Nintendo Game Boy Color and Nintendo Game Boy Advance.

     - A greater than 230% increase in N64 net sales due to the continued sales of WWF No Mercy, which was released in the fourth quarter of 2000, and the distribution of Conker's Bad Fur Day.

       This increase was offset by a 21% decrease in PlayStation net sales related to the transition to PlayStation 2 hardware.

COSTS AND EXPENSES, INTEREST INCOME -- NET, AND INCOME TAXES

     Information about our costs and expenses, interest income -- net, and income taxes for the three and nine months ended September 30, 2001 and 2000 is presented below:

                                                     PERCENT OF NET SALES         PERCENT OF NET SALES
                                                     ---------------------        --------------------
                                                      THREE MONTHS ENDED           NINE MONTHS ENDED
                                                         SEPTEMBER 30,               SEPTEMBER 30,
                                                     ---------------------        --------------------
                                                      2001           2000          2001          2000
                                                     -------        ------        ------        ------
Costs and expenses:
  Cost of sales....................................    43.2%         36.9%         44.5%         39.8%
  Royalties and project abandonment................    19.7          22.1          17.4          25.4
  Product development..............................     8.2          10.0           8.5           9.1
  Selling and marketing............................    14.6          14.5          14.0          14.1
  Payment to venture partner.......................     0.5           2.5           1.1           5.3
  General and administrative.......................     7.2           9.6           9.0           9.5
                                                      -----          ----         -----         -----
Total costs and expenses...........................    93.4          95.6          94.5         103.2
                                                      -----          ----         -----         -----
Income (loss) from operations......................     6.6           4.4           5.5          (3.2)
Interest income, net...............................     0.9           0.9           1.1           0.7
                                                      -----          ----         -----         -----
Income (loss) before income taxes..................     7.5           5.3           6.6          (2.5)
Income taxes.......................................     2.8           2.8           2.5          (0.4)
                                                      -----          ----         -----         -----
Net income (loss)..................................     4.7%          2.5%          4.1%         (2.1)%
                                                      =====          ====         =====         =====

  Cost of Sales

     Cost of Sales as a percentage of net sales increased for the three months and nine months ended September 30, 2001 compared to the same periods last year primarily due to:

     - An increase in the percentage of handheld game sales during the third quarter of 2001, which have a higher cost per unit than disc based games.

     - The decrease in gross margins for titles related to legacy hardware platforms as the industry transitions to the next generation of gaming systems.

     We expect our margins to increase in the fourth quarter of 2001 due to a higher proportion of sales from next generation disc based products.

  Royalties and Project Abandonment

     Royalties and Project Abandonment decreased as a percentage of net sales for the three months and nine months ended September 30, 2001 compared to the same periods last year primarily due to:

     - Strong sales of Red Faction(TM) which carries an overall lower royalty rate because we own the intellectual property.

     - An increase in the percentage of handheld games sold during the periods, which carry lower royalty rates than console games.

     - The May 2000 non-cash charge. Before the May 2000 non-cash charge, royalties and project abandonment for the nine months ended September 30, 2000 was 19.9%.

  Product Development

     Product Development expenses decreased as a percentage of net sales for the third quarter of 2001 compared to the same period last year primarily due to the increase in net sales for the period. Product Development expenses increased by $208,000 for the three months ended September 30, 2001 and increased by $1,242,000 for the nine months ended September 30, 2001 as compared to the same periods of last year. This increase is related to the increased head count of our corporate product development department, required to support the launch of four new hardware platforms over a twelve-month period and the increased number of titles under development.

  Selling and Marketing

     Selling and Marketing expenses increased by $2,245,000 for the three months ended September 30, 2001 and by $3,567,000 for the nine months ended September 30, 2001 compared to the same periods last year. This increase is directly related to the increase in net sales. Selling and marketing expenses have remained relatively constant as a percentage of net sales for both the three months and nine months ended September 30, 2001 and 2000.

  Payment to Venture Partner

     Payment to JAKKS Pacific, Inc. has decreased as a percentage of total net sales and in absolute dollars for the three months and nine months ended September 30, 2001 compared to the same periods last year in direct relation to the decrease in World Wrestling Federation related sales as a percentage of our total net sales for these periods. Payment to Venture Partner is expected to increase as a percentage of net sales in the fourth quarter of 2001 due to the release of WWF Smackdown! Just Bring It for PlayStation 2, WWF Raw for the Xbox and WWF Road to Wrestlemania for the Game Boy Advance.

  General and Administrative

     General and Administrative expenses remained relatively constant in absolute dollars for the three months ended September 30, 2001 compared to the same period last year. General and Administrative expenses increased by $1,470,000 and remained relatively constant as a percentage of net sales for the nine months ended September 30, 2001 compared to the same period last year. This increase is due to increased activity year to date and to incremental costs required to support the launch of four new hardware platforms over a twelve-month period.

  Interest Income, net

     Interest Income, net increased for the three months and nine months ended September 30, 2001 compared to the same periods last year as a result of a higher average cash and cash equivalents balance.

  Income Taxes

     The effective tax rate for the three months and nine months ended September 30, 2001 was 37%. We estimate the effective tax rate for 2001 to be 37%; the effective tax rate for 2000 was 42%. The decrease in the effective tax rate from 2000 to 2001 is due primarily to the move of our warehouse to a state with a lower overall tax rate.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal uses of cash are product purchases, guaranteed payments to licensors, advance payments to developers and the costs of internal software development. In order to purchase products from manufacturers, we typically open letters of credit in their favor or obtain a line of credit from the manufacturer.

     Our cash and cash equivalents increased by $13,084,000 to $41,082,000 during the nine months ended September 30, 2001 from $27,998,000 at December 31, 2000. Net cash provided by operations was $22,550,000 for the nine months ended September 30, 2001, which resulted primarily from the collection of accounts receivable at December 31, 2000, offset by increases in prepaid and deferred royalties and software development costs. The amount of our accounts receivable is subject to significant seasonal fluctuations as a consequence of the seasonality of our sales, which are always highest during the fourth quarter.

     We used $6,916,000 in investing activities during the nine months ended September 30, 2001. We acquired a 44% interest in NI Sports for $3.3 million in cash, of which $2.7 million was paid upon execution of the Joint Venture Agreement with the balance to be paid in four equal monthly installments. At September 30, 2001, one payment remained to be paid. See "Notes to Consolidated Financial Statements - Other Long-Term Assets."

     We used $2,427,000 of net cash in financing activities during the nine months ended September 30, 2001. While the exercise of options and warrants to purchase our common stock generated $13,046,000, the repayment of borrowings from our line of credit required an expenditure of $15,473,000.

     We believe that our cash on hand, funds provided by operations and borrowing capacity will be adequate to meet our anticipated requirements, on both a short-term and long-term basis, for operating expenses, product purchases and guaranteed payments to licensors and software development.

     Credit Facilities. We have entered into the Fifth and Sixth Amendments to the Revolving Credit Agreement, dated August 28, 2001 and October 26, 2001, respectively, with Union Bank of California and a syndicate of other financial institutions. Under the terms of the Revolving Credit Agreement, as amended, we are permitted to borrow (and maintain obligations under outstanding letters of credit) up to an aggregate of $35,000,000 through August 1, 2002 subject to the following:

     We may maintain outstanding letters of credit for product purchases and outstanding borrowings in the aggregate up to $35,000,000 between August 1, 2001 and January 31, 2002; and $20,000,000 between February 1, 2002 and July 31, 2002. In addition, outstanding borrowings cannot exceed $10,000,000 for August 1, 2001 through October 31, 2001; $30,000,000 from November 1, 2001 through December 31, 2001; $20,000,000 from January 1, 2002 through January 31, 2002; and $10,000,000 from February 1, 2002 to July 31, 2002.

     We are also required to not have any outstanding borrowings for a period of at least 60 days during each year of the agreement.

     This credit facility is secured by a lien on substantially all of our assets and contains customary financial and non-financial covenants which require us to maintain a specified minimum net worth and limit the ability for us to incur additional indebtedness, sell assets and enter into certain mergers or acquisitions. We are not permitted to pay cash dividends. Amounts outstanding under these credit facilities bear interest, at our choice, at either a) the bank's prime rate (6.00% at September 30, 2001) or b) the London Interbank Offered Rate (2.63% at September 30, 2001) plus 1.85%. As of September 30, 2001, we had approximately $21,294,000 in obligations with respect to outstanding letters of credit and no outstanding borrowings.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk is the potential loss arising from fluctuations in market rates and prices. Our market risk exposures primarily include fluctuations in interest rates and foreign currency exchange rates.

  Interest Rate Risk

     Our interest rate risk is immaterial due to the short maturity of our debt. We have no fixed rate debt.

  Foreign Currency Risk

     We transact business in many different foreign currencies and may be exposed to financial market risk resulting from fluctuations in foreign currency exchange rates, particularly the Great British Pound ("GBP") and the Euro. The volatility of the GBP and the Euro (and all other applicable currencies) will be monitored frequently throughout the remainder of the year. While we have not engaged in foreign currency hedging, we may in the future use hedging programs, currency forward contracts, currency options and/or other derivative financial instruments commonly utilized to reduce financial market risks if it is determined that such hedging activities are appropriate to reduce risk.

                          PART II -- OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

     We are a party to lawsuits in the normal course of our business. Litigation in general, and securities and intellectual property litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Other than as described below, we are not a party to any material legal proceedings.

     There have been no material developments in the legal proceedings previously disclosed in Part II, Item 1 of the 10-Q for second quarter ended June 30, 2001, filed on August 14, 2001. We and certain of our officers and directors are defendants in a class action lawsuit filed in the United States District Court for the Central District of California entitled In re THQ Inc. Securities Litigation, Master File No. CV-00-1783-AHM. On December 20, 2000, the court dismissed this action with prejudice as to all of the defendants. On April 23, 2001, the United States District Court for the Central District of California modified its December 20, 2000 order and permitted plaintiffs to file a third amended complaint on that date. Defendants have filed an answer denying all of the material allegations of the third amended complaint and asserting legal and factual defenses. The third amended complaint alleges that defendants violated Rule 10b-5 and Section 20(a) of the Securities Exchange Act of 1934, including allegations that defendants manipulated the company's stock price; distributed false and misleading information concerning revenue recognition, forecasts and earnings estimates; selectively disclosed material information; and engaged in insider trading. The complaint seeks an unspecified amount in damages. The plaintiffs are purported investors who purchased shares of our common stock from October 26, 1999 through May 24, 2000. The lawsuit is in the discovery phase. We and all of the individual defendants have taken the position that this lawsuit is without merit and a trial date has been set for November 12, 2002. At this early stage, however, we cannot predict the likely outcome of this litigation.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

     On July 20, 2001, our shareholders approved an amendment to our Certificate of Incorporation to increase the number of authorized shares of our common stock from 35,000,000 to 75,000,000. On July 24, 2001, we amended our Certificate of Incorporation to reflect this increase in authorized shares.

     As of August 22, 2001, we entered into the Amended and Restated Rights Agreement, attached hereto as Exhibit 4.1, with Computershare Investor Services, LLC as Rights Agent. On June 21, 2000, our Board of Directors declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of our common stock to stockholders of record at the close of business on July 3, 2000. Each Right entitles the holder to buy one one-thousandth (1/1000) of a share of a Series A Junior Participating Preferred Stock at a purchase price of $10 per one-one thousandth (1/1000) of a share, subject to adjustment. The Rights become exercisable (i) 10 days after a public announcement that a person or group has acquired, or has obtained a right to acquire, 15% or more of our outstanding common stock, or (ii) 10 business days following the commencement of a tender offer for 15% or more of our outstanding common stock.

     In the event that any person or group acquires 15% or more of our outstanding common stock, each holder of a Right (other than such acquiring person or group) will be entitled to purchase, at the exercise price, the number of shares of common stock having a current market value equal to two times the exercise price of the Right. We may redeem the Rights in whole, but not in part, at a price of $.001 per Right (subject to adjustment and payable in cash, our common stock, or other consideration deemed appropriate by our Board of Directors) at any time until 10 days following the public announcement that any person or group has acquired 15% or more of our Common Stock. Unless we redeem them earlier, the rights expire on June 21, 2010. This description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     We held our 2001 Annual Meeting of Stockholders on July 20, 2001. The following matters were decided:

          1.  Five directors were elected:

                                                                  VOTES        VOTES
                                                                   FOR       WITHHELD
                                                                ----------   ---------
                Brian J. Farrell..............................  16,789,742   3,444,971
                Jeffrey C. Lapin..............................  16,791,576   3,443,137
                Lawrence Burstein.............................  19,945,632     289,081
                James L. Whims................................  19,945,932     288,781
                L. Gregory Ballard............................  19,945,734     288,979

          2. An amendment to our Amended and Restated 1997 Stock Option Plan was approved. This amendment increases the number of shares of common stock for which options may be issued from 4,125,000 to 7,025,000 shares. The amendment was approved by a vote of 10,478,983 for, 6,272,178 against, and 35,512 abstaining.

          3. An amendment to our Certificate of Incorporation was approved. This amendment increases the number of authorized shares of our common stock from 35,000,000 to 75,000,000 shares. The amendment was approved by a vote of 17,403,837 for, 2,829,409 against, and 1,467 abstaining.

          4. A proposal to ratify the appointment of Deloitte & Touche LLP as our independent auditors for the fiscal year ending December 31, 2001 was approved by a vote of 18,189,755 for, 2,039,550 against, and 5,408 abstaining.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits.

EXHIBIT
NUMBER                                TITLE
-------                               -----
  3.1      Certificate of Incorporation (incorporated by reference to
           Exhibit 3.1 to Post-Effective Amendment No. 1 to the
           Registrant's Registration Statement on Form S-3 filed on
           January 9, 1998 (File No. 333-32221) (the "S-3 Registration
           Statement")).
  3.2      Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to Post-Effective Amendment No. 1 to the S-3 Registration Statement).
  3.3      Amendment to Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to the Registrant's Quarterly
           Report on Form 10-Q for the quarterly period ended June 30,
           2001).
  3.4      Amended and Restated Bylaws (incorporated by reference to
           Exhibit 3 to the Registrant's Current Report on Form 8-K,
           dated June 22, 2000).
  3.5      Certificate of Designation of Series A Junior Participating
           Preferred Stock of THQ Inc. (incorporated by reference to
           Exhibit A to Exhibit 1 of Amendment No. 2 to the
           Registrant's Registration Statement on Form 8-A filed on
           August 28, 2001 (the "August 28 Form 8-A") (File No.
           001-15959)).
 *3.6      Amendment to Certificate of Designation of Series A Junior
           Participating Preferred Stock of THQ Inc.
  4.1      Amended and Restated Rights Agreement, dated as of August
           22, 2001 between the Company and Computershare Investor
           Services, LLC (incorporated by reference to Exhibit 1 to the
           August 28 Form 8-A).
*10.1      Fifth Amendment to Revolving Credit Agreement, dated as of
           August 28, 2001 between the Registrant, Union Bank as Agent and as Lender, BNP Paribas, and Pacific Century Bank, N.A.
*10.2      Sixth Amendment to Revolving Credit Agreement, dated as of
           October 26, 2001 between the Registrant, Union Bank as Agent and as Lender, BNP Paribas, and Pacific Century Bank, N.A.

---------------
* Filed herewith.

(b) Reports on Form 8-K.

     There were no reports on Form 8-K filed during the quarter.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 9, 2001

                                          THQ INC.

                                          By:     /s/ BRIAN J. FARRELL
                                            ------------------------------------
                                                      Brian J. Farrell
                                                   Chairman of the Board,
                                                    President and Chief
                                                     Executive Officer

                                          THQ INC.

                                          By:         /s/ FRED GYSI
                                            ------------------------------------
                                                         Fred Gysi
                                               Senior Vice President, Finance
                                            and Administration, Chief Financial
                                                   Officer and Secretary
                                                (Principal Financial Officer
                                             and Principal Accounting Officer)

                       [INSIDE BACK COVER OF PROSPECTUS]


         [GRAPHIC OF              [GRAPHIC OF RED FACTION         [GRAPHIC OF EVIL DEAD
      RICKY CARMICHAEL]                 CHARACTER]                     CHARACTER]
           MX 2002                    RED FACTION(TM)                 EVIL DEAD(TM)
 FEATURING RICKY CARMICHAEL
                                        [THQ LOGO]
   [GRAPHIC OF DARK SUMMIT          ORIGINAL PROPERTIES                [GRAPHIC OF
         CHARACTER]                                                    T.J. LAVIN]
       DARK SUMMIT(TM)             [GRAPHIC OF SUMMONER       T.J. LAVIN'S ULTIMATE BMX(TM)
                                        CHARACTER]
   [GRAPHIC OF NEW LEGENDS             SUMMONER(TM)
         CHARACTER]
       NEW LEGENDS(TM)


      Depicts partial listing of THQ's original properties in development.

                                [THQ INC. LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth an itemized statement of all fees and expenses in connection with the distribution of the securities being registered pursuant to this Registration Statement. All amounts except the Securities Exchange Commission registration fees are estimated.

Securities and Exchange Commission registration fee.........  $ 38,410
NASD filing fees............................................  $ 15,864
Nasdaq additional listing fee...............................  $ 17,500
Accountants' fees and expenses..............................  $ 50,000
Legal fees and expenses.....................................  $150,000
Printing and engraving expenses.............................  $120,000
Miscellaneous...............................................  $  8,226
                                                              --------
  Total.....................................................  $400,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the Delaware General Corporation Law, directors and officers, as well as other employees or persons, may be indemnified against judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, i.e., a "derivative action"), and against expenses (including attorney's fees) in any action (including a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. However, in the case of a derivative action, a person cannot be indemnified for expenses in respect of any matter as to which the person is adjudged to be liable to the corporation unless and to the extent a court determines that such person is fairly and reasonably entitled to indemnity for such expenses.

     Delaware law also provides that, to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action or matter, the corporation must indemnify such party against expenses (including attorneys' fees) actually and reasonably incurred by such party in connection therewith.

     Expenses incurred by a director or officer in defending any action may be paid by a Delaware corporation in advance of the final disposition of the action upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such party is not entitled to be indemnified by the corporation.

     The Delaware General Corporation Law provides that the indemnification and advancement of expenses provided thereby are not exclusive of any other rights granted by bylaws, agreements or otherwise, and provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person, whether or not the corporation would have the power to indemnify such person under Delaware law.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     Brian J. Farrell, the President and Chief Executive Officer and a director of the company, and Jeffrey C. Lapin, the Vice Chairman and Chief Operating Officer and a director of the company have entered into employment agreements with the company pursuant to which the Company has agreed to indemnify Messrs. Farrell and Lapin for losses, liabilities, damages and expenses incurred as a result of their acting on behalf of the company, subject to certain conditions and limitations.

ITEM 16.   EXHIBITS

     The following exhibits are filed herewith:


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
  1.1    Underwriting Agreement.
  4.1**  Amended and Restated Rights Agreement, dated as of August
         22, 2001 between the Company and Computershare Investor
         Services, LLC, as Rights Agent, which includes the form of
         Amended Certificate of Designation setting forth the terms of the Series A Junior Participating Preferred Stock as
         Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit
         C (filed as Exhibit 1 to Amendment No. 2 to the Registrant's
         Registration Statement on Form 8-A (File No. 001-15959),
         filed on August 28, 2001, and incorporated herein by
         reference).
  5.1**  Opinion of Sidley Austin Brown & Wood.
 23.1    Consent of Deloitte & Touche LLP.
 23.2**  Consent of Sidley Austin Brown & Wood (included in Exhibit
         5.1).
 24.1**  Power of Attorney.


---------------

** Previously filed.


ITEM 17.   UNDERTAKINGS

          Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of any employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas Hills, State of California on November 9, 2001.


                                          THQ INC.

                                          By:       /s/ FRED A. GYSI
                                            ------------------------------------
                                                        Fred A. Gysi
                                            Chief Financial Officer, Senior Vice
                                                   President -- Finance and
                                                  Administration, Treasurer
                                                       and Secretary

     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment has been signed by the following persons in the capacities and on the date indicated.


                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                /s/ BRIAN J. FARRELL                     Director, Chairman of the    November 9, 2001
-----------------------------------------------------   Board, President and Chief
                  Brian J. Farrell                     Executive Officer (Principal
                                                            Executive Officer)

               /s/ LAWRENCE BURSTEIN*                           Director              November 9, 2001
-----------------------------------------------------
                  Lawrence Burstein

                /s/ JEFFREY C. LAPIN*                   Director, Vice Chairman and   November 9, 2001
-----------------------------------------------------     Chief Operating Officer
                  Jeffrey C. Lapin

                 /s/ JAMES L. WHIMS*                            Director              November 9, 2001
-----------------------------------------------------
                   James L. Whims

               /s/ L. GREGORY BALLARD*                          Director              November 9, 2001
-----------------------------------------------------
                 L. Gregory Ballard

                  /s/ FRED A. GYSI                       Senior Vice President --     November 9, 2001
-----------------------------------------------------   Finance and Administration,
                    Fred A. Gysi                          Chief Financial Officer
                                                          Treasurer and Secretary
                                                       (Principal Financial Officer
                                                         and Principal Accounting
                                                                 Officer)

                *By: /s/ FRED A. GYSI
  -------------------------------------------------
                    Fred A. Gysi
                  Attorney in Fact

                               INDEX TO EXHIBITS


EXHIBIT                                                                  SEQUENTIAL
NUMBER                           DESCRIPTION                             PAGE NUMBER
-------                          -----------                             -----------
  1.1    Underwriting Agreement.
  4.1**  Amended and Restated Rights Agreement, dated as of August           ***
         22, 2001 between the Company and Computershare Investor
         Services, LLC, as Rights Agent, which includes the form of
         Amended Certificate of Designation setting forth the terms of the Series A Junior Participating Preferred Stock as
         Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit
         C (filed as Exhibit 1 to Amendment No. 2 to the Registrant's
         Registration Statement on Form 8-A (File No. 001-15959),
         filed on August 28, 2001, and incorporated herein by
         reference).
  5.1**  Opinion of Sidley Austin Brown & Wood.
 23.1    Consent of Deloitte & Touche LLP.
 23.2**  Consent of Sidley Austin Brown & Wood (included in Exhibit          ***
         5.1).
 24.1**  Power of Attorney.


---------------

 ** Previously filed


*** Not Applicable